SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON JUNE 13, 2014

As filed with the Securities and Exchange Commission on                     , 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

USD Partners LP

(Exact name of Registrant as Specified in Its Charter)

Delaware	4610	30-0831007
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

811 Main Street, Suite 2800

Houston, Texas 77002

(281) 291-0510

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Daniel K. Borgen

Chief Executive Officer and President

USD Partners LP

811 Main Street, Suite 2800

Houston, Texas 77002

(281) 291-0510

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Sean T. Wheeler Keith Benson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Douglas E. McWilliams Sarah K. Morgan Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests

(1)	Includes common units issuable upon exercise of the underwriters’ over-allotment option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2014

PRELIMINARY PROSPECTUS

Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering              common units. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $         and $         per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol “USDP”.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 22.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution, or any distribution, to holders of our common and subordinated units.

•	On a pro forma basis, we would not have generated positive distributable cash flow for the twelve months ended March 31, 2014.
•	Our business could be adversely affected if service on the railroads is interrupted or if more stringent regulations are adopted regarding railcar design or the transportation of crude oil by rail.
•	The lack of diversification of our assets and geographic locations could adversely affect our ability to make distributions to our common unitholders.
•	We may not be able to compete effectively and our business is subject to the risk of a capacity overbuild of midstream infrastructure and the entrance of new competitors in the areas where we operate.
•

We serve customers who are involved in drilling for, producing and transporting crude oil and other liquid hydrocarbons. Adverse developments affecting the fossil fuel industry or drilling activity, including a decline in prices of crude oil or biofuels, reduced demand for crude oil products and increased regulation of drilling, production or transportation could cause a reduction of volumes transported through our rail terminals.

•

Our general partner and its affiliates, including USD, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

•	Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.
•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service (IRS) were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Risk Factors” and “Summary — Implications of Being an Emerging Growth Company.”

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to USD Partners LP (before expenses)	$	$

(1)	Excludes an aggregate structuring fee of % of the gross proceeds payable to Evercore Group L.L.C., Citigroup Global Markets Inc. and Barclays Capital Inc. and certain other reimbursable underwriting expenses paid by us. Please read “Underwriting.”

The underwriters may purchase up to an additional             common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2014 through the book-entry facilities of The Depository Trust Company.

Citigroup	Barclays

                    , 2014

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we nor any of the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. When you make a decision about whether to invest in our common units, you should not rely upon any information other than the information in this prospectus and any free writing prospectus. Neither the delivery of this prospectus nor the sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

Through and including                     , 2014 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

The data included in this prospectus regarding the midstream energy industry, including descriptions of trends in the market and our position and the position of our competitors within the industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers and trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in the industry in which we operate. Based on management’s knowledge and experience, we believe that the third-party sources cited in this prospectus are reliable and that the third-party information included in this prospectus or in our estimates is reasonably accurate and complete.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and, unless otherwise noted, that the underwriters’ over-allotment option to purchase additional common units from us is not exercised. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common units. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.

All references in this prospectus, unless the context otherwise indicates, to (i) “USD Partners,” “we,” “our,” “us,” and “the Partnership” refer to USD Partners LP, a Delaware limited partnership, and its subsidiaries; (ii) “our general partner” refer to USD Partners GP LLC, a Delaware limited liability company; (iii) “our sponsor” and “USD” refer to US Development Group LLC, a Delaware limited liability company; and (iv) “USD Group LLC” refers to USD Group LLC, a Delaware limited liability company and wholly-owned subsidiary of USD. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Terms” beginning on page B-1 of this prospectus.

USD Partners LP

Overview

We are a fee-based, growth-oriented master limited partnership formed by US Development Group LLC to acquire, develop and operate energy-related rail terminals and other high-quality and complementary midstream infrastructure assets and businesses. Our initial assets consist primarily of: (i) an origination crude-by-rail terminal in Hardisty, Alberta, Canada with capacity to load up to two, 120-railcar unit trains per day and (ii) two destination unit train-capable ethanol rail terminals in San Antonio, Texas and West Colton, California, with a combined capacity of approximately 33,000 barrels per day (bpd). Our rail terminals provide critical infrastructure allowing our customers to transport energy-related products from multiple supply regions to multiple demand markets. In addition, we provide railcar services through the management of a railcar fleet consisting of approximately 3,910 railcars, as of June 1, 2014, that are committed to customers on a long-term basis. We generate substantially all of our Adjusted EBITDA and distributable cash flow by charging fixed fees for handling energy-related products and providing related services. We do not take ownership of the underlying commodities that we handle nor do we receive any payments from our customers based on the value of such commodities. Rail transportation of energy-related products provides efficient and flexible access to key demand markets on a relatively low fixed-cost basis, and as a result has become an important part of North American midstream infrastructure.

The following table provides a summary of our initial assets:

Terminal Name	Location	Designed Capacity (Bpd)		Commodity Handled	Primary Customers	Terminal Type
Hardisty rail terminal	Alberta, Canada	~172,629	(1)	Crude Oil	Producers/Refiners /Marketers	Origination
San Antonio rail terminal	Texas, U.S.	20,000		Ethanol	Refiners/Blenders	Destination
West Colton rail terminal	California, U.S.	13,000		Ethanol	Refiners/Blenders	Destination

		205,629

(1)	Based on two 120-railcar unit trains comprised of 31,800 gallon (approximately 757 barrels) railcars being loaded at 95% of volumetric capacity per day. Actual amount of crude oil loading capacity may vary based on factors including the size of the unit trains, the size, type and volumetric capacity of the railcars utilized and the type and specifications of crude oil loaded, among other factors.

We generate the vast majority of our Adjusted EBITDA and distributable cash flow in connection with providing crude oil terminalling services at our Hardisty rail terminal. Substantially all of the capacity at our Hardisty rail terminal is contracted under multi-year, take-or-pay terminal services agreements. Furthermore, approximately 84% of the contracted utilization at our Hardisty rail terminal is with subsidiaries of five investment grade companies including major integrated oil companies, refiners and marketers. Each of the terminal services agreements with our Hardisty rail terminal customers has an initial contract term of five years commencing on the start of operations, which is expected to be on June 30, 2014. Additionally, each of these agreements is subject to inflation-based rate escalators and all but one agreement has automatic renewal provisions. In addition to terminalling services, we provide customers access to railcars under fleet services agreements which commit customers to railcars and fleet management services on a take-or-pay basis for periods ranging from five to nine years. These agreements are generally executed in conjunction with commitments to use our rail terminals.

One of our key strengths is our relationship with our sponsor, USD. USD is an independent, growth-oriented developer, builder, operator and manager of energy-related infrastructure and was among the first companies to successfully develop the hydrocarbon-by-rail concept. USD has developed, built and operated 14 unit train-capable origination and destination terminals with an aggregate capacity of over 730,000 bpd. Ten of these terminals were subsequently divested in multiple transactions. From January 2006 through May 2014, USD has loaded and/or handled through its terminal network a total of over 75 MMbbls of crude oil and over 72 MMbbls of ethanol. Furthermore, USD has a nationally recognized safety record with no reportable spills at any of its terminals since its inception.

USD currently has several major growth projects underway, including the development of strategically located destination and origination rail terminals for crude oil and other energy-related products. Please read “—Our Assets and Operations—Hardisty Phase II and Phase III Expansions.” At the closing of this offering, we will enter into an omnibus agreement with USD, pursuant to which USD will grant us a right of first offer on existing expansion projects at our Hardisty rail terminal for a period of seven years after the closing of this offering. USD will also grant us a right of first offer during this seven-year period on any additional midstream infrastructure assets and businesses that it may develop, construct or acquire.

USD intends for us to be its primary growth vehicle in North America. We intend to strategically expand our business by acquiring energy-related rail terminals and other high-quality and complementary midstream infrastructure assets and businesses from both USD and third parties. We also intend to grow organically by opportunistically pursuing growth projects and enhancing the profitability of our assets. We believe that USD’s successful project development and operating history, safety track record and industry relationships will allow us to execute our growth strategy.

Industry Trends

We expect to capitalize on the following trends in the energy industry:

•

New and growing supply sources.    U.S. and Canadian crude oil production has increased significantly in recent years. We expect this trend to continue as the U.S. Energy Information Administration (EIA) estimates that total U.S. crude oil production will grow 47.1% from 2012 to 2020. Similarly, the Canadian Association of Petroleum Producers (CAPP) estimates that total Canadian production of crude oil will grow 49.6% over the same time period. High-growth production areas in North America are often located at significant distances from refining centers, creating constantly evolving regional imbalances, which require the expedited development of flexible and sustainable transportation solutions. The extensive existing rail network, combined with rail transportation’s relatively low capital and fixed costs compared to other transportation alternatives, has strategically positioned rail as a long-term alternative transportation solution to the growing and evolving energy infrastructure needs.

•

Increased focus on flexibility, speed to market and sustainability.    The following benefits of rail have become a primary focus for producers, refiners, marketers and other energy-related market participants, and as such, have established, or have the potential to establish, rail as a preferred mode of transportation for crude oil as well as refined petroleum products, biofuels, natural gas liquids (NGLs) and frac sand/proppant:

•

Access to areas without existing or easily accessible transportation infrastructure.    Many of the emerging producing regions, such as the Western Canadian oil sands, have concentrated production in areas with either limited or virtually no existing cost-effective takeaway capacity. The extensive existing rail infrastructure network provides efficient takeaway capacity to these producing regions and access to multiple demand centers.

•

Faster deployment.    Rail terminals can be constructed at a fraction of the time required to lay a long-haul pipeline, providing a timely solution to meet new and evolving market demands. Relative to rail, new pipeline construction faces challenges such as lengthier build times and environmental permitting processes, geographic constraints and, in some cases, the lack of required political support.

•

Flexibility to deliver to different end markets.    Unlike pipelines, which typically transport product to a single demand market, rail offers producers and shippers access to many of the most advantageous demand centers throughout North America, enabling producers and shippers to obtain competitive prices for their products and to retain the flexibility to determine the ultimate destination until the time of transportation.

•

Comprehensive solution for refiners.    Rail provides refiners flexible access to multiple qualities and grades of crude oil (feedstock) from multiple production sources. Additionally, as refinery output grows, rail provides refiners access to the most attractive refined petroleum products and NGL markets.

•

Faster delivery to demand markets.    Rail can transport energy-related products to end markets much faster than pipelines, trucks or waterborne tankers. While a pipeline can take 30-45 days to transport crude oil to the Gulf Coast from Western Canada, unit trains can move crude oil along a similar path in approximately nine days.

•

Reduced shipper commitment requirements.    Whereas all of the pipeline transportation fee is typically subject to long-term shipper commitments, only a portion of rail transportation costs require long-term shipper commitments (railroads are typically contracted on a spot basis). Consequently, pipeline customers bear greater risk of shifts in regional price differentials and the location of demand markets.

•

Reduced shipper transportation cost.    Rail provides shippers significant operating cost advantages, particularly in situations where either (i) the amount of diluent required for the transportation of crude oil by pipeline is high, which is generally the case for production from the Canadian oil sands, or (ii) multiple modes of transportation are required to reach a particular end market.

•

Higher safety and regulatory standards.    Due to increased regulation and market focus on safety and reliability of operations, customers are placing additional value on utilizing established and reputable third-party providers to satisfy their rail terminalling and logistics needs. We believe this will allow us to increase market share relative to customer-owned operations or smaller operators that lack an established safety and regulatory compliance track record.

Our Competitive Strengths

We believe that we are well positioned to capitalize on these industry trends because of the following competitive strengths:

•

Our relationship with USD.    USD intends for us to be its primary growth vehicle in North America. We believe that USD, as the owner of a     % limited partner interest, a 2.0% general partner interest and all of our incentive distribution rights, will be motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our business through, for example, the following:

•

Acquisition opportunities from a proven developer of unit train-capable rail terminals.    USD was among the first companies to successfully develop the hydrocarbon-by-rail concept. USD has developed, built and operated 14 unit train-capable origination and destination terminals with an aggregate capacity of over 730,000 bpd. USD currently has several major growth projects underway, including multiple expansion projects at our Hardisty rail terminal and the development of other strategically located destination and origination rail terminals for crude oil and other energy-related products. Please read “—Our Assets and Operations—Hardisty Phase II and Phase III Expansions.”

•

Market knowledge and industry relationships.    We believe that USD is an experienced innovator in the North American hydrocarbon-by-rail business and that its unique understanding of logistics and energy market trends as well as insights into business opportunities in our industry will help us identify, evaluate and pursue commercially attractive growth initiatives, which may include the acquisition of assets from our sponsor or third parties, the construction of new assets or the organic expansion of existing facilities. In addition, USD has established strong, long-standing relationships within the energy industry, which we believe will help us to grow and expand our business by creating opportunities with new customers and identifying new markets.

•

Longstanding strategic relationships with the railroads.    USD has extensive relationships with the railroads and is a significant revenue generator for several of them. We believe these relationships and the volume of business USD does with the railroads will enable us to quickly identify and access strategic locations to grow our business.

•

Access to an experienced leadership team.    USD’s senior management team has an average of over 25 years of experience in the energy, transportation, railroad, refining, commodities trading, logistics and financial industries. Additionally, USD’s team has a demonstrated track record of sourcing and executing growth projects, as well as significant expertise with the financial, tax and legal structures required to effectively pursue acquisitions.

•

Strong safety record.    USD has a nationally recognized record for safety. Its tradition of excellence in safety has been recognized by the National Safety Council, which has awarded USD its Superior Safety Performance Award, among others, for nine consecutive years from 2006 to 2014. USD also received three consecutive Stewardship Awards from Burlington Northern Santa Fe Railway for having zero incidents involving a hazardous spill or release. Additionally, it recently received the Safe Shipper Award from Canadian Pacific Railways. USD has loaded and/or handled through its terminal network a total of over 147 MMbbls of liquid hydrocarbons with no reportable spills as defined by the U.S. Department of Transportation (DOT) Pipeline and Hazardous Materials Safety Administration (PHMSA) at any of its terminals since its inception.

•

Strategically located assets.    Our initial assets are located in critical supply and demand centers. Our Hardisty rail terminal offers strategic and flexible access to most North American refining markets to producers in Alberta’s Crude Oil Basin through the Hardisty hub. The Hardisty hub is one of the major crude oil supply centers in North America, serving as a large aggregation center for various grades of Canadian crude oil, and is an origination point for crude oil export pipelines to the United States. Our Hardisty rail terminal is the only unit train-capable crude-by-rail terminal located in the Hardisty hub and is ideally positioned to benefit from the continued growth in Western Canadian oil sands production, which has increased from 1.2 MMbpd in 2008 to 2.0 MMbpd in 2013 and is expected to reach 3.2 MMbpd by 2020 according to CAPP. Our San Antonio rail terminal is located within five miles of San Antonio’s gasoline blending terminals and is the only ethanol rail terminal in a 20-mile radius. Our West Colton rail terminal is located less than one mile from gasoline blending terminals that supply the greater San Bernardino and Riverside County-Inland Empire region of Southern California and is the only ethanol rail terminal in a five-mile radius.

•

Stable and predictable cash flows.    Substantially all of the capacity at our Hardisty rail terminal is contracted under multi-year, take-or-pay agreements. Approximately 84% of the contracted utilization at our Hardisty rail terminal is with subsidiaries of five investment grade companies. Each of the terminal services agreements with our Hardisty rail terminal customers has an initial term of five years commencing on the start of operations, which is expected to be on June 30, 2014, and includes automatic renewal provisions and inflation-based rate escalators.

•

Financial flexibility.    In connection with this offering, we intend to enter into a new $300.0 million senior secured credit agreement comprised of a $100.0 million term loan (drawn in Canadian dollars) and a $200.0 million revolving credit facility, which can expand to $300.0 million proportionately as the term loan principal is reduced. The revolving credit facility can be expanded further by $100.0 million, subject to receipt of additional lender commitments. The revolving credit facility will be undrawn at closing of this offering. In addition, we intend to retain a significant portion of the proceeds from this offering as cash on our balance sheet to fund potential future growth initiatives and general partnership purposes. We believe that this liquidity, combined with access to debt and equity capital markets, will provide us significant financial flexibility to execute our growth strategy effectively, efficiently and at competitive terms.

Our Business Strategies

Our primary business objective is to increase the quarterly cash distribution we pay to our unitholders over time. We intend to accomplish this objective by executing the following business strategies:

•

Generate stable and predictable fee-based cash flows.    Substantially all of the Adjusted EBITDA and distributable cash flow we expect to generate is attributable to multi-year, take-or-pay agreements. We intend to continue to seek stable and predictable cash flows by executing fee-based agreements with existing and new customers.

•

Pursue accretive acquisitions.    We intend to pursue strategic and accretive acquisitions of energy-related rail terminals and high-quality and complementary midstream infrastructure assets and businesses from USD and third parties. We will consistently evaluate and monitor the marketplace to identify acquisitions within our existing geographies and in new regions that may be pursued independently or jointly with USD.

•

Pursue organic growth initiatives.    We intend to pursue organic growth projects and seek operational efficiencies that complement, optimize or improve the profitability of our assets. For example, we are currently in the process of seeking permits to construct a pipeline directly from our West Colton rail terminal to local gasoline blending terminals, which if approved and constructed, may result in additional long-term volume commitments and cash flows.

•

Maintain a conservative capital structure.    We intend to maintain a conservative capital structure which, when combined with our focus on stable, fee-based cash flows, should afford us efficient and effective access to capital at a competitive cost. Consistent with our disciplined financial approach, we intend to fund the capital required for expansion and acquisition projects through a balanced combination of equity and debt financing. We believe this approach will provide us the flexibility to effectively pursue accretive acquisitions and organic growth projects as they become available.

•

Maintain safe, reliable and efficient operations.    We are committed to safe, efficient and reliable operations that comply with environmental and safety regulations. We will seek to improve operating performance through our commitment to technologically-advanced logistics and operations systems, employee training programs and other safety initiatives and programs with railroads, railcar producers and first responders. All of our facilities currently meet or exceed all government safety regulations and are in compliance with all recently enacted orders regarding the movement of crude-by-rail. We believe these objectives are integral to the success of our business as well as to our access to growth opportunities.

Our Assets and Operations

Hardisty Rail Terminal

Our Hardisty rail terminal is an origination terminal that is expected to commence operations on June 30, 2014 and loads various grades of Canadian crude oil received from Alberta’s Crude Oil Basin through the Hardisty hub, which is one of the major crude oil supply centers in North America and is an origination point for export pipelines to the United States. The Hardisty rail terminal can load up to two 120-railcar unit trains per day and consists of a fixed loading rack with 30 railcar loading positions, a unit train staging area and loop tracks capable of holding five unit trains simultaneously. This facility is also equipped with an onsite vapor management system that allows our customers to minimize hydrocarbon loss while improving safety during the loading process. Our Hardisty rail terminal is designed to receive inbound deliveries of crude oil directly through a newly-constructed pipeline connected to the Gibson Energy Inc. (Gibson) Hardisty storage terminal. Gibson, which is one of the largest independent midstream companies in Canada, has 4.3 MMbbls of storage in Hardisty and has access to most of the major pipeline systems in the Hardisty hub. Pursuant to our facilities connection agreement with Gibson and subject to certain limited exceptions regarding manifest railcar facilities, our Hardisty rail terminal is the exclusive means by which crude oil from Gibson’s storage terminal can be transported by rail. The direct pipeline connection, in conjunction with USD’s terminal location, provides our Hardisty rail terminal with efficient access to the major producers in the region. Our Hardisty rail terminal is connected to Canadian Pacific Railroad’s North Main Line, which is a high capacity line with the ability to connect to all the key refining markets in North America.

Substantially all of the capacity at our Hardisty rail terminal is contracted under multi-year, take-or-pay terminal services agreements. Approximately 84% of our Hardisty rail terminal’s utilization is contracted with subsidiaries of five investment grade companies, including major integrated oil companies, refiners and marketers. Each of the terminal services agreements with our Hardisty rail terminal customers has an initial contract term of five years commencing on the start of operations, which is expected to be on June 30, 2014. Additionally, each of these agreements is subject to inflation-based rate escalators and all but one agreement has automatic renewal provisions.

Hardisty Phase II and Phase III Expansions

Our sponsor currently owns the right to construct and develop additional infrastructure at the Hardisty rail terminal, which could expand the number of 120-railcar unit trains that can be loaded from two unit trains to up to five unit trains per day. We refer to these expansion projects as Hardisty Phase II and Hardisty Phase III. USD is currently in the process of contracting, designing, engineering and permitting Hardisty Phase II which would expand the capacity for handling and transportation of crude oil by two 120-railcar unit trains per day under similar multi-year take-or-pay agreements to what we currently have in place at our Hardisty rail terminal. Subject to receiving required regulatory approvals and obtaining required permits on a timely basis, successful contracting, and unanticipated delays in construction, USD currently anticipates that Hardisty Phase II will commence operations in late 2015. Hardisty Phase III would expand capacity by one 120-railcar unit train per day and would target the loading of bitumen with very limited amount of diluent through the use of coiled and insulated (C&I) railcars, which otherwise could not be transported by pipeline. Hardisty Phase III requires additional infrastructure to be designed, engineered, permitted and constructed. Subject to receiving required regulatory approvals and obtaining required permits on a timely basis, successful contracting, and unanticipated delays in construction, we currently anticipate that Hardisty Phase III will commence operations during 2016. We will enter into an omnibus agreement with USD which will grant us a right of first offer on Hardisty Phase II and Hardisty Phase III for a period of seven years after the closing of this offering.

San Antonio Rail Terminal

Our San Antonio rail terminal, completed in April 2010, is a unit train-capable destination terminal that transloads ethanol received by rail from Midwestern producers onto trucks to meet local ethanol demand in San Antonio and Austin, Texas. Our San Antonio rail terminal is located within five miles of San Antonio’s gasoline blending terminals and is the only ethanol rail terminal within a 20-mile radius. Due to corrosion concerns unique to biofuels such as ethanol, the long-haul transportation of biofuels by multi-product pipelines is less efficient and less economic than rail, which combined with our proximity to local demand markets, we believe positions our San Antonio rail terminal to benefit from anticipated changes in environmental and gasoline blending regulations that will make the role of ethanol more pervasive in the fuel for transportation market.

The San Antonio rail terminal can transload up to 20,000 bbls of ethanol per day and consists of a fixed loading rack with 20 railcar offloading positions. The facility receives inbound deliveries exclusively by rail from Union Pacific Railroad’s high speed line. We have entered into a terminal services agreement with a subsidiary of an investment grade company for our San Antonio rail terminal pursuant to which our customer pays us per gallon fees based on the amount of ethanol offloaded at the terminal. The San Antonio terminal services agreement will expire in August 2015, at which point the agreement will automatically renew for two subsequent three-year terms unless notice is provided by our customer. The current agreement entitles the customer to 100% of the terminal’s capacity, subject to our right to seek additional customers if minimum volume usage thresholds are not met.

West Colton Rail Terminal

Our West Colton rail terminal, completed in November 2009, is a unit train-capable destination terminal that transloads ethanol received by rail from regional and other producers onto trucks to meet local ethanol demand in the greater San Bernardino and Riverside County-Inland Empire region of Southern California. Our West Colton rail terminal is located less than one mile from gasoline blending terminals that supply the greater San Bernardino and Riverside County-Inland Empire region and is the only ethanol rail terminal within a five-mile radius. Additionally, like our San Antonio rail terminal, we believe our West Colton rail terminal is strategically positioned to benefit from any increases in the utilization of ethanol in the fuel for transportation market.

The West Colton rail terminal can transload up to 13,000 bbls of ethanol per day and consists of a fixed loading rack with 20 railcar offloading positions. The facility receives inbound deliveries exclusively by rail from Union Pacific Railroad’s high speed line. After receipt at our West Colton rail terminal, ethanol is then transported to end users by truck. We have been operating under a terminal services agreement at West Colton with a subsidiary of an investment grade company since November 2009, which is terminable at any time by either party. Under this agreement, we receive a per gallon, fixed-fee based on the amount of ethanol offloaded at the rail terminal. We are currently in the process of seeking permits to construct an approximately one-mile pipeline directly from our West Colton rail terminal to Kinder Morgan Energy Partners, L.P.’s gasoline blending terminals, which, if approved and constructed, may result in additional long-term volume commitments and cash flows.

Railcar Fleet

We manage a railcar fleet consisting of 3,910 railcars as of June 1, 2014, of which 1,125 railcars are in production or on order. We lease 814 railcars directly and have entered into agreements with affiliates of USD to manage the remaining 3,096 railcars in our fleet that are leased by such affiliates. We have entered into master fleet services agreements with a number of our rail terminal customers for the use of our leased railcars and service of our leased and managed railcars on a take-or-pay basis for periods ranging from five to nine years. Under these agreements, we provide our customers with railcar-specific fleet services associated with the transportation of crude oil, which may include, among other things, the provision of relevant administrative and billing services, the maintenance of railcars in accordance with standard industry practice and applicable law, the management and tracking of the movement of railcars, the regulatory and administrative reporting and compliance as required in connection with the movement of railcars, and in the case of our leased railcar fleet, the negotiation for and sourcing of railcars. We typically charge our customers monthly fees per railcar that include a component for railcar use (if applicable) and a component for fleet services. We believe that our ability to provide customers with access to railcars provides an incentive to customers that do not otherwise have access to high-quality railcars to contract terminalling capacity at our facilities. We believe that the generally longer terms of fleet services agreements will incentivize our customers to extend their initial terminal services agreements with us.

Our railcar fleet is modern, with approximately 85.2% of our railcars delivered in 2013 and 2014. We have partnered with leaders in the railcar supply industry, such as CIT Rail, Union Tank Car Company, Trinity Industries and others. We believe that our strong relationships with these industry leaders enable us to obtain railcar market insight and to procure railcars on more advantageous terms, with shorter lead times than our competitors. Our current railcars are designed to a DOT Specification 111 (DOT-111) railcar standard and are built to carry between 28,000 to 31,800 gallons of bulk liquid volume. 100% of our railcar fleet meets, and nearly 70% of our railcars exceed, current U.S. and Canadian safety requirements with enhanced features including thicker, more puncture-resistant tank shells, extra protective head shields and greater top fittings protection.

As of June 1, 2014, our railcar fleet consisted of a mix of 2,108 C&I railcars and 1,802 non-coiled, non-insulated railcars. Our C&I railcars can reheat heavy viscous crude oil grades, reducing the need to blend these heavier crude grades with costly diluents. Of our 3,910 railcar fleet, 1,125 C&I railcars were in production as of June 1, 2014 and are scheduled to be delivered by March 2015, and 474 legacy non-coiled, non-insulated railcars will be retired by the end of 2015. Additionally, we have the option to procure another 925 new C&I railcars that are scheduled for delivery in late 2015.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Please read carefully the risks described under “Risk Factors.”

Risks Inherent in Our Business

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution, or any distribution, to holders of our common and subordinated units.

•	On a pro forma basis, we would not have generated positive distributable cash flow for the twelve months ended March 31, 2014.

•

The assumptions underlying the forecast of distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

•	Our business could be adversely affected if service on the railroads is interrupted or if more stringent regulations are adopted regarding railcar design or the transportation of crude oil by rail.

•	The lack of diversification of our assets and geographic locations could adversely affect our ability to make distributions to our common unitholders.

•	We may not be able to compete effectively and our business is subject to the risk of a capacity overbuild of midstream infrastructure and the entrance of new competitors in the areas where we operate.

•

We serve customers who are involved in drilling for, producing and transporting crude oil and other liquid hydrocarbons. Adverse developments affecting the fossil fuel industry or drilling activity, including a decline in prices of crude oil or biofuels, reduced demand for crude oil products and increased regulation of drilling, production or transportation could cause a reduction of volumes transported through our rail terminals.

•

Any reduction in our or our customers’ capability to utilize third-party pipelines, railroads or trucks that interconnect with our rail terminals or to continue utilizing them at current costs could cause a reduction of volumes transported through our rail terminals.

•

The fees charged to customers under our agreements with them for the transportation of crude oil may not escalate sufficiently to cover increases in costs, and the agreements may be temporarily suspended or terminated in some circumstances, which would affect our profitability.

•

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws, regulations and other requirements could significantly increase our costs of doing business, thereby adversely affecting our profitability.

•	Our contracts subject us to renewal risks.

•

We depend on a limited number of customers for a significant portion of our revenues. The loss of, or material nonpayment or nonperformance by, any one or more of these customers could adversely affect our ability to make cash distributions to our unitholders.

•	Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Risks Inherent in an Investment in Us

•

Our general partner and its affiliates, including USD, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

•	Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to pursue growth projects and make acquisitions.

•

Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

•	Affiliates of our general partner, including USD, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Tax Risks to Common Unitholders

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service (IRS) were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

•

Notwithstanding our treatment for U.S. federal income tax purposes, we will be subject to certain non-U.S. taxes. If a taxing authority were to successfully assert that we have more tax liability than we anticipate or legislation were enacted that increased the taxes to which we are subject, the distributable cash flow to our unitholders could be further reduced.

•

The tax treatment of publicly traded partnerships, companies with multinational operations or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Our Management

We are managed by the board of directors and executive officers of USD Partners GP LLC, our general partner. USD is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange (NYSE). Unlike shareholders in a publicly traded corporation, our common unitholders are not entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve as executive officers of USD. For more information about the directors and executive officers of our general partner, please read “Management—Directors and Executive Officers of USD Partners GP LLC.”

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. However, neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

Summary of Conflicts of Interest and Fiduciary Duties

General

Our general partner has a legal duty to manage us in a manner it subjectively believes is not adverse to our best interest. However, the officers and directors of our general partner also have a duty to manage the business of our general partner in a manner beneficial to our sponsor, its owner. Certain of the directors and officers of our general partner are also directors and officers of USD. As a result of these relationships, conflicts of interest may arise in the future between us and holders of our common units, on the one hand, and our sponsor and our general partner, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner and its affiliates receive incentive cash distributions.

Partnership Agreement Replacement of Fiduciary Duties

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Pursuant to these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

Our Sponsor May Compete Against Us

Our partnership agreement does not prohibit USD or its affiliates, other than our general partner, from owning assets or engaging in businesses that compete directly or indirectly with us.

For a more detailed description of the conflicts of interest and the duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 811 Main Street, Suite 2800, Houston, Texas 77002, and our telephone number at that address is (281) 291-0510. Following the completion of this offering, our website will be located at www.usdpartnerslp.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (SEC) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute part of this prospectus.

Implications of Being an Emerging Growth Company

Our predecessor had less than $1.0 billion in revenue during its last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other obligations that are otherwise applicable generally to public companies. These provisions include:

•

the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of its initial public offering;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common units held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

Formation Transactions

General

We were formed on June 5, 2014 as a Delaware limited partnership.

At or prior to the closing of this offering, the following transactions will occur:

•	USD will convey to us its ownership interests in each of its subsidiaries that own or operate the Hardisty, San Antonio and West Colton rail terminals and our railcar business;

•

we will enter into a new $300.0 million senior secured credit agreement comprised of a $200.0 million revolving credit facility (undrawn) and a $100.0 million term loan (fully drawn in Canadian dollars);

•

we will issue to USD              common units and all of our subordinated units, representing a     % limited partner interest in us, and all of our incentive distribution rights, which will entitle USD to increasing percentages of the cash we distribute in excess of $         per unit per quarter;

•	we will issue to USD Partners GP LLC, a wholly owned subsidiary of USD, general partner units, representing a 2.0% general partner interest in us;

•	we will sell common units to the public in this offering, representing a % limited partner interest in us; and

•	we will use the proceeds from this offering and borrowings under our term loan as set forth under “Use of Proceeds.”

In addition, at or prior to the closing of this offering, we will enter into an omnibus agreement with USD, our general partner and other affiliates of USD governing, among other things:

•

USD’s grant of a right of first offer to us to acquire the Hardisty Phase II and Hardisty Phase III projects, and any additional midstream infrastructure assets and businesses that it may develop, construct or acquire, for a period of seven years after the closing of the offering, should USD decide to sell them;

•	USD’s provision of certain indemnities to us; and

•	USD’s provision of management and administrative services to us.

For further details on our agreements with USD and its affiliates, including amounts involved, please read “Certain Relationships and Related Party Transactions.”

Simplified Organizational and Ownership Structure After this Offering

After giving effect to our formation transactions, assuming the underwriters’ over-allotment option to purchase additional common units from us is not exercised, our units will be held as follows:

	Number of Units	Percentage Ownership
Public Common Units(1)
USD Common Units
USD Subordinated Units
General Partner Interest		2.0%

		100.0%

(1)	Excludes up to common units that may be purchased by certain of our officers, directors, employees and other persons associated with us pursuant to a directed unit program, as described in more detail in “Underwriting.”

The following simplified diagram depicts our organizational structure after giving effect to our formation transactions.

THE OFFERING

Common units offered to the public	common units; or

common units if the underwriters exercise in full their over-allotment option to purchase additional common units.

Units outstanding after this offering	common units and subordinated units, each representing a 49.0% limited partner interest in us. Our general partner will own general partner units, representing a 2.0% general partner interest in us.

Use of proceeds	We intend to use the net proceeds from this offering (approximately $ million, after deducting underwriting discounts and commissions and structuring fees), together with borrowings under our new term loan facility, as follows:

•	to make a cash distribution to USD Group LLC of $ million;

•	to repay $ million of existing indebtedness; and

•	to pay $ million of fees and expenses in connection with our new revolving credit agreement and term loan.

The remaining approximately $         million will be retained by us for general partnership purposes, including to fund potential future acquisitions from USD and third parties and for funding potential future growth projects.

If the underwriters exercise their over-allotment option to purchase additional common units, we will use the net proceeds from that exercise to redeem from USD a number of common units equal to the number of common units issued upon such exercise of the option at a price per unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts, commissions and the structuring fee. Please read “Underwriting.”

Cash distributions	We intend to make minimum quarterly distributions of $ per common unit ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

We will adjust the amount of our distribution for the period from and including the closing date of this offering through December 31, 2014, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $ ; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $ .

Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.”

If cash distributions to our unitholders exceed $ per unit in a quarter, holders of our incentive distribution rights (initially, USD Group LLC) will receive increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner’s board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

If we had completed the transactions contemplated in this prospectus on January 1, 2013 or April 1, 2013, we would not have generated positive pro forma distributable cash flow. Our unaudited pro forma distributable cash flow includes the estimated incremental expenses of being a public company as well as pre-operational costs related to our Hardisty rail terminal, without the corresponding revenues from that terminal. Our Hardisty rail terminal is expected to commence operations on June 30, 2014, and we expect to generate the vast majority of our Adjusted EBITDA and distributable cash flow in connection with providing crude oil terminalling services at our Hardisty rail terminal. Please read “Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months Ended March 31, 2014.”

We believe, based on the estimates contained in and the assumptions listed under “Cash Distribution Policy and Restrictions on Distributions — Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015,” that we will have sufficient distributable cash flow to enable us to pay the minimum quarterly distribution of $         on all of our common and subordinated units for each quarter through September 30, 2015. However, unanticipated events may occur that could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

Subordinated units	USD Group LLC will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter prior to their conversion into common units, subordinated units are entitled to receive the minimum quarterly distribution of $ per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Subordinated units will convert into common units on a one-for-one basis in separate sequential tranches. Each tranche will be comprised of 20.0% of the subordinated units outstanding immediately following this offering. A separate tranche will convert on each business day occurring on or after October 1, 2015 (but no more than once in any twelve-month period), provided on that date (i) distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $ (the annualized minimum quarterly distribution) for the four quarter period immediately preceding that date; (ii) the adjusted operating surplus generated during the four quarter period immediately preceding that date equaled or exceeded the sum of $ (the annualized minimum quarterly distribution) on all of the common units, subordinated units and general partner units outstanding during that period on a fully diluted basis; and (iii) there are no arrearages in the payment of the minimum quarterly distribution on the common units. For each successive tranche, the four quarter period specified in clauses (i) and (ii) above must commence after the four quarter period applicable to any prior tranche of subordinated units. Accordingly, a tranche of subordinated units will not convert into common units more than once a year.

Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Conversion to Common Units.”

USD’s right to reset the target distribution levels

USD Group LLC, as the initial holder of all of our incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. If USD Group LLC transfers all or a portion of the incentive distribution rights it holds in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election by USD Group LLC, the minimum quarterly distribution amount will be reset to an amount equal to the cash distribution amount per common unit for the fiscal quarter immediately preceding the reset election (we refer to such amount as the “reset minimum quarterly distribution amount”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as our current target distribution levels.

In connection with resetting these target distribution levels, USD Group LLC will be entitled to receive a number of common units equal to the quotient determined by dividing the amount of cash distributions received by USD Group LLC in respect of its incentive distribution rights for the fiscal quarter immediately prior to the date of such reset election by the amount of cash distributed per common unit for such quarter. For a more detailed description of USD Group LLC’s right to reset the target distribution levels upon which the incentive distribution payments are based, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in rights of distribution, liquidation and voting, on the terms and conditions determined by our general partner’s board of directors, without the consent of our unitholders. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our businesses. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, USD will own of our common units and all of our subordinated units, representing a % limited partner interest in us. If the underwriters’ over-allotment option to purchase additional common units is exercised in full, USD will own of our common units and all of our subordinated units, representing a % limited partner interest in us. As a result, you will initially be unable to remove our general partner without its consent, because USD Group LLC will own sufficient units upon completion of this offering to be able to prevent the general partner’s removal. Please read “Our Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80.0% of the outstanding limited partner interests of any class, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

Material tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States or Canada, please read “Material Federal Income Tax Consequences” and “Non-United States Tax Consequences.”

Directed unit program	At our request, the underwriters have reserved up to 5.0% of the units offered hereby at the initial public offering price for officers, directors, employees and certain other persons associated with us. The number of units available for sale to the general public will be reduced to the extent such persons purchase such reserved units. Any reserved units not so purchased will be offered by the underwriters to the general public on the same basis as the other units offered hereby. The directed unit program will be arranged through one of our underwriters, Barclays Capital, Inc.

Exchange listing	We intend to apply to list the common units on the New York Stock Exchange under the symbol “USDP”.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as of the dates indicated, summary historical combined financial and operating data of our Predecessor and summary pro forma combined financial and operating data of USD Partners LP.

Our Predecessor consists of the assets, liabilities and results of operations of the wholly owned subsidiaries of USD that operate our Hardisty rail terminal, our San Antonio rail terminal, our West Colton rail terminal and that manage our railcar fleet. These subsidiaries will be conveyed to us in connection with this offering. Our Predecessor also includes the membership interests in five subsidiaries of USD which operated crude oil rail terminals that were sold in December 2012. The results of operations of these subsidiaries are reflected in our Predecessor’s summary historical combined financial and operating data as discontinued operations.

The summary historical combined financial and operating data of our Predecessor as of and for the years ended December 31, 2012 and 2013 are derived from the audited combined financial statements of our Predecessor included elsewhere in this prospectus. The summary historical combined financial and operating data of our Predecessor as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 are derived from the unaudited combined financial statements of our Predecessor included elsewhere in this prospectus.

The summary pro forma combined financial data presented in the following table for the year ended December 31, 2013 and as of and for the three months ended March 31, 2014, respectively, are derived from the unaudited pro forma combined financial data included elsewhere in this prospectus. The pro forma combined financial data assumes that the transactions to be effected at the closing of the offering and described under “— Formation Transactions and Partnership Structure” had taken place on March 31, 2014, in the case of the pro forma balance sheet, and on January 1, 2013, in the case of the pro forma statement of operations for the year ended December 31, 2013 and the three months ended March 31, 2014. These transactions primarily include, and the pro forma financial data give effect to, the following:

•

USD Group LLC’s contribution to us of all of our initial assets and operations, including the Hardisty rail terminal, the San Antonio rail terminal, the West Colton rail terminal and our railcar business;

•	our entry into a new $300.0 million senior secured credit agreement comprised of a $200.0 million revolving credit facility (undrawn) and a $100.0 million term loan (fully drawn in Canadian dollars);

•

the issuance of              common units to the public,              general partner units and the incentive distribution rights to our general partner, and              common units and              subordinated units to USD Group LLC in connection with this offering; and

•	the application of the $ million in net proceeds from this offering and borrowings under our new term loan as described in “Use of Proceeds.”

The pro forma combined financial data does not give effect to the estimated $2.1 million in incremental annual general and administrative expenses that we expect to incur as a result of being a publicly traded partnership.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical combined financial statements of our Predecessor and the notes thereto and our unaudited pro forma combined financial statements and the notes thereto, in each case included elsewhere in this prospectus. Among other things, those historical and pro forma combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of USD in the periods for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

The following table presents Adjusted EBITDA, a financial measure that is not presented in accordance with generally accepted accounting principles in the United States, or GAAP. For a reconciliation of Adjusted EBITDA to net income attributable to our Predecessor and us and cash flows from operating activities, the most directly comparable financial measures calculated in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” beginning on page 86. For a discussion of how we use Adjusted EBITDA to evaluate our operating performance, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Adjusted EBITDA and Distributable Cash Flow” beginning on page 90.

	USD Partners LP Predecessor				USD Partners LP Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2013	2012	2014	2013	2013	2014
	(in thousands)
			(unaudited)		(unaudited)
Statement of Operations
Revenues:
Terminalling services	$7,130	$8,703	$1,578	$1,777	$7,130	$1,578
Fleet services	14,769	15,969	2,629	5,995	14,769	2,629
Freight and other reimbursables	4,402	203	1,278	289	4,402	1,278

Total revenues	26,301	24,875	5,485	8,061	26,301	5,485
Operating Costs:
Operating costs other than freight and other reimbursables	20,430	21,541	4,199	7,263	20,430	4,199
Freight and other reimbursables	4,402	203	1,278	289	4,402	1,278

Total operating costs	24,832	21,744	5,477	7,552	24,832	5,477

Operating income	1,469	3,131	8	509	1,469	8
Interest expense	3,241	2,050	943	768	3,653	904
Other expenses and provision for income taxes	69	26	136	5	69	136

Income (loss) from continuing operations	(1,841)	1,055	(1,071)	(264)	(2,253)	(1,032)
Discontinued operations income and gain	8,243	459,522	225	4,049

Net income (loss)	$6,402	$460,577	$(846)	$3,785

General partner’s interest in net income
Limited partner’s interest in net income
Common units
Subordinated units
Net income (loss) per limited partner unit
Common units
Subordinated units

Statement of Cash Flows
Net cash provided by (used in) operating activities	$9,239	$1,798	$(1,067)	$(1,495)
Net cash used in investing activities	(56,114)	(773)	(13,776)	(2,868)
Net cash provided by (used in) financing activities	44,885	(25,227)	(6,969)	10,730
Net cash provided by discontinued operations	5,168	25,687	26,748	1,023

Operating Information
Average daily terminal throughput (bpd)	15,533	15,871	13,905	15,444

Non-GAAP Measures
Adjusted EBITDA	$1,971	$3,621	$134	$633	$1,971	$134

	As of December 31,		As of March 31,
	2013	2012	2014
	(in thousands)
			(unaudited)
Balance Sheet
Property and equipment, net	$61,364	$7,881	$73,167
Total assets	107,268	58,934	96,372
Total liabilities	104,665	45,548	118,712
Owner’s equity (deficit)	2,603	13,386	(22,340)

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution, or any distribution, to holders of our common and subordinated units.

In order to pay the minimum quarterly distribution of $         per unit per quarter, or $         per unit on an annualized basis, we will require available cash of approximately $         million per quarter, or $         million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	our entitlement to minimum monthly payments associated with our take-or-pay terminal services agreements;

•	the rates and terminalling fees we charge for the volumes we handle;

•	the volume of crude oil and other liquid hydrocarbons we handle;

•

damage to terminals, railroads, pipelines, facilities, related equipment and surrounding properties caused by hurricanes, earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism including damage to third party pipelines, railroads or facilities upon which we rely for transportation services;

•	leaks or accidental releases of products or other materials into the environment, including explosions, chemical fumes or other similar events, whether as a result of human error or otherwise;

•	prevailing economic and market conditions;

•	the level of our operating, maintenance and general and administrative costs; and

•

regulatory action affecting railcar design or the transportation of crude oil by rail, as well as the supply of, or demand for, crude oil and other liquid hydrocarbons, the maximum transportation rates we can charge at our rail terminals, our existing contracts, our operating costs or our operating flexibility.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level and timing of capital expenditures we make;

•	the cost of acquisitions, if any;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our debt agreements;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis, we would not have generated positive distributable cash flow for the twelve months ended March 31, 2014.

We must generate approximately $         million of distributable cash flow to pay the aggregate minimum quarterly distributions for four quarters on all units that will be outstanding immediately following this offering. We would not have generated positive distributable cash flow during the twelve months ended March 31, 2014 on a pro forma basis, and would have not been able to pay a distribution from operating surplus on any of our common units or subordinated units for that period. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.” We may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, which may cause the market price of our common units to decline materially.

The assumptions underlying the forecast of distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of distributable cash flow set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecasted results of operations, Adjusted EBITDA and distributable cash flow for the twelve months ending September 30, 2015. The financial forecast has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

Our business could be adversely affected if service on the railroads is interrupted or if more stringent regulations are adopted regarding railcar design or the transportation of crude oil by rail.

We do not own or operate the railroads on which crude-oil-carrying railcars are transported; however, we do manage a railcar fleet, which is subject to regulations governing railcar design and manufacture. As a result of hydraulic fracturing and other improvements in extraction technologies, there has been a substantial increase in the volume of crude oil and liquid hydrocarbons produced and transported in North America, and a geographic shift in that production versus historical production. The increase in volume and shift in geography has resulted in a growing percentage of crude oil being transported by rail. Recent high-profile accidents in Quebec, North Dakota and Virginia in July 2013, December 2013 and April 2014, respectively (all involving crude-oil-carrying trains), have raised concerns about the environmental and safety risks associated with crude oil transport by rail and the associated risks arising from railcar design.

In August 2013, the U.S. Department of Transportation (DOT) Federal Railroad Administration (FRA) issued both an Action Plan for Hazardous Materials Safety and an order imposing new standards on railroads for properly securing rolling equipment. In August 2013, the FRA and the DOT Pipeline Hazardous Materials Safety Administration (PHMSA) began conducting inspections of crude-oil-carrying railcars from the Bakken formation to make sure cargo is properly identified to railroads and emergency responders. In November 2013, the rail industry voluntarily called on the PHMSA to require that railcars used to transport flammable liquids, including crude oil, be retrofitted with enhanced safety features or be phased-out. In January 2014, the DOT (including the PHMSA and FRA) met with oil and rail industry leaders to develop strategies to prevent train derailments and reduce the risk of fire and explosions. As a result of those meetings, the DOT and transportation industry agreed in February 2014 to certain voluntary measures designed to enhance the safety of crude oil shipments by rail, which include lowering speed limits for crude oil unit trains traveling in high-risk areas, modifying routes to avoid such high-risk areas, increasing the frequency of track inspections, implementing improved breaking mechanisms and improving the training of certain emergency responders. On February 25, 2014, the DOT issued another order, immediately requiring all carriers who transport crude oil from the Bakken region by rail to ensure that the product is properly tested and classified in accordance with federal safety regulations, and further requiring that all crude oil shipments be designated in the two highest risk categories, effectively mandating that crude oil be transported in more robust railcars. Similarly, in February 2014, the Canadian Department of Transport (Transport Canada) finalized new regulations requiring shippers and carriers of crude oil by rail to properly sample, classify, certify and disclose certain characteristics of the crude oil being shipped, and gave shippers and carriers six months to comply with these new regulatory procedures. On April 23, 2014, the Canadian Minister of Transport, which oversees Transport Canada, announced a series of directives and other actions to address the Transportation Safety Board of Canada’s initial recommendations on rail safety. Effective immediately, Transport Canada prohibited the least crash-resistant DOT-111 railcars from carrying dangerous goods. We lease and manage three railcars that are immediately affected by this directive. Additionally, Transport Canada ordered that DOT-111 railcars used to transport crude oil and ethanol that are not compliant with required safety standards must be phased out or retrofitted within three years (by May 2017). We currently manage 574 railcars that are subject to this directive, but which have leases that will expire before May 2017, and 383 railcars that will still be under contract and will be required to be retrofitted pursuant to this directive. Transport Canada also identified key routes and revised operating practices put in place for the transportation of crude oil on those routes. On May 7, 2014, the DOT issued another order, immediately requiring railroads operating trains carrying more than 1 million gallons of Bakken crude oil to notify State Emergency Response Commissions (SERCs) regarding the estimated volume, frequency, and transportation route of those shipments. Also on May 7, 2014, the FRA and PHMSA issued a joint Safety Advisory to the rail industry advising those shipping or offering Bakken crude oil to use railcar designs with the highest available level of integrity, and to avoid using older legacy DOT-111 or CTC-111 railcars. On May 20, 2014, PHMSA announced that it has completed, in consultation with the FRA, a comprehensive draft rulemaking addressing operational and safety issues tied to the rail transport of hazardous materials, including crude oil. That rule has been passed to the White House Office of Management and Budget for review.

Although there has been no legislative response to the recent accidents, there is increased pressure on lawmakers to update rail safety standards, including design standards for railcars. The U.S. Senate Committee on Commerce, Science, and Transportation plans to hold a hearing regarding enhanced rail safety. Lawmakers have also urged the DOT to finalize a rule that would strengthen safety standards for railcars commonly used to transport crude oil. In addition, a number of voluntary initiatives are underway in the railroad industry that may result in changes to railcar design and crude-by-rail operations. The adoption of additional federal, state, provincial or local laws or regulations, including any voluntary measures by the rail industry regarding railcar design or crude oil and liquid hydrocarbon rail transport activities, or efforts by local communities to restrict or limit rail traffic involving crude oil, could affect our business by increasing compliance costs and decreasing demand for our services, which could adversely affect our financial position and cash flows. Moreover, any disruptions in the operations of railroads, including those due to shortages of railcars, weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts or bottlenecks, could adversely impact our customers’ ability to move their product and, as a result, could affect our business.

Because we have a limited operating history, you may have difficulty evaluating our ability to pay cash distributions to our unitholders or our ability to be successful in implementing our business strategy.

We are dependent on our Hardisty rail terminal as our primary source of cash flow. As a newly constructed rail terminal, the operating performance of the Hardisty rail terminal over the short term and long term is not yet proven. We may encounter risks and difficulties frequently experienced by companies whose performance is dependent upon newly constructed facilities, such as the rail terminal not functioning as expected, higher than expected operating costs, breakdown or failures of equipment and operational errors.

Because of our limited operating history and performance record at the Hardisty rail terminal, it may be difficult for you to evaluate our business and results of operations to date and to assess our future prospects. Further, our historical financial statements present a period of limited operations, and therefore do not provide a meaningful basis for you to evaluate our operations or our ability to achieve our business strategy. We may be less successful in achieving a consistent operating level at the Hardisty rail terminal capable of generating cash flows from our operations sufficient to regularly pay a cash distribution or to pay any cash distribution to our unitholders than a company whose major facilities have had longer operating histories. Finally, we may be less equipped to identify and address operating risks and hazards in the conduct of our business at the Hardisty rail terminal than those companies whose major facilities have had longer operating histories.

The lack of diversification of our assets and geographic locations could adversely affect our ability to make distributions to our common unitholders.

Initially, our rail terminals will be located in Texas, California and Alberta, Canada. We generate the vast majority of our Adjusted EBITDA and distributable cash flow in connection with providing crude oil terminalling services at our Hardisty rail terminal. Due to our lack of diversification in assets and geographic location, an adverse development in our businesses or areas of operations, especially to our Hardisty rail terminal, including adverse developments due to catastrophic events, weather, regulatory action or decreases in demand for crude oil, could have a significantly greater impact on our results of operations and distributable cash flow to our common unitholders than if we maintained more diverse assets and locations.

The dangers inherent in our operations could cause disruptions and could expose us to potentially significant losses, costs or liabilities and reduce our liquidity. We are particularly vulnerable to disruptions in our operations because most of our rail terminalling operations are conducted at the Hardisty rail terminal.

Our operations are subject to significant hazards and risks inherent in transporting and storing crude oil, intermediate products and refined products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline or railcar ruptures and spills, third party interference and mechanical failure of equipment at our rail terminals, any of which could result in disruptions, pollution, personal injury or wrongful death claims and other damage to our properties and the property of others. There is also risk of mechanical failure and equipment shutdowns both in the normal course of operations and following unforeseen events. Because most of our cash flow is generated from our rail terminalling operations conducted at our Hardisty rail terminal, any sustained disruption at the Hardisty rail terminal or the Gibson storage terminal, which is the source of all of the crude oil handled by our Hardisty rail terminal, would have a material adverse effect on our business, financial condition, results of operations and cash flows and, as a result, our ability to make distributions.

We may not be able to compete effectively and our business is subject to the risk of a capacity overbuild of midstream infrastructure and the entrance of new competitors in the areas where we operate.

We face competition in all aspects of our business and can give no assurances that we will be able to compete effectively. Our competitors include, but are not limited to, crude oil pipelines, ocean going tankers, major integrated oil companies, independent gatherers, trucking companies and crude oil marketers of widely varying sizes, financial resources and experience. We compete against these companies on the basis of many factors, including geographic proximity to production areas, market access, rates, terms of service, connection costs and other factors. Some of our competitors have capital resources many times greater than ours.

A significant driver of competition in some of the markets where we operate is the rapid development of new midstream infrastructure capacity driven by the combination of (i) significant increases in oil and gas production and development in the applicable production areas, both actual and anticipated, (ii) low barriers to entry and (iii) generally widespread access to relatively low cost capital. This environment exposes us to the risk that these areas become overbuilt, resulting in an excess of midstream infrastructure capacity. Most midstream projects require several years of “lead time” to develop and companies like us that develop such projects are exposed (to varying degrees depending on the contractual arrangements that underpin specific projects) to the risk that expectations for oil and gas development in the particular area may not be realized or that too much capacity is developed relative to the demand for services that ultimately materializes. In addition, as an established player in some markets, we also face competition from potential new entrants to the market. If we experience a significant capacity overbuild in one or more of the areas where we operate, it could have a material adverse effect on our business, financial condition, results of operations, and ability to make quarterly distributions to our unitholders.

We serve customers who are involved in drilling for, producing and transporting crude oil and other liquid hydrocarbons. Adverse developments affecting the fossil fuel industry or drilling activity, including a decline in prices of crude oil or biofuels, reduced demand for crude oil products and increased regulation of drilling, production or transportation could cause a reduction of volumes transported through our rail terminals.

Our business depends on our customers’ willingness to make operating and capital expenditures to develop and produce crude oil and other liquid hydrocarbons. If these expenditures decline, our business is likely to be adversely affected. Our customers’ willingness to engage in drilling and production of crude oil and other liquid hydrocarbons depends largely upon the markets for and prices of crude oil and other commodities, which depend on factors that are beyond our control. These factors include the supply of and demand for these commodities, which fluctuate with changes in market and economic conditions, and other factors, including:

•	worldwide economic conditions;

•	worldwide political events, including actions taken by foreign oil producing nations;

•	worldwide weather events and conditions, including natural disasters and seasonal changes;

•	the levels of domestic and international production and consumer demand;

•	the availability of transportation systems with adequate capacity;

•	the volatility and uncertainty of world crude oil prices as well as regional pricing differentials;

•	the price and availability of alternative fuels;

•	the effect of energy conservation measures;

•	the nature and extent of governmental regulation and taxation;

•	fluctuations in demand from electric power generators and industrial customers; and

•	the anticipated future prices of oil and other commodities.

Any reduction in our or our customers’ capability to utilize third-party pipelines, railroads or trucks that interconnect with our rail terminals or to continue utilizing them at current costs could cause a reduction of volumes transported through our rail terminals.

We and the customers of our rail terminals are dependent upon access to third-party pipelines, railroads and truck fleets to receive and deliver crude oil and other liquid hydrocarbons to or from us. The continuing operation of such third-party pipelines, railroads and other midstream facilities or assets is not within our control. Any interruptions or reduction in the capabilities of these third parties due to testing, line repair, reduced operating pressures, or other causes in the case of pipelines, or track repairs, in the case or railroads, could result in reduced volumes transported through our rail terminals. In particular, we entered into a facilities connection agreement with Gibson whereby Gibson would construct a pipeline to provide our Hardisty rail terminal with exclusive pipeline access to Gibson’s storage terminal, which is the source of all of the crude oil handled by our Hardisty rail terminal. Any disruption at Gibson’s storage terminal or at this newly-constructed pipeline could have a material adverse effect on our business, financial condition, results of operations and cash flows. Similarly, if additional shippers begin transporting volume over interconnecting pipelines, the allocations to our existing shippers on these interconnecting pipelines could be reduced, which could reduce volumes transported through our rail terminals. Allocation reductions of this nature are not infrequent and are beyond our control. Any such increases in cost, interruptions, or allocation reductions that, individually or in the aggregate, are material or continue for a sustained period of time could have a material adverse effect on our business, financial condition, results of operations, and ability to make quarterly distributions to our unitholders.

We do not own some of the land on which our rail terminals are located, which could disrupt our operations.

We do not own the land on which our West Colton and San Antonio rail terminals are located, and we are therefore subject to the possibility of more onerous terms and/or increased costs to retain necessary land use if we do not have valid rights-of-way or leases or if such rights-of-way or leases lapse or terminate at those facilities. We sometimes obtain the rights to land owned by railroads for a specific period of time. Our loss of these rights, through our inability to renew right-of-way contracts or leases, or otherwise, could cause us to cease operations on the affected land, increase costs related to continuing operations elsewhere and reduce our revenue.

A shortage in rail locomotives or railroad crews or increases in the price of diesel fuel may adversely affect our results of operations.

Transporters of hydrocarbons by rail compete with other parties, such as coal, grain and corn, which ship their product by rail. The increased demand for transportation of crude or other products by rail has recently caused shortages in available locomotives and railroad crews. Such shortages may ultimately increase the cost to transport hydrocarbons by rail. Additionally, diesel fuel costs generally fluctuate with increasing and decreasing world crude oil prices, and accordingly are subject to political, economic and market factors that are outside of our control. Diesel fuel prices are a significant component of the costs to our customers of shipping hydrocarbons by rail. Increased costs to ship hydrocarbons by rail either as a result of a shortage of locomotives or railroad crews or increased diesel fuel costs could curtail demand for shipment of hydrocarbons by rail which would have an adverse effect on our results of operations and cash flows.

The fees charged to customers under our agreements with them for the transportation of crude oil may not escalate sufficiently to cover increases in costs, and the agreements may be temporarily suspended or terminated in some circumstances, which would affect our profitability.

We generate the vast majority of our Adjusted EBITDA and distributable cash flow in connection with providing crude oil terminalling services at our Hardisty rail terminal. Substantially all of the capacity at our Hardisty rail terminal is contracted under multi-year, take-or-pay terminal services agreements, which are subject to inflation-based rate escalators. Our costs may increase at a rate greater than the rate that the fees that we charge to customers increase pursuant to such inflation-based escalators. Additionally, some customers’

obligations under their agreements with us may be temporarily suspended upon the occurrence of certain events, some of which are beyond our control, or may be terminated in the case of uninterrupted force majeure events of over one year wherein the supply of crude oil is curtailed or cut off. Force majeure events include (but are not limited to) revolutions, wars, acts of enemies, embargoes, import or export restrictions, strikes, lockouts, fires, storms, floods, acts of God, explosions, mechanical or physical failures of our equipment or facilities of our customers, or any cause or causes of any kind or character (except financial) reasonably beyond the control of the party failing to perform. If the escalation of fees is insufficient to cover increased costs or if any customer suspends or terminates its contracts with us, our profitability could be materially and adversely affected.

Our right of first offer to acquire certain of USD’s assets and projects it will retain after the offering and certain assets or businesses that it may develop, construct or acquire in the future is subject to risks and uncertainty, and ultimately we may not acquire any of those assets or businesses.

Our omnibus agreement provides us with a right of first offer for a period of seven years after the closing of this offering on certain of USD’s existing assets and projects as well as any additional midstream infrastructure assets or businesses that it may develop, construct or acquire in the future, subject to certain exceptions. The consummation and timing of any future acquisitions pursuant to this right will depend upon, among other things, USD’s successful execution of such projects, USD’s willingness to offer subject assets or businesses for sale and obtain any necessary consents, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to such assets or businesses and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions or successfully integrate assets acquired pursuant to our right of first offer, and USD is under no obligation to accept any offer that we may choose to make. In addition, we may decide not to exercise our right of first offer if and when any assets or businesses are offered for sale, and our decision will not be subject to unitholder approval. In addition, our right of first offer may be terminated by USD at any time in the event that it no longer controls our general partner. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

If we are unable to make acquisitions on economically acceptable terms from USD or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in cash flow. If we are unable to make acquisitions from USD or third parties, because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase agreements, we are unable to obtain financing for these acquisitions on economically acceptable terms, we are outbid by competitors or we or the seller are unable to obtain any necessary consents, our future growth and ability to increase distributions to unitholders will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, we may not realize the intended benefits, and the acquisition may in fact result in a decrease in cash flow. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

We may be unsuccessful in integrating any future acquisitions with our existing operations, and in realizing all or any part of the anticipated benefits of any such acquisitions.

From time to time, we evaluate and acquire assets and businesses that we believe complement our existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. Our capitalization and results of operations may change significantly as a result of future acquisitions. Acquisitions and business expansions involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas and the diversion of management’s attention from other business concerns. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Also, following an acquisition, we may discover previously unknown liabilities associated with the acquired business or assets for which we have no recourse under applicable indemnification provisions.

Growing our business by constructing new rail terminals subjects us to construction risks and risks that supplies for such systems and facilities will not be available upon completion thereof.

One of the ways we intend to grow our business is through the construction of new rail terminals. The construction of such facilities requires the expenditure of significant amounts of capital, which may exceed our resources, and involves numerous regulatory, environmental, political and legal uncertainties. If we undertake these projects, we may not be able to complete them on schedule or at all or at the budgeted cost. Moreover, our revenues may not increase upon the expenditure of funds on a particular project. For instance, if we build a new rail terminal, the construction will occur over an extended period of time, and we will not receive any material increases in revenues until at least after completion of the project, if at all. Moreover, we may construct rail terminals to capture anticipated future growth in production in a region in which anticipated production growth does not materialize or for which we are unable to acquire new customers. We may also rely on estimates of proved, probable or possible reserves in our decision to build new rail terminals, which may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of proved, probable or possible reserves. As a result, new rail terminals may not be able to attract enough product to achieve our expected investment return, which could materially and adversely affect our results of operations and financial condition.

USD and its controlled affiliates, including us, are subject to a noncompete agreement that may limit our growth opportunities.

USD and certain of its controlled affiliates, including us, are subject to a noncompete agreement until December 2016 with respect to rail terminals we sold in 2012 in Carr, Colorado, Cotulla, Texas, Van Hook, North Dakota, Bakersfield, California and St. James Parish, Louisiana. The noncompete agreement prohibits us from owning, managing, operating or engaging in business activities related to terminalling services within a 200-mile radius of each of these facilities with respect to grades of crude oil and condensate historically handled by the facilities, or a 100-mile radius with respect to all other grades of crude oil or condensate. As a result of this noncompete agreement, our future growth may be limited during the term of the noncompete agreement.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws, regulations and other requirements could significantly increase our costs of doing business, thereby adversely affecting our profitability.

Our industry is subject to laws, regulations and other requirements including, but not limited to, those relating to the environment, safety, employment, labor, immigration, minimum wages and overtime pay, health care and benefits, working conditions, public accessibility and other requirements. These laws and regulations are enforced by federal agencies including the U.S. Environmental Protection Agency (EPA), the DOT, PHMSA, the FRA, the Federal Motor Carrier Safety Administration (FMCSA), the Occupational Safety and Health

Administration (OSHA), and state and Canadian agencies such as the Texas Commission on Environmental Quality, the Railroad Commission of Texas, the California Environmental Protection Agency (Cal/EPA), the California Public Utilities Commission (CPUC), the Canadian Department of the Environment (Environment Canada) and Transport Canada as well as numerous other state and federal agencies. Ongoing compliance with, or a violation of, these laws, regulations and other requirements could have a material adverse effect on our business, financial condition, results of operations, and ability to make quarterly distributions to our unitholders.

In addition, these laws and regulations, and the interpretation or enforcement thereof, are subject to frequent change by regulatory authorities, and we are unable to predict the ongoing cost to us of complying with these laws and regulations or the future impact of these laws and regulations on our operations. Violation of environmental laws, regulations and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions and construction bans or delays.

Under various federal, state, provincial and local environmental requirements, as the owner or operator of terminals, we may be liable for the costs of removal or remediation of contamination at our existing locations, whether we knew of, or were responsible for, the presence of such contamination. The failure to timely report and properly remediate contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent our property or to borrow money using our property as collateral. Additionally, we may be liable for the costs of remediating third-party sites where hazardous substances from our operations have been transported for treatment or disposal, regardless of whether we own or operate that site. In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not yet been discovered at our current or former locations or locations that we may acquire.

A discharge of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured or insurance is not otherwise available, subject us to substantial expense, including the cost to respond in compliance with applicable laws and regulations, fines and penalties, natural resource damages and claims made by employees, neighboring landowners and other third parties for personal injury and property damage. We may experience future catastrophic sudden or gradual releases into the environment from our terminals or discover historical releases that were previously unidentified or not assessed. Although our inspection and testing programs are designed to prevent, detect and address these releases promptly, damages and liabilities incurred due to any future environmental releases from our assets have the potential to substantially affect our business. Such discharges could also subject us to media and public scrutiny that could have a negative effect on the value of our common units.

Environmental regulation is becoming more stringent, and new environmental laws and regulations are continuously being enacted or proposed and interpretations of existing requirements change from time to time. While it is impractical to predict the impact that future environmental, health and safety requirements or changed interpretations of existing requirements may have, such future activity may result in material expenditures to ensure our continued compliance. Such future activity could also adversely affect our ability to expand production, result in damaging publicity about us, or reduce demand for our products.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.

Our operations require authorizations and permits that are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have a material adverse effect on our business, financial condition, results of operations, and ability to make quarterly distributions to our unitholders.

The adoption of derivatives legislation by the United States Congress could have an adverse effect on our ability to use derivatives contracts to reduce the effect of commodity price, interest rate and other risks associated with our business.

The United States Congress in 2010 adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which, among other things, established federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. In connection with the Dodd-Frank Act, the Commodity Futures Trading Commission (CFTC) adopted regulations to set position limits for certain futures and option contracts in the major energy markets. Although these regulations were vacated by the U.S. District Court for the District of Columbia and the matter was remanded to the CFTC, the CFTC has appealed the District Court’s decision and that appeal is pending. The legislation may require the counterparties to our derivatives contracts to transfer or assign some of their derivatives contracts to a separate entity, which may not be as creditworthy as the current counterparty. The legislation and any new regulations could significantly increase the cost of derivatives contracts (including through requirements to post collateral), materially alter the terms of derivatives contracts, and reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivatives contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Any of these consequences could have a material adverse effect on us, our financial condition and our results of operations.

Our contracts subject us to renewal risks.

We provide crude oil and other liquid hydrocarbon rail terminalling services under contracts with terms of various durations and renewal. Each of the terminal services agreements with our Hardisty rail terminal customers has an initial contract term of five years commencing on the start of operations, which is expected to be on June 30, 2014. Our sole customer contract for our San Antonio rail terminal has an initial term of three years that began in 2012 and will automatically renew for two additional three-year terms unless notice is provided by our customer. Our sole customer contract for our West Colton rail terminal is terminable at any time.

As these contracts expire, we may have to negotiate extensions or renewals with existing suppliers and customers or enter into new contracts with other suppliers and customers. We may not be able to obtain new contracts on favorable commercial terms, if at all. We also may be unable to maintain the economic structure of a particular contract with an existing customer or maintain the overall mix of our contract portfolio. For example, depending on prevailing market conditions at the time of a contract renewal, customers with fee-based contracts may desire to enter into contracts under different fee arrangements. To the extent we are unable to renew our existing contracts on terms that are favorable to us or successfully manage our overall contract mix over time, our revenue and cash flows could decline and our ability to make cash distributions to our unitholders could be materially and adversely affected.

We depend on a limited number of customers for a significant portion of our revenues. The loss of, or material nonpayment or nonperformance by, any one or more of these customers could adversely affect our ability to make cash distributions to our unitholders.

We generate the vast majority of our Adjusted EBITDA and distributable cash flow in connection with providing crude oil terminalling services at our Hardisty rail terminal. Substantially all of the capacity at our Hardisty rail terminal is contracted under multi-year, take-or-pay terminal services agreements. One customer has the right, but not the obligation, to exclusively use all of our capacity at our San Antonio rail terminal under a three-year contract that commenced in 2012, and was also the sole customer under contract at our West Colton rail terminal. The West Colton agreement is terminable at any time. If we were unable to renew our contracts with one or more of these customers on favorable terms, we may not be able to replace any of these customers in a timely fashion, on favorable terms or at all. In addition, some of our customers may have material financial or liquidity issues or may, as a result of operational incidents or other events, be disproportionately affected as compared to larger, better-capitalized companies. Any material nonpayment or nonperformance by any of our key customers could have a material adverse effect on our business, financial condition, results of operations, and ability to make quarterly distributions to our unitholders. We expect our exposure to concentrated risk of non-payment or non-performance to continue as long as we remain substantially dependent on a relatively limited number of customers for a substantial portion of our revenue.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs for which we are not adequately insured, or if we fail to recover anticipated insurance proceeds for significant accidents or events for which we are insured, our operations and financial results could be adversely affected.

Our operations are subject to all of the risks and hazards inherent in the provision of rail terminalling services, including:

•	damage to railroads and rail terminals, related equipment and surrounding properties caused by natural disasters, acts of terrorism and actions by third parties;

•	damage from construction, vehicles, farm and utility equipment or other causes;

•	leaks of crude oil and other hydrocarbons or regulated substances or losses of oil as a result of the malfunction of equipment or facilities;

•	ruptures, fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

These and similar risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other damage. These risks may also result in curtailment or suspension of our operations. A natural disaster or other hazard affecting the areas in which we operate could also have a material adverse effect on our operations. We are not fully insured against all risks inherent in our business. In addition, although we are insured for environmental pollution resulting from environmental accidents that occur on a sudden and accidental basis, we may not be insured against all environmental accidents that might occur, some of which may result in claims for remediation, damages to natural resources or injuries to personal property or human health. If a significant accident or event occurs for which we are not fully insured, it could adversely affect our operations and financial condition. Furthermore, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage.

Terrorist or cyber-attacks and threats, escalation of military activity in response to these attacks or acts of war could have a material adverse effect on our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Terrorist attacks and threats, cyber-attacks, escalation of military activity or acts of war may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could materially and adversely affect our business. Future terrorist or cyber-attacks, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions may significantly affect our operations and those of our customers. Strategic targets, such as energy-related assets and transportation assets, may be at greater risk of future attacks than other targets in the United States. We do not maintain specialized insurance for possible liability resulting from a cyber-attack on our assets that may shut down all or part of our business. Disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition, results of operations, and ability to make quarterly distributions to our unitholders.

The credit and risk profile of our general partner and its owner, USD, could adversely affect our credit ratings and risk profile, which could increase our borrowing costs or hinder our ability to raise capital and additionally have a direct impact on our ability to pay our minimum quarterly distribution

The credit and business risk profiles of our general partner and USD may be factors considered in credit evaluations of us. This is because our general partner, which is owned by USD, controls our business activities, including our cash distribution policy and growth strategy. Any adverse change in the financial condition of USD, including the degree of its financial leverage and its dependence on cash flow from us to service its indebtedness may adversely affect our credit ratings and risk profile. If we were to seek a credit rating in the future, our credit rating may be adversely affected by the leverage of our general partner or USD, as credit rating agencies such as Standard & Poor’s Ratings Services and Moody’s Investors Service may consider the leverage and credit profile of USD and its affiliates because of their ownership interest in and control of us. Any adverse effect on our credit rating would increase our cost of borrowing or hinder our ability to raise financing in the capital markets, which would impair our ability to grow our business and make distributions to common unitholders.

Our growth strategy requires access to new capital. Tightened capital markets or increased competition for investment opportunities could impair our ability to grow.

We continuously consider and enter into discussions regarding potential acquisitions or growth capital expenditures. Any limitations on our access to new capital will impair our ability to execute this strategy. If the cost of such capital becomes too expensive, our ability to develop or acquire strategic and accretive assets will be limited. We may not be able to raise the necessary funds on satisfactory terms, if at all. The primary factors that influence our initial cost of equity include market conditions, including our then current unit price, fees we pay to underwriters and other offering costs, which include amounts we pay for legal and accounting services. The primary factors influencing our cost of borrowing include interest rates, credit spreads, covenants, underwriting or loan origination fees and similar charges we pay to lenders.

Weak economic conditions and the volatility and disruption in the financial markets could increase the cost of raising money in the debt and equity capital markets substantially while diminishing the availability of funds from those markets. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity at all or on terms similar to our current debt and reduced and, in some cases, ceased to provide funding to borrowers. These factors may impair our ability to execute our growth strategy.

In addition, we are experiencing increased competition for the types of assets we contemplate purchasing. Weak economic conditions and competition for asset purchases could limit our ability to fully execute our growth strategy.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Following the closing of this offering, we will have the ability to incur additional debt, including under our new senior secured credit facilities that we will enter into in connection with this offering. Our future level of debt could have important consequences for us, including the following:

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our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and cash distributions to unitholders may be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to take any of these actions on satisfactory terms or at all.

Restrictions in our new senior secured credit agreement could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.

We expect to enter into a new senior secured credit agreement comprised of a $200.0 million revolving credit facility and a $100.0 million term in loan connection with the closing of this offering. We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to make cash distributions to our unitholders. The operating and financial restrictions and covenants in our new senior secured credit agreement and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities, which may, in turn, limit our ability to make cash distributions to our unitholders. Our new senior secured credit agreement is likely to limit our ability to, among other things:

•	incur or guarantee additional debt;

•	make distributions on or redeem or repurchase units;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

Our new senior secured credit agreement also will include covenants requiring us to maintain certain financial ratios. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests.

The provisions of our new senior secured credit agreement may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new senior secured credit agreement could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment.

Increased regulation of hydraulic fracturing could result in reductions or delays in oil production by our customers, which could adversely impact our revenues

A portion of our customers’ oil production is developed from unconventional sources, such as shales, that require hydraulic fracturing as part of the completion process. Hydraulic fracturing is an essential and common practice in the oil industry used to stimulate production of oil from dense subsurface rock formations in the U.S. and Canada. Hydraulic fracturing involves using water, sand, and a small amount of certain chemicals to fracture the hydrocarbon-bearing rock formation to allow the flow of hydrocarbons into the wellbore. The process is typically regulated by state and provincial oil and natural gas commissions.

Hydraulic fracturing has been subject to increased scrutiny due to public concerns that it could result in contamination of drinking water supplies, and there have been a variety of legislative and regulatory proposals to prohibit, restrict or more closely regulate various forms of hydraulic fracturing. For instance, on October 20, 2011, the EPA announced its intention to propose federal Clean Water Act regulations governing wastewater discharges from hydraulic fracturing and certain other natural gas operations by 2014. On January 9, 2014, the EPA published a rule requiring oil and gas companies using hydraulic fracturing off the coast of California to disclose the chemicals they discharge into the ocean. On August 16, 2012, the EPA published final regulations under the Clean Air Act that establish new air emissions controls for oil production operations. On May 24, 2013, the U.S. Bureau of Land Management (BLM) published a revised proposed rule that would continue to require public disclosure of chemicals used in hydraulic fracturing on federal and Indian lands, confirmation that wells used in fracturing operations meet appropriate construction standards, and development of appropriate plans for managing flowback water that returns to the surface. In addition, several U.S. states, including California and Texas, have adopted or are considering adopting additional regulatory programs or requirements governing hydraulic fracturing.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition, including litigation, to oil production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to increased operating costs in the production of oil or could make it more difficult to perform hydraulic fracturing, either of which could have an adverse effect on our operations. The adoption of any federal, state, provincial or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil wells, increasing compliance costs and decreasing demand for our terminalling and other services, which could adversely affect our financial position, results of operations and cash flows.

We are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities.

Our operations are subject to stringent and complex federal, state, provincial and local environmental laws and regulations that govern the discharge of materials into the environment or otherwise relate to environmental protection.

These laws and regulations may impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from railcars and rail terminals, and the imposition of substantial liabilities and remedial obligations for pollution resulting from our operations or at locations currently or previously owned or operated by us. Numerous governmental authorities, such as the EPA, Environment Canada and analogous state and provincial agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly corrective actions or costly pollution control measures. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations. In addition, we may experience a delay in obtaining or be unable to obtain required permits or regulatory authorizations, which may cause us to lose potential and current customers, interrupt our operations and limit our growth and revenue.

There is a risk that we may incur significant environmental costs and liabilities in connection with our operations due to historical industry operations and waste disposal practices, our handling of hydrocarbon and other wastes and potential emissions and discharges related to our operations. Joint and several, strict liability may be incurred, without regard to fault, under certain of these environmental laws and regulations in connection with discharges or releases of hydrocarbon wastes on, under or from our properties and rail terminals. In addition, changes in environmental laws occur frequently, and any such changes that result in additional permitting obligations or more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations or financial position. We may not be able to recover all or any of these costs from insurance. Please read “Business—Environmental Regulation” for more information.

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs and reduced demand for the oil services we provide.

In response to recent studies suggesting that emissions of carbon dioxide, methane and certain other gases may be contributing to warming of the Earth’s atmosphere, Canada agreed to limit emissions of these greenhouse gases (GHG) pursuant to the 1997 United Nations Framework Convention on Climate Change, also known as the Kyoto Protocol. In December 2011, Canada withdrew from the Kyoto Protocol, but signed the Durban Platform committing it to a legally binding treaty to reduce GHG emissions, the terms of which are to be defined by 2015 and are to become effective in 2020.

While not a signatory to the Kyoto Protocol or the Durban Platform, the U.S. Congress has considered legislation to restrict or regulate emissions of GHGs. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although additional energy legislation and other initiatives may be proposed that address GHG and related issues. In addition, almost half of the states (including California and Texas, in which we operate), either individually or through multi-state regional initiatives, have begun to address GHG emissions, primarily through the planned development of emission inventories or regional GHG cap and trade programs. In California, the AB 32 program created a statewide cap on GHG emissions and requires that the state return to 1990 emission levels by 2020. AB 32 focuses on using market mechanisms, such as a cap-and-trade program and a low-carbon fuel standard (LCFS) to achieve emission reduction targets. Although most of the state-level initiatives have to date been focused on large sources of GHG emissions, such as electric power plants, it is possible that smaller sources could become subject to GHG-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for GHG emissions resulting from our operations, and to the extent measures such as the LCFS are successful in reaching hydrocarbon fuel usage, they could have an indirect effect on our business.

Independent of Congress, the EPA is beginning to adopt regulations controlling GHG emissions under its existing Clean Air Act authority. For example, in 2009, the EPA adopted rules regarding regulation of GHG emissions from motor vehicles. In addition, in September 2009, the EPA issued a final rule requiring the monitoring and reporting of GHG emissions from specified large GHG emission sources in the United States and, in November 2010, expanded this existing GHG emissions reporting rule for petroleum facilities, requiring reporting of GHG emissions by regulated petroleum facilities to the EPA beginning in 2012 and annually thereafter. We monitor and report our GHG emissions. However, operational or regulatory changes could require additional monitoring and reporting at some or all of our other facilities at a future date. In 2010, the EPA also issued a final rule, known as the “Tailoring Rule,” that makes certain large stationary sources and modification projects subject to permitting requirements for GHG emissions under the Clean Air Act. Several of the EPA’s GHG rules are being challenged in pending court proceedings and, depending on the outcome of such proceedings, such rules may be modified or rescinded or the EPA could develop new rules.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact our business, any future federal, state or provincial laws or implementing regulations that may be adopted to address GHG emissions could require us to incur increased operating costs and could adversely affect demand for the crude oil and other liquid hydrocarbons we handle in connection with our services. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our GHG emissions, pay any taxes related to our GHG emissions and administer and manage a GHG emissions program. While we may be able to include some or all of such increased costs in the rates charged by our rail terminals, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for oil, resulting in a decrease in demand for our services. We cannot predict with any certainty at this time how these possibilities may affect our operations.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key management personnel.

We are managed and operated by the board of directors and executive officers of our general partner. All of the personnel that conduct our business are employed by affiliates of our general partner, but we sometimes refer to these individuals as our employees. Our ability to operate our business and implement our strategies will depend on our continued ability and the ability of affiliates of our general partner to attract and retain highly skilled management personnel. Competition for these persons is intense. Given our size, we may be at a disadvantage, relative to our larger competitors, in the competition for these personnel. We or affiliates of our general partner may not be able to attract and retain qualified personnel in the future, and the failure to retain or attract senior executives and key personnel could have a material adverse effect on our ability to effectively operate our business. Neither we nor our general partner maintains key person life insurance policies for any of our senior management team.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results timely and accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Exchange Act. We prepare our financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting.

Although we will be required to disclose changes made in our internal control and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until our annual report for the fiscal year ending December 31, 2015.

Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a material adverse effect on the trading price of our common units.

For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements that apply to other public companies.

For as long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700.0 million in market value of our limited partner interests held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to “opt out” of this exemption and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common units to be less attractive as a result, there may be a less active trading market for our common units and our trading price may be more volatile.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Currency exchange rate fluctuations could have an adverse effect on our results of operations. A substantial majority of the cash flows from our current assets will be generated in Canadian dollars, but we intend to make distributions to our unitholders in U.S. dollars. As such, a portion of our distributable cash flow will be subject to currency exchange rate fluctuations between U.S. dollars and Canadian dollars. For example, if the Canadian dollar weakens significantly, the corresponding distributable cash flow in U.S. dollars could be less than what is necessary to pay our minimum quarterly distribution.

A significant strengthening of the U.S. dollar could result in an increase in our financing expenses and could materially affect our financial results under GAAP. In addition, because we report our operating results in U.S. dollars, changes in the value of the U.S. dollar also result in fluctuations in our reported revenues and earnings. In addition, under GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods.

Some of our customers’ operations cross the U.S./Canada border and are subject to cross-border regulation.

Our customers’ cross border activities subject them to regulatory matters, including import and export licenses, tariffs, Canadian and U.S. customs and tax issues and toxic substance certifications. Such regulations include the Short Supply Controls of the Export Administration Act, the North American Free Trade Agreement and the Toxic Substances Control Act. Violations of these licensing, tariff and tax reporting requirements could result in the imposition of significant administrative, civil and criminal penalties on our customers. Our revenue and cash flows could decline and our ability to make cash distributions to our unitholders could be materially and adversely affected.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including USD, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

Following the offering, USD will own a     % limited partner interest and will own and control our general partner, which will own a 2.0% general partner interest in us. Although our general partner has a duty to manage us in a manner that is not adverse to the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is not adverse to the best interests of its owner, USD. Conflicts of interest may arise between USD and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including USD, over the interests of our common unitholders. These conflicts include, among others, the following situations:

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neither our partnership agreement nor any other agreement requires USD to pursue a business strategy that favors us, and the directors and officers of USD have a fiduciary duty to make these decisions in the best interests of the shareholders of USD. USD may choose to shift the focus of its investment and growth to areas not served by our assets;

•	USD may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

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our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner’s liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

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our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•

our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•	our general partner will determine which costs incurred by it are reimbursable by us;

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our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to satisfy the conditions required to convert subordinated units to common units;

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our partnership agreement permits us to classify up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

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our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80.0% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

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our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our conflicts committee, or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to pursue growth projects and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our new senior secured credit agreement on our ability to issue additional units, including units ranking senior to the common units as to distribution or liquidation, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce the amount of cash available to distribute to our unitholders.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. Our partnership agreement may not be amended during the time any subordinated units are outstanding without the approval of our public common unitholders, except in limited circumstances. Please read “Our Partnership Agreement—Amendment of our Partnership Agreement—No Unitholder Approval.” However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by USD) after all subordinated units have converted to common units. Upon the expiration of 30 days following this offering and assuming no exercise of the underwriters’ over-allotment option to purchase additional common units, USD will own, directly or indirectly, approximately     % of the outstanding common units and all of our outstanding subordinated units. Please read “Our Partnership Agreement—Amendment of Our Partnership Agreement.”

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

Our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replaces those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the parties where the language in our partnership agreement does not provide for a clear course of action. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. By purchasing a common unit, a unitholder is treated as having consented to the provisions in our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

•

provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

If you are not both a citizenship eligible holder and a rate eligible holder, your common units may be subject to redemption.

In order to avoid (1) any material adverse effect on the maximum applicable rates that can be charged to customers by our subsidiaries on assets that are subject to rate regulation by the FERC or analogous regulatory body, and (2) any substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which we have an interest, we have adopted certain requirements regarding those investors who may own our common units. Citizenship eligible holders are individuals or entities whose nationality, citizenship or other related status does not create a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or authorization, in which we have an interest, and will generally include individuals and entities who are U.S. citizens. Rate eligible holders are individuals or entities subject to U.S. federal income taxation on the income generated by us or entities not subject to U.S. federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. Please read “Description of the Common Units—Transfer of Common Units.” If you are not a person who meets the requirements to be a citizenship eligible holder and a rate eligible holder, you run the risk of having your units redeemed by us at the market price as of the date three days before the date the notice of redemption is mailed. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. In addition, if you are not a person who meets the requirements to be a citizenship eligible holder, you will not be entitled to voting rights. Please read “Our Partnership Agreement—Non-Citizen Assignees; Redemption.”

Cost reimbursements, which will be determined in our general partner’s sole discretion, and fees due to our general partner and its affiliates for services provided will be substantial and will reduce our distributable cash flow to you.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, our general partner determines the amount of these expenses. Under the terms of the omnibus agreement we will be required to reimburse USD for providing certain general and administrative services to us. Our general partner and its affiliates also may provide us other services for which we will be charged fees. Payments to our general partner and its affiliates will be substantial and will reduce the amount of distributable cash flow to unitholders. For the twelve months ending September 30, 2015, we estimate that these expenses will be approximately $         million, which includes, among other items, compensation expense for all employees required to manage and operate our business. For a description of the cost reimbursements to our general partner, please read “Our Partnership Agreement—Reimbursement of Expenses” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business.

Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the members of our general partner, which are wholly owned subsidiaries of USD. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove our general partner. At closing, our general partner and its affiliates will own     % of the common units and subordinated units (excluding common units purchased by certain of our officers, directors, employees and certain other persons affiliated with us under our directed unit program). Also, if our general partner is removed without cause during the time any subordinated units are outstanding and the subordinated units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units, and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

“Cause” is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the automatic conversion to common units of all remaining outstanding subordinated units.

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20.0% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party at any time without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of USD to transfer its membership interest in our general partner to a third party. The new partners of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of USD selling or contributing additional midstream infrastructure assets and businesses to us, as USD would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

You will experience immediate and substantial dilution in pro forma net tangible book value of $         per common unit.

The assumed initial public offering price of $         per common unit exceeds our pro forma net tangible book value of $         per unit. Based on an assumed initial public offering price of $         per common unit, you will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed by USD are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

We may issue additional units without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such limited partner interests. Further, neither our partnership agreement nor our new senior secured credit agreement prohibits the issuance of equity securities that may effectively rank senior to our common units as to distributions or liquidations. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of distributable cash flow on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

USD may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, USD will hold             common units and subordinated units. All of the subordinated units will convert into common units on a one-for-one basis in separate, sequential tranches, with each tranche comprising of 20.0% of the subordinated units outstanding immediately following this offering. A separate tranche will convert on each business day occurring on or after October 1, 2015 (but not more than once in any twelve-month period), assuming the conditions for conversion are satisfied. Additionally, we have agreed to provide USD with certain registration rights. Please read “Units Eligible for Future Sale.” The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner’s discretion in establishing cash reserves may reduce the amount of distributable cash flow to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of distributable cash flow to unitholders.

Affiliates of our general partner, including USD, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Neither our partnership agreement nor our omnibus agreement will prohibit USD or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, USD and other affiliates of our general partner may acquire, construct or dispose of additional midstream infrastructure assets and businesses in the future without any obligation to offer us the opportunity to purchase any of those assets. For example, USD currently owns the right to construct and develop Hardisty Phase II and Hardisty Phase III at our Hardisty rail terminal. USD currently anticipates that Hardisty Phase II will commence operations in late 2015 and Hardisty Phase III will commence operations during 2016. If we are unable to acquire these facilities from USD, these expansions at our Hardisty rail terminal may compete directly with our Hardisty rail terminal for future throughput volumes, which may impact our ability to enter into new terminal services agreements following the termination of our existing agreements or the terms thereof and our ability to compete for future spot volumes. As a result, competition from USD and other affiliates of our general partner could materially adversely impact our results of operations and distributable cash flow to unitholders.

Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.

In some instances, our general partner may cause us to borrow funds under our revolving credit facility, from USD or otherwise from third parties in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions or to satisfy the conditions required to convert subordinated units into common units.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80.0% of the then issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option to purchase additional common units, our general partner and its affiliates will own approximately     % of our common units (excluding common units purchased by certain of our officers, directors, employees and certain other persons affiliated with us under our directed unit program). After all subordinated units have converted into common units (which could occur as early as                 , 2019), assuming no additional issuances of common units (other than upon the conversion of the subordinated units) and no exercise of the underwriters’ over-allotment option to purchase additional common units, our general partner and its affiliates will own approximately     % of our common units (excluding common units purchased by certain of our officers, directors, employees and certain other persons affiliated with us under our directed unit program). For additional information about the call right, please read “Our Partnership Agreement—Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made non-recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states.

The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

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your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “Our Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be          publicly traded common units. In addition, USD will own          common units and          subordinated units, representing an aggregate     % limited partner interest in us. All of the common units held by USD will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters, which may be waived in the discretion of certain of the underwriters. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby was determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

Because our common units will be yield-oriented securities, increases in interest rates could adversely impact our unit price, our distributable cash flow, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

Interest rates may increase in the future. As a result, interest rates on our future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by our level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect our interest expense and distributable cash flow, the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

The holder of our incentive distribution rights may elect to cause us to issue common units and general partner units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (48.0%, in addition to distributions paid on its 2.0% general partner interest) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and general partner units. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled the general partner to a quarterly cash distribution equal to distributions to our general partner on the incentive distribution rights in the prior quarter. Our general partner will also be issued the number of general partner units necessary to maintain our general partner’s interest in us at the level that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units and general partner units in connection with resetting the target distribution levels. Additionally, our general partner has the right to transfer all or any portion of our incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded limited partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to shareholders of corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of USD Partners LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. For example, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs, including requirements to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting.

In addition, following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make certain activities more time-consuming and costly.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our general partner’s board or as executive officers.

We estimate that we will incur approximately $2.1 million of estimated incremental external costs per year and additional internal costs associated with being a publicly traded partnership. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be reduced by the costs associated with being a public company.

Tax Risks

In addition to reading the following risk factors, please read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service (IRS) were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35.0%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our distributable cash flow would be substantially reduced. Therefore, if we were treated as a corporation for federal income tax purposes, there would be material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

Notwithstanding our treatment for U.S. federal income tax purposes, we will be subject to certain non-U.S.-taxes. If a taxing authority were to successfully assert that we have more tax liability than we anticipate or legislation were enacted that increased the taxes to which we are subject, the distributable cash flow to our unitholders could be further reduced.

Some of our business operations and subsidiaries will be subject to income, withholding and other taxes in the non-U.S. jurisdictions in which they are organized or from which they receive income, reducing the amount of distributable cash flow. In computing our tax obligation in these non-U.S. jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing tax authorities, such as whether withholding taxes will be reduced by the application of certain tax treaties. Upon review of these positions the applicable authorities may not agree with our positions. A successful challenge by a taxing authority could result in additional tax being imposed on us, reducing the distributable cash flow to our unitholders. In addition, changes in our operations or ownership could result in higher than anticipated tax being imposed in jurisdictions in which we are organized or from which we receive income and further reduce the distributable cash flow. Although these taxes may be properly characterized as foreign income taxes, you may not be able to credit them against your liability for U.S. federal income taxes on your share of our earnings. For more details please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Foreign Tax Credits.”

If we were subjected to a material amount of additional entity-level taxation by individual states, counties or cities, it would reduce our distributable cash flow to our unitholders.

Changes in current state, county or city law may subject us to additional entity-level taxation by individual states, counties or cities. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the distributable cash flow to you and the value of our common units could be negatively impacted. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships, companies with multinational operations or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, companies with multinational operations, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships, including the elimination of the qualifying income exception upon which we rely for our treatment as a partnership for federal income tax purposes. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “Material Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our distributable cash flow to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our distributable cash flow.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder that sells common units, may incur a tax liability in excess of the amount of cash received from the sale. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Latham & Watkins LLP is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Treasury Department has issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50.0% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50.0% or more of the total interests in our capital and profits within a twelve-month period. Immediately after this offering, USD will own     % of the total interests in our capital and profits. Therefore, a transfer by USD of all or a portion of its interests in us could result in a termination of us as a partnership for federal income tax purposes. For purposes of determining whether the 50.0% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has provided a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to own assets and conduct business in Alberta, Canada, California and Texas. Some of these jurisdictions currently impose a personal income tax on individuals. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Latham & Watkins LLP has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from the sale of             common units offered by this prospectus, based on an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, commissions and structuring fees. We intend to use these proceeds, together with the proceeds from borrowings under our new term loan facility, as follows:

•	to make a cash distribution to USD Group LLC of $ million;

•	to repay $ million of existing indebtedness, which bears interest at a rate of LIBOR plus an applicable margin which equaled 3.9055% as of March 31, 2014 and matures in March 2015; and

•	to pay $ million of fees and expenses in connection with our new senior secured credit agreement.

The remaining approximately $         million will be retained by us for general partnership purposes, including to fund potential future acquisitions from USD and third parties and for funding potential future growth projects.

The net proceeds from any exercise of the underwriters’ over-allotment option to purchase additional common units (approximately $         million, if exercised in full, after deducting the underwriting discounts and commissions and structuring fees) will be used to redeem from USD a number of common units equal to the number of common units issued upon such exercise of the option at a price per unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts, commissions and the structuring fee. Please read “Underwriting.”

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts, the structuring fee and offering expenses, to increase or decrease by $             million, based on an assumed initial public offering price of $             per common unit. If the proceeds increase due to a higher initial public offering price or an increase in the number of units issued, or decrease due to a lower initial public offering price or a decrease in the number of units issued, then the amount of cash retained by us for general partnership purposes will increase or decrease accordingly.

The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of business. Please read “Underwriting.”

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our Predecessor as of March 31, 2014; and

•	our pro forma as adjusted capitalization as of March 31, 2014, after giving effect to;

•	the transactions described in “Summary—Formation Transactions;” and

•

the receipt and application of the net proceeds from this offering at an assumed initial public offering price of $         per common unit and borrowings under our new $100.0 million term loan facility, as described under “Use of Proceeds.”

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical interim combined financial statements and the accompanying notes and the pro forma combined financial data and accompanying notes included elsewhere in this prospectus.

	As of March 31, 2014
	Historical	Pro Forma As Adjusted
	(unaudited)
	(in millions)
Cash and cash equivalents	$11.1	$

Debt:
Loan from parent	$67.0		—
Existing credit facility	30.0		—
New term loan	—
New revolving credit facility	—

Total long-term debt (including current maturities)	97.0

Owners’ equity:
Owners’ equity (deficit)	(22.3)		—
Common Units — public	—
Common Units — USD	—
Subordinated Units — USD	—
General partner equity	—

Total equity (deficit)	(22.3)

Total capitalization	$74.7	$

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $         million, or $         per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)	$
Pro forma net tangible book value per unit before the offering(2)
Increase in net tangible book value per unit attributable to purchasers in the offering
Decrease in net tangible book value per unit attributable to distributions made to USD Group LLC(3)

Less: Pro forma net tangible book value per unit after the offering(4)

Immediate dilution in net tangible book value per common unit to purchasers in the offering(5)	$

(1)	The mid-point of the price range set forth on the cover of this prospectus.
(2)	Determined by dividing the number of units ( common units, subordinated units and general partner units) to be issued to USD Group LLC, the general partner and their affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.
(3)	Determined by dividing the number of units to be outstanding after this offering ( common units, subordinated units and general partner units) and the distribution to be made to USD Group LLC of $ million as well as the dilution of USD Group LLC’s investment.
(4)	Determined by dividing the number of units to be outstanding after this offering ( total common units, subordinated units and general partner units) and the application of the related net proceeds into our pro forma net tangible book value after giving effect to the application of the net proceeds of this offering.
(5)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ over-allotment option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired			Total Consideration
	Number	%		Amount	%
	(in millions)			(in millions)
USD Group LLC, general partner and their affiliates(1)(2)(3)			%	$		%
Purchasers in this offering

Total			%	$		%

(1)	Upon the consummation of the transactions contemplated by this prospectus, USD Group LLC, our general partner and their affiliates will own common units, subordinated units and general partner units.
(2)	Assumes the underwriters’ over-allotment option to purchase additional common units is not exercised.

(3)	The assets contributed by USD, the general partner and its affiliates were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by USD, the general partner and its affiliates, as of March 31, 2014, after giving effect to the application of the net proceeds of the offering, is as follows:

(in millions)
Book value of net assets contributed	$
Less: Distribution to USD Group LLC from net proceeds of this offering

Total consideration	$

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, “Forward-Looking Statements” and “Risk Factors” should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our audited historical combined financial statements and accompanying notes and the unaudited pro forma combined financial data and accompanying notes included elsewhere in this prospectus.

General

Rationale for our Cash Distribution Policy

Our policy is to distribute to our unitholders an amount of cash each quarter that is equal to or greater than the minimum quarterly distribution stated in our partnership agreement. To that end, our partnership agreement requires us to distribute all of our available cash quarterly. Generally, our available cash is our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax in the United States, we expect to have more cash to distribute to our unitholders than would be the case were we subject to federal income tax in the United States.

Limitations on Cash Distributions and our Ability to Change our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

•

Our cash distribution policy will be subject to restrictions on cash distributions under our new senior secured revolving credit agreement. One such restriction would prohibit us from making cash distributions while an event of default has occurred and is continuing under our revolving credit agreement, notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement.”

•

The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. While any subordinated units remain outstanding, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read “Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval.” However, after all subordinated units have converted into common units, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, USD will own our general partner and will indirectly own an aggregate of approximately     % of our outstanding common units and subordinated units. Please read “Our Partnership Agreement—Amendment of Our Partnership Agreement.”

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our distributable cash flow is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. For the twelve months ending September 30, 2015, we estimate that our general and administrative expenses will be approximately $         million, which includes, among other items, compensation expense for all employees required to manage and operate our business. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash,” “Our Partnership Agreement—Reimbursement of Expenses” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

•

Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•

If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution with respect to any quarter while any subordinated units are outstanding, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. Any shortfall in the payment of the minimum quarterly distribution with respect to any quarter while any subordinated units remain outstanding may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Conversion to Common Units.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our revolving credit facility and term loan will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Related to Our Business—Restrictions in our new credit facility and term loan could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.” To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read “Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.”

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $         per unit for each whole quarter, or $         per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Our partnership agreement requires that, on or about the last day of each of February, May, August and November, we distribute all of our available cash to unitholders of record on the applicable record date. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately preceding the indicated distribution date. We do not expect to make distributions for the period that begins on July 1, 2014 and ends on the day prior to the closing of this offering other than the distribution to be made to USD in connection with the closing of this offering as described in “Summary—Formation Transactions” and “Use of Proceeds.” We will pro rate the amount of our first distribution for the period from the closing of this offering through December 31, 2014 based on the actual length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of our common units, subordinated units and general partner units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

	No Exercise of Option to Purchase Additional Common Units			Full Exercise of Option to Purchase Additional Common Units
		Minimum Quarterly Distributions			Minimum Quarterly Distributions
		(in millions)			(in millions)
	Number of Units	One Quarter	Annualized (Four Quarters)	Number of Units	One Quarter	Annualized (Four Quarters)
Publicly held common units		$	$		$	$
Common units held by USD
Subordinated units held by USD
General partner units

Total		$	$		$	$

As of the date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2.0% general partner interest. Our general partner will also hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $         per unit per quarter.

While any subordinated units are outstanding, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Conversion to Common Units.”

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is not adverse to the best interests of our partnership. Please read “Conflicts of Interest and Fiduciary Duties.”

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” The minimum quarterly distribution will also automatically be adjusted in connection with the resetting of the target distribution levels related to our general partner’s incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $        per unit for the twelve months ending September 30, 2015. In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months Ended March 31, 2014,” in which we present our distributable cash flow for the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively, derived from our unaudited pro forma financial data that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•

“Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015,” in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow for us to pay the minimum quarterly distribution on all units for the twelve months ending September 30, 2015.

Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months Ended March 31, 2014

If we had completed the transactions contemplated in this prospectus on January 1, 2013 or April 1, 2013, we would not have generated positive pro forma distributable cash flow. Our unaudited pro forma distributable cash flow includes the estimated incremental expenses of being a public company as well as pre-operational costs related to our Hardisty rail terminal, without the corresponding revenues from that terminal. Our Hardisty rail terminal is expected to commence operations on June 30, 2014, and we expect to generate the vast majority of our Adjusted EBITDA and distributable cash flow in connection with providing crude oil terminalling services at our Hardisty rail terminal.

As discussed above, our unaudited pro forma distributable cash flow for the year ended December 31, 2013 and the twelve months ended March 31, 2014 includes $2.1 million of estimated incremental annual general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. This amount is an estimate, and our general partner will ultimately determine the actual amount of these incremental annual general and administrative expenses to be reimbursed by us in accordance with our partnership agreement. Incremental annual general and administrative expenses related to being a publicly traded partnership include expenses associated with annual, quarterly and current reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees, outside director fees and director and officer insurance expenses. These expenses are not reflected in our or our Predecessor’s historical financial statements.

The adjusted amounts below do not present our results of operations as if the transactions contemplated in this prospectus had actually been completed on January 1, 2013 or April 1, 2013, respectively. In addition, cash available to pay distributions is primarily a cash accounting concept, while distributable cash flows is based on our historical combined financial statements which have been prepared on an accrual basis. As a result, you should view the amount of pro forma historical distributable cash flow only as a general indication of the amount of cash available to pay distributions that we might have generated had we completed this offering on January 1, 2013 or April 1, 2013.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2013 and the twelve months ended March 31, 2014, the amount of cash that would have been available for distribution to our unitholders, assuming that this offering had been completed on January 1, 2013 or April 1, 2013. Each of the adjustments reflected or presented below is explained in the footnotes to such adjustments.

USD PARTNERS LP

Unaudited Pro Forma Distributable Cash Flow

	For the Year Ended December 31, 2013	Twelve Months Ended March 31, 2014
	(in thousands, except per unit data)
Pro Forma Net Loss	$(2,253)	$(2,921)
Add:
Depreciation and amortization expense	502	504
Interest expense(1)	3,653	3,653
Other expense, net	39	169
Income tax expense	30	31

Pro Forma Adjusted EBITDA(2)	1,971	1,436
Less:
Cash interest expense(1)	(3,303)	(3,303)
Maintenance capital expenditures(3)	—	—
Expansion capital expenditures(3)	(56,114)	(67,022)
Incremental general and administrative expenses of being a publicly traded partnership(4)	(2,135)	(2,135)
Add:
Available cash and borrowings to fund expansion capital expenditures	56,114	67,022

Pro forma distributable cash flow	($3,467)	($4,002)

(1)	Interest expense and cash interest expense both include commitment fees and interest expense that would have been paid by our predecessor had our new senior secured credit agreement been in place during the period presented and we had borrowed $100.0 million under the term loan facility at the beginning of the period. Interest expense, net also includes the amortization of debt issuance costs incurred in connection with our new senior secured credit agreement. Cash interest expense excludes the amortization of debt issuance costs.
(2)	We define Adjusted EBITDA and provide a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP in “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(3)	Historically we did not necessarily distinguish between maintenance capital expenditures and expansion capital expenditures in the same manner that will be required under our partnership agreement following the closing of this offering. For purposes of this pro forma presentation, we have retroactively reclassified our total capital expenditures as either maintenance capital expenditures or expansion capital expenditures in the same manner that will be required prospectively under our partnership agreement following the closing of this offering. Based on the nature of our operations, our assets typically require minimal to no maintenance capital expenditures. Maintenance capital expenditures, as defined in our partnership agreement, are recorded in Other operating costs. For a discussion of maintenance and expansion capital expenditures, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures.”

(4)	Reflects an adjustment for estimated cash expenses associated with being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer insurance expenses; and incremental costs associated with operating our logistics assets as a growth-oriented business.

Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015

We forecast that our estimated distributable cash flow for the twelve months ending September 30, 2015 will be approximately $         million. This amount would exceed by $         million the amount of distributable cash flow we must generate to support the payment of the minimum quarterly distributions for four quarters on our common and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, for the twelve months ending September 30, 2015.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated distributable cash flow for the twelve months ending September 30, 2015, and related assumptions set forth below to substantiate our belief that we will have sufficient distributable cash flow to pay the full minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units for the twelve months ending September 30, 2015. Please read below under “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast. This forecast is a forward-looking statement and should be read together with our historical combined financial statements and accompanying notes included elsewhere in this prospectus, our unaudited pro forma combined financial statements and accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate sufficient distributable cash flow to pay the full minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units for the twelve months ending September 30, 2015. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. UHY LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, UHY LLP does not express an opinion or any other form of assurance with respect thereto. The UHY LLP report included in this registration statement relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

USD Partners LP

Estimated Distributable Cash Flow

for the Twelve Months Ending September 30, 2015

(unaudited)

	Three Months Ending				Twelve Months Ending
($ in millions)	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	September 30, 2015
Revenues:
Terminalling services(1)	$	$	$	$	$
Fleet services
Total revenues
Operating costs:
Subcontracted rail services	$	$	$	$	$
Fleet services
Pipeline fee(1)
Other operating costs(2)
Selling, general & administrative
Depreciation
Total operating costs
Operating income
Interest expense
Other expense, net
Income from continuing operations before provision for income taxes
Provision for income and withholding taxes(1)
Income from continuing operations
Discontinued operations
Net income
Plus:
Provision for income and withholding taxes(1)	$	$	$	$	$
Interest expense
Depreciation expense
Estimated Adjusted EBITDA
Less:
Provision for income and withholding taxes(1)	$	$	$	$	$
Cash interest paid, net
Maintenance capital expenditures(2)
Estimated distributable cash flow
Pro forma cash distributions:
Minimum annual distribution per unit (based on minimum quarterly distribution rate of $ per unit)
Annual distributions to:
Public common unitholders
US Development Group:
Common units
Subordinated units
General partner units
Total distributions to US Development Group
Total distributions to our unitholders and general partner at the minimum distribution rate	$	$	$	$	$
Excess (shortfall) of cash available for distribution over aggregate minimum quarterly Distributions

(1)	Does not include an aggregate of CAD $12.0 million of revenues associated with incentive payments from railroads and resulting pipeline fees and tax impacts. Please read “—Revenues—Railroad Incentive Payments.”
(2)	We record our routine maintenance expenses associated with our assets in Other operating costs, which are forecasted to be $ for the twelve months ending September 30, 2015.

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2015. While the assumptions discussed below are not all-inclusive, they include those that we believe are material to our forecasted results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate.

General Considerations

We believe that our estimated distributable cash flow for the twelve months ending September 30, 2015 will not be less than $         million. As we discuss in further detail below, the commencement of operations at our Hardisty rail terminal will result in us generating significant distributable cash flow for the twelve months ending September 30, 2015. As discussed above, we did not generate positive distributable cash flow on a pro forma basis for the year ended December 31, 2013 or the twelve months ended March 31, 2014.

We intend to pay our unitholders distributions based on the cash flow generated from both our U.S. and Canadian-based assets. The vast majority of our cash flow is projected to be generated from our Hardisty rail terminal, which is Canadian dollar denominated. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect our earnings. As a result, we have entered into certain put and call options that will be in effect during the forecast period to secure a Canadian dollar to U.S. dollar exchange rate of between 0.91 to 0.93 on     % of our forecasted Canadian dollar cash flow to substantially mitigate the impact of changes in foreign exchange rates. We have assumed for the purposes of the twelve months ending September 30, 2015 that Canadian dollars are converted into U.S. dollars at an average exchange rate of 0.91, which is the low end of the hedge mentioned above. The spot rate in effect as of                     , 2014 was             .

The following table shows the relative contribution to distributable cash flow for each of our terminals as well as our fleet services business, which represents cash flows net of items directly associated with our assets including general and administrative expenses, income and withholding taxes and maintenance capital expenditures:

	Three Months Ending				Twelve Months Ending
	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	September 30, 2015
Hardisty rail terminal	$	$	$	$	$
West Colton rail terminal
San Antonio rail terminal
Fleet services
Partnership general and administrative expenses(1)
Cash interest paid, net
Total Distributable Cash Flow	$	$	$	$	$

(1)	Represents $2.5 million administrative fee payable to USD and $2.1 million of additional general and administrative expenses associated with being a publicly traded partnership. Does not include general and administrative expenses directly associated with our assets.

The assumptions and estimates we have made to support our ability to generate the minimum estimated distributable cash flow are set forth below.

Revenues

We estimate that we will generate revenue of $         million for the twelve months ending September 30, 2015, as compared to pro forma revenue of $23.7 million for the twelve months ended March 31, 2014.

Terminalling Services.    For the twelve months ending September 30, 2015, we expect to generate approximately $         million in Terminalling services revenue. The majority of our Terminalling services revenue is associated with our Hardisty rail terminal which was not in operation in historical periods.

•

Hardisty rail terminal.    For the twelve months ending September 30, 2015, we expect to generate approximately $         million in revenue from our Hardisty rail terminal. For the twelve months ending September 30, 2015, we have assumed that approximately     % of our Hardisty rail terminalling revenues are derived from minimum monthly payments from our customers. We expect that the remaining revenue will be generated by throughput fees from barrels of crude oil loaded in excess of the minimum volume commitments, based on preliminary indications from our customers. The operations of our Hardisty rail terminal are expected to commence on June 30, 2014 and as such, there are no relevant periods to provide for comparability.

•

Railroad incentive payments.    Historically, we have received incentive payments from railroads in connection with events that are projected to increase incremental traffic on their network such as large capital projects. With respect to our Hardisty rail terminal, we have the right to receive CAD $12.0 million in gross incentive payments payable based on the number of railcars loaded. A portion of these incentive payments increases the pipeline fees payable to Gibson. We have not included in the forecast the effect of any of these incentive payments. We estimate the net impact to our distributable cash flow of these incentive payments over the next three to five years to be $         million, which is net of Canadian income and withholding taxes and the resulting increased pipeline fees to Gibson. We and our sponsor expect to seek additional incentive payments in the future.

•

West Colton rail terminal.    For the twelve months ending September 30, 2015, we expect to generate approximately $         million in revenue from our West Colton rail terminal, as compared to $             for the twelve months ended March 31, 2014. The change is primarily due to our assumption of a total of          million gallons of ethanol transloaded per month for the forecast period versus the 6.2 million gallons of ethanol per month transloaded during the twelve months ended March 31, 2014. Our projected volumes are based on the average actual volumes over the last          months and preliminary indications from our customer. We are currently in the process of seeking permits to construct an approximately one-mile pipeline directly from our West Colton rail terminal to Kinder Morgan Energy Partners, L.P.’s gasoline blending terminals, which, if approved and constructed, may result in additional long-term volume commitments and cash flows. However, we have not assumed any additional cash flow or capital expenditures associated with this project during the forecast period.

•

San Antonio rail terminal.    For the twelve months ending September 30, 2015, we expect to generate approximately $         million in revenue from our San Antonio rail terminal, as compared to $3.9 million for the twelve months ended March 31, 2014. The change is primarily due to our assumption of a total of          million gallons of ethanol transloaded per month for the forecast period versus the 13.2 million gallons of ethanol per month transloaded during the twelve months ended March 31, 2014. Our projected volumes are based on the average actual volumes over the last          months and preliminary indications of our customer.

Throughput.    Aggregate terminalling throughput is forecasted to substantially increase between the historical period and the twelve months ending September 30, 2015, primarily as a result of the expected completion and commencement of operations at our Hardisty rail terminal on June 30, 2014.

The following table compares forecasted throughput for the twelve months ending September 30, 2015, to actual volumes for the twelve months ended March 31, 2014.

	Actual Twelve Months	Forecasted Twelve Months
	Ended March 31, 2014	Ending September 30, 2015
	(Throughput in Mbpd)
Terminals
Hardisty rail terminal	0.0
West Colton rail terminal	4.8
San Antonio rail terminal	10.3

Fleet Services.    For the twelve months ending September 30, 2015, we expect to generate approximately $         million in Fleet Services revenue from lease payments from customers that lease railcars directly from us and from fees for providing fleet management services to our customers. During the twelve months ended March 31, 2014 the revenue with respect to these railcars was $             million. The increase is primarily due to the fact that most of these railcars are contracted from us in conjunction with Hardisty rail terminal services agreements and the Hardisty rail terminal was not in operation in the historical periods.

Operating Costs

We estimate that we will incur total operating costs of $         million for the twelve months ending September 30, 2015, compared to $23.0 million for the twelve months ended March 31, 2014. The increase in our forecasted operating costs as compared to the twelve months ended March 31, 2014 is primarily due to the commencement of operations at our Hardisty rail terminal.

Terminalling Services.    Operating costs associated with our Terminalling services business are comprised of labor expenses, rail service subcontracting costs, rent and utility costs and insurance premiums. Our subcontracting costs represent a large portion of our operating cost as a result of utilizing a subcontractor for in-plant rail switching and associated services at each of our terminals.

In addition, at our Hardisty rail terminal, we entered into a facilities connection agreement with Gibson whereby Gibson would construct a pipeline to provide our Hardisty rail terminal with exclusive pipeline access to Gibson’s storage terminal in exchange for a pipeline fee to Gibson. For the twelve months ending September 30, 2015, we expect to pay Gibson a pipeline fee of approximately $         million.

Fleet Services.    As part of the operating expenses related to our Fleet services business, we incur a monthly fleet service rental expense for the railcars that we have under lease. Forecasted Fleet services expenses represent contractual lease payments payable to third parties.

Selling, General and Administrative Expenses

We estimate that our total selling, general and administrative expenses will be $         million for the twelve months ending September 30, 2015 as compared to $4.9 million for the twelve months ended March 31, 2014. These expenses consist of:

•	an annual fee of $2.5 million per year that we will pay to USD under the omnibus agreement for the provision of various centralized administrative services for our benefit;

•

approximately $2.1 million of incremental annual expenses as a result of being a separate publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations, activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, independent director compensation, and incremental costs associated with operating our assets as a growth-oriented business; and

•	approximately $ million in direct general and administrative expenses associated with our terminals, which we forecast based on historical expenses, existing contracts and management estimates.

Canadian Income and Withholding Taxes

Our income earned in Canada by our Canadian subsidiaries will be subject to Canadian income taxes at statutory rate of     %. Furthermore, our Canadian subsidiaries will be required to withhold and remit Canadian withholding taxes equal to     % on any dividends paid to us, subject to possible reduction under any applicable income tax treaty or convention. The Canadian subsidiaries are direct wholly-owned subsidiaries of a Luxembourg Societe a Responsabilite Limitee (SARL). As such, we are of the view that the Canada-Luxembourg Treaty applies to the extent that dividends are paid by the Canadian subsidiaries to a SARL.

We have assumed a combined Canadian federal/provincial corporate income tax rate of     % on our income earned in Canada during the forecast period. We have also assumed that no Canadian distributions (such as dividends) will be made to the non-resident parent companies during the forecast period, and therefore no applicable withholding tax will be payable, as we anticipate that all of the cash flow generated by our Canadian subsidiaries will be used to repay borrowings under the $100.0 million term loan (fully drawn in Canadian dollars). We expect to repay approximately CAD $             of borrowings under our term loan during the twelve months ending September 30, 2015.

Depreciation Expense

We estimate that depreciation expense will be approximately $         million for the twelve months ending September 30, 2015, compared to $0.5 million for the twelve months ended March 31, 2014. We have assumed a straight-line depreciation method over the expected life of each of our facilities. Depreciation expense is expected to increase due to completion of the construction of the Hardisty rail terminal.

Financing

We estimate that interest expense for the twelve months ending September 30, 2015 will be approximately $         million based on the following assumptions:

•

We will enter into a new $300.0 million senior secured credit agreement comprised of a $200.0 million revolving credit facility and a $100.0 million term loan (borrowed in Canadian dollars). Borrowings under the credit agreement bear interest based on pre-determined pricing grids that allow us to choose between base rate loans or LIBOR rate loans. We assume that there will be $         million in average borrowings under the term loan and $         million in average borrowings under the revolving credit facility during the forecast period.

•

Our interest expense will include annual commitment fees associated with undrawn capacity on our revolving credit facility, as well as the amortization of estimated deferred issuance costs incurred in connection with our new senior secured credit agreement; and

•	We will remain in compliance with the financial and other covenants in our new senior secured credit agreement.

Capital Expenditures

We do not forecast incurring any maintenance capital expenditures during the twelve months ending September 30, 2015, and we did not incur any maintenance capital expenditures during the twelve months ended March 31, 2014. Based on the nature of our operations, our assets typically require minimal to no maintenance capital expenditures. We record our routine maintenance expenses associated with our assets in Other operating costs, which are forecasted to be $         for the twelve months ending September 30, 2015. For the twelve months ending September 30, 2015, we are not currently projecting any growth capital expenditures. Our total growth capital expenditures for the twelve months ended March 31, 2014 were $67.0 million and were primarily in connection with the construction of our Hardisty rail terminal. We have not included any future acquisitions in our budgeted capital expenditures for the twelve months ending September 30, 2015.

Regulatory, Industry and Economic Factors

Our forecast of estimated Adjusted EBITDA for the twelve months ending September 30, 2015, is based on the following significant assumptions related to regulatory, industry and economic factors:

•

Our third-party customers and our sponsor will not default under or terminate any of our commercial agreements, or reduce, suspend or terminate their obligations thereunder, nor will any events occur that would be deemed a force majeure event under such agreements;

•

there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the refining or transportation and logistics industries in which we operate that will be materially adverse to our business;

•	there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets;

•	there will not be a shortage of skilled labor; and

•	there will not be any material adverse changes in the refining industry, the transportation and logistics sector or market, or overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, on or about the last day of each of February, May, August and November, beginning with either the quarter in which the closing of this offering occurs or the following quarter (as set forth elsewhere in this prospectus), we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from and including the closing date of this offering through December 31, 2014 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including cash reserves for our future capital expenditures and anticipated future debt service requirements subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to unitholders and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2.0% of all quarterly distributions from inception that we make prior to our liquidation. This general partner interest will be represented             by general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2.0% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48.0%, of the cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The maximum distribution of 48.0% does not include any distributions that our general partner or its affiliates may receive on common, subordinated or general partner units that they own. Please read “— General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) issuances of equity securities and (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or commodity hedge contract will be amortized over the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners; or

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans);

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of terminals and railcars from USD or third parties and the construction or development of new terminals or additional capacity at our existing rail terminals to the extent such capital expenditures are expected to expand our operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Expansion capital expenditures are not included in operating expenditures and thus will not reduce operating surplus.

Maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace of terminals. Maintenance capital expenditures are included in operating expenditures and thus will reduce operating surplus.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but that are not expected to expand our operating capacity or operating income over the long term.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Conversion to Common Units

General

Our partnership agreement provides that, while any subordinated units remain outstanding, the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” prior to their conversion into common units. The subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, while the subordinated units are outstanding, there will be available cash to be distributed on the common units.

The subordinated units will convert into common units on a one-for-one basis in separate, sequential tranches as described below. Each tranche will be comprised of 20.0% of the subordinated units outstanding immediately following this offering. A separate tranche will convert on each business day occurring on or after October 1, 2015 (but not more than once in any twelve-month period), provided that on such date the following conditions are satisfied:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $         (the annualized minimum quarterly distribution) for the four quarter period immediately preceding that date;

•

the adjusted operating surplus generated during the four quarter period immediately preceding that date equaled or exceeded the sum of $         (the annualized minimum quarterly distribution) on all of the common units, subordinated units and general partner units outstanding during that period on a fully diluted basis; and

•	there are no arrearages in the payment of the minimum quarterly distribution on the common units.

For each successive tranche, the four quarter period specified in the first and second bullet above must commence after the four quarter period applicable to any prior tranche of subordinated units.

If more than one person owns our subordinated units, our general partner will determine which subordinated units will be converted on each conversion date.

Conversion upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner;

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet of the definition of operating surplus); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods.

Distributions from Operating Surplus While Any Subordinated Units are Outstanding

If we make a distribution of cash from operating surplus for any quarter while any subordinated units remain outstanding, our partnership agreement requires we make the distribution in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions from Operating Surplus After All Subordinated Units have Converted into Common Units

If we make a distribution from operating surplus for any quarter after all subordinated units have converted into common units, our partnership agreement requires that we make the distribution in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their over-allotment option to purchase additional common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. Our general partner may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights at any time.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will make additional distributions from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations from Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest that our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution Per Unit Target Amount		Marginal Percentage Interest in Distributions
			Unitholders	General Partner
Minimum Quarterly Distribution		$	98.0%	2.0%
First Target Distribution	above $	up to $	98.0%	2.0%
Second Target Distribution	above $	up to $	85.0%	15.0%
Third Target Distribution	above $	up to $	75.0%	25.0%
Thereafter		above $	50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

USD Group LLC, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments to our general partner would be set. If USD Group LLC transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that USD Group LLC holds all of the incentive distribution rights at the time that a reset election is made. USD Group LLC’s right to reset the target distribution levels upon which the incentive distributions payable to USD Group LLC are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding, and after we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the target distribution levels prior to the reset such that USD Group LLC will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that USD Group LLC would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by USD Group LLC of incentive distribution payments based on the target cash distributions prior to the reset, USD Group LLC will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights received by USD Group LLC for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter. In addition, our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that USD Group LLC would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the amount of cash distributions received by USD Group LLC in respect of its incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter. USD Group LLC would be entitled to receive distributions in respect of these common units pro rata in subsequent periods.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of our incentive distribution rights.

Because a reset election can only occur after all subordinated units have converted into common units, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and our general partner at various distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $        .

	Quarterly Distribution Per Unit Prior to Reset		Marginal Percentage Interest in Distributions
			Common Unitholders	General Partner Interest	Incentive Distribution Rights	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution		$	98.0%	2.0%				$ (1)
First Target Distribution	above $	up to $	98.0%	2.0%		above $	0	up to $ (2)
Second Target Distribution	above $	up to $	85.0%	2.0%	13.0%	above $	(2)	up to $ (3)
Third Target Distribution	above $	up to $	75.0%	2.0%	23.0%	above $	(3)	up to $ (4)
Thereafter		above $	50.0%	2.0%	48.0%			above $ (4)

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders, our general partner and the holders of our incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be             common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $         per quarter for the quarter prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Common Unitholders Prior to Reset	Cash Distribution to General Partner and Our Sponsor Prior to Reset				Total Distributions
				Common Units	2.0% General Partner Interest	Incentive Distribution Rights	Total
Minimum Quarterly Distribution		$	$	$	$	$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter		above $

			$	$	$	$	$	$

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders, the general partner and the holders of our incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be             common units outstanding, our general partner has maintained its 2.0% general partner interest, and the distribution to each common unit would be $        . The number of common units issued as a result of the reset was calculated by dividing (x)             as the amount received by the general partner in respect of its incentive distribution rights for the quarter prior to the reset as shown in the table above, by (y) the cash distributions made on each common unit for the quarter prior to the reset as shown in the table above, or $        .

	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Common Unitholders Prior to Reset	Cash Distribution to General Partner and Our Sponsor After Reset				Total Distributions
				Common Units	2.0% General Partner Interest	Incentive Distribution Rights	Total
Minimum Quarterly Distribution		$	$	$	$	$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter		above $

			$	$	$	$	$	$

USD Group LLC will be entitled to cause the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

• thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 2.0% to our general partner and 48.0% to the holder of our incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the initial unit price, as described below under “—Distributions of Cash Upon Liquidation”;

•	the number of general partner units comprising the general partner interest; and

•	the arrearages in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or are otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of cash for that quarter, plus our general partner’s estimate of our aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by unitholders for their units in this offering, which we refer to as the “initial unit price” for each unit. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be distributable cash flow to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs while any subordinated units remain outstanding, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of:

(1)	the initial unit price;

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)	any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1)	the initial unit price; and

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•

fifth, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of our incentive distribution rights, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of our incentive distribution rights for each quarter of our existence;

•

sixth, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of our incentive distribution rights, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of our incentive distribution rights for each quarter of our existence;

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of our incentive distribution rights.

The percentages set forth above are based on the assumption that USD Group LLC has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after all subordinated units have converted into common units, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs while any subordinated units remain outstanding, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•

first, 98.0% to the holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after all subordinated units have converted into common units, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, while any subordinated units remain outstanding, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as of the dates indicated, selected historical combined financial and operating data of our Predecessor and summary pro forma combined financial and operating data of USD Partners LP.

Our Predecessor consists of the assets, liabilities and results of operations of the wholly owned subsidiaries of USD that operate our Hardisty rail terminal, our San Antonio rail terminal, our West Colton rail terminal and that manage our railcar fleet. These subsidiaries will be conveyed to us in connection with this offering. Our Predecessor also includes the membership interests in five subsidiaries of USD which operated crude oil rail terminals that were sold in December 2012. The results of operations of these subsidiaries are reflected in our Predecessor’s summary historical combined financial and operating data as discontinued operations.

The selected historical combined financial and operating data of our Predecessor as of and for the years ended December 31, 2012 and 2013 are derived from the audited combined financial statements of our Predecessor included elsewhere in this prospectus. The selected historical combined financial and operating data of our Predecessor as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 are derived from the unaudited combined financial statements of our Predecessor included elsewhere in this prospectus.

The selected pro forma combined financial data presented in the following table for the year ended December 31, 2013 and as of and for the three months ended March 31, 2014, respectively, are derived from the unaudited pro forma combined financial data included elsewhere in this prospectus. The pro forma combined financial data assumes that the transactions to be effected at the closing of the offering and described under “Summary — Formation Transactions” had taken place on March 31, 2014, in the case of the pro forma balance sheet, and on January 1, 2013, in the case of the pro forma statement of operations for the year ended December 31, 2013 and the three months ended March 31, 2014. These transactions primarily include, and the pro forma financial data give effect to, the following:

•

USD Group LLC’s contribution to us of all of our initial assets and operations, including the Hardisty rail terminal, the San Antonio rail terminal, the West Colton rail terminal and our fleet services business;

•	our entry into a new $300.0 million senior secured credit agreement comprised of a $200.0 million revolving credit facility (undrawn) and a $100.0 million term loan (fully drawn in Canadian dollars);

•

the issuance of              common units to the public,              general partner units and the incentive distribution rights to our general partner, and              common units and              subordinated units to USD Group LLC in connection with this offering; and

•	the application of the $ million in net proceeds from this offering and borrowings under our new term loan as described in “Use of Proceeds.”

The pro forma combined financial data does not give effect to the estimated $2.1 million in incremental annual general and administrative expenses that we expect to incur as a result of being a publicly traded partnership.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical combined financial statements of our Predecessor and the notes thereto and our unaudited pro forma combined financial statements and the notes thereto, in each case included elsewhere in this prospectus. Among other things, those historical and pro forma combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of USD in the periods for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	USD Partners LP Predecessor				USD Partners LP Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2013	2012	2014	2013	2013	2014
	(in thousands)
			(unaudited)		(unaudited)
Statement of Operations
Revenues:
Terminalling services	$7,130	$8,703	$1,578	$1,777	$7,130	$1,578
Fleet services	14,769	15,969	2,629	5,995	14,769	2,629
Freight and other reimbursables	4,402	203	1,278	289	4,402	1,278

Total revenues	26,301	24,875	5,485	8,061	26,301	5,485
Operating Costs:
Subcontracted rail services(1)	1,898	1,847	480	469	1,898	480
Fleet services	13,572	15,964	2,174	5,687	13,572	2,174
Freight and other reimbursables	4,402	203	1,278	289	4,402	1,278
Selling, general and administrative	4,458	3,240	1,419	983	4,458	1,419
Depreciation	502	490	126	124	502	126

Total operating costs	24,832	21,744	5,477	7,552	24,832	5,477

Operating income	1,469	3,131	8	509	1,469	8
Interest expense	3,241	2,050	943	768	3,653	904
Other expense, net	39	—	130	—	39	130

Income (loss) from continuing operations before provision for income taxes	(1,811)	1,081	(1,065)	(259)	(2,223)	(1,026)
Provision for income taxes	30	26	6	5	30	6

Income (loss) from continuing operations	(1,841)	1,055	(1,071)	(264)	(2,253)	(1,032)
Discontinued operations:
Income from discontinued operations	948	65,204	225	271
Gain on sale from discontinued operations	7,295	394,318	—	3,778

Net income (loss)	$6,402	$460,577	$(846)	$3,785

General partner’s interest in net income (loss)
Limited partner’s interest in net income (loss)
Common units
Subordinated units
Net income (loss) per limited partner unit
Common units
Subordinated units

Statement of Cash Flows
Net cash provided by (used in) operating activities	$9,239	$1,798	$(1,067)	$(1,495)
Net cash used in investing activities	(56,114)	(773)	(13,776)	(2,868)
Net cash provided by (used in) financing activities	44,885	(25,227)	(6,969)	10,730
Net cash provided by discontinued operations	5,168	25,687	26,748	1,023

Operating Information
Average daily terminal throughput (bpd)	15,533	15,871	13,905	15,444

Non-GAAP Measures
Adjusted EBITDA	$1,971	$3,621	$134	$633	$1,971	$134

	As of December 31,		As of March 31,
	2013	2012	2014
	(in thousands)
			(unaudited)
Balance Sheet
Property and equipment, net	$61,364	$7,881	$73,167
Total assets	107,268	58,934	96,372
Total liabilities	104,665	45,548	118,712
Owner’s equity (deficit)	2,603	13,386	(22,340)

(1)	Represents costs incurred for the offloading of railcars at the West Colton and San Antonio rail terminals by independent contractors pursuant to offloading service agreements. We pay a fixed, monthly fee under these agreements and an additional rate for each hour in excess of a monthly threshold.

Non-GAAP Financial Measures

We define Adjusted EBITDA as net income attributable to our Predecessor or us before the following items: depreciation and amortization, interest and other income, interest and other expense and discontinued operations. Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	our operating performance as compared to those of other companies in the midstream sector, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income attributable to our Predecessor or us and cash flow from operating activities. Adjusted EBITDA should not be considered an alternative to net income attributable to our Predecessor or us, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income attributable to our Predecessor or us, and these measures may vary among other companies. As a result, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of Adjusted EBITDA to net income attributable to our Predecessor or us and cash flow from operating activities, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	USD Partners LP Predecessor Combined				USD Partners LP Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2013	2012	2014	2013	2013	2014
	(in thousands)
			(unaudited)		(unaudited)
Reconciliation of Net Income (Loss) Attributable to Our Predecessor or Us to Adjusted EBITDA
Net income (loss)	$6,402	$460,577	$(846)	$3,785	$(2,253)	$(1,032)
Income tax expense	30	26	6	5	30	6
Interest expense	3,241	2,050	943	768	3,653	904
Depreciation	502	490	126	124	502	126
Other expense, net(1)	39	—	130	—	39	130
Discontinued operations	(8,243)	(459,522)	(225)	(4,049)

Adjusted EBITDA	$1,971	$3,621	$134	$633	$1,971	$134

Reconciliation of Net Cash Flows Provided by (Used in) Operating Activities to Adjusted EBITDA
Net cash provided by (used in) operating activities	$9,239	$1,798	$(1,067)	$(1,495)
Income tax expense	30	26	6	5
Interest expense	3,241	2,050	943	768
Other expense, net	39	—	130	—
Amortization of deferred financing costs	(1,420)	(1,216)	(450)	(322)
Change in operating assets and liabilities	(9,158)	963	572	1,677

Adjusted EBITDA	$1,971	$3,621	$134	$633

(1)	Represents foreign exchange transactional expenses associated with our Hardisty rail terminal.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the historical combined financial statements and notes of our Predecessor and our pro forma combined financial data included elsewhere in this prospectus. Among other things, those historical combined financial statements and pro forma combined data include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a fee-based, growth-oriented master limited partnership formed by USD to acquire, develop and operate energy-related rail terminals and other high-quality and complementary midstream infrastructure assets and businesses. Our initial assets consist primarily of: (i) an origination crude-by-rail terminal in Hardisty, Alberta, Canada with capacity to load up to two, 120-railcar unit trains per day and (ii) two destination unit train-capable ethanol rail terminals in San Antonio, Texas and West Colton, California, with a combined capacity of approximately 33,000 bpd. Our rail terminals provide critical infrastructure allowing our customers to transport energy-related products from multiple supply regions to multiple demand markets. In addition, we provide railcar services through the management of a railcar fleet consisting of approximately 3,910 railcars, as of June 1, 2014, that are committed to customers on a long-term basis. We generate substantially all of our Adjusted EBITDA and distributable cash flow by charging fixed fees for handling energy-related products and providing related services. We do not take ownership of the underlying commodities that we handle nor do we receive any payments from our customers based on the value of such commodities. Rail transportation of energy-related products provides efficient and flexible access to key demand markets on a relatively low fixed-cost basis, and as a result has become an important part of North American midstream infrastructure.

How We Generate Revenue

We manage our business in two reportable segments: the Terminalling services segment and the Fleet services segment.

Terminalling Services Segment

We generate substantially all of our Adjusted EBITDA and distributable cash flow by charging fixed fees for handling energy-related products and providing related services. We do not take ownership of the underlying products that we handle nor do we receive any payments from our customers based on the value of such products. Thus, we have no direct exposure to risks associated with fluctuating commodity prices, although these risks could indirectly influence our activities and results of operations over the long term.

Hardisty Rail Terminal Services Agreements.    We have entered into terminal services agreements with seven high-quality counterparties, including major integrated oil companies, refiners, marketers, distributors and our sponsor. Substantially all of the terminalling capacity at our Hardisty rail terminal is contracted under multi-year, take-or-pay terminal services agreements subject to inflation-based escalators. Furthermore, approximately 84% of the contracted utilization at our Hardisty rail terminal is contracted with subsidiaries of five investment grade companies, including major integrated oil companies, refiners and marketers. All of these counterparties are obligated to pay a minimum monthly commitment fee and can load a maximum allotted number of unit trains. If a customer loads fewer unit trains in any given month than its maximum allotted number, that customer will pay us a minimum monthly payment commitment fee but will also receive a six-month credit that will allow our customers to load the unutilized unit trains, subject to availability. We will receive a per-barrel fee on any volumes handled in excess of the customers maximum allowed volume. If a force majeure event occurs, a customer’s obligation to pay us may be suspended, in which case the length of the contract term will be extended by the same duration as the force majeure event. Each of the terminal services agreements with our Hardisty rail terminal customers has an initial contract term of five years commencing on the start of operations, which is expected to be on June 30, 2014.

San Antonio and West Colton Rail Terminal Services Agreements.    We have entered into terminal services agreements with a subsidiary of an investment grade company for our San Antonio rail terminal and our West Colton rail terminal pursuant to which that customer pays us per gallon fees based on the amount of ethanol offloaded at the terminals. The San Antonio terminal services agreement will expire in August 2015, at which point the agreement will automatically renew for two subsequent three-year terms unless notice is provided by our customer. The current agreement entitles the customer to 100% of the terminal’s capacity, subject to our right to seek additional customers if minimum volume usage thresholds are not met. Our San Antonio rail terminal is located within five miles from San Antonio’s gasoline blending terminals and is the only ethanol rail terminal in a 20-mile radius. The West Colton terminal services agreement has been in place since November 2009 and is terminable at any time by either party. Our West Colton rail terminal is located less than one mile from gasoline blending terminals that supply the greater San Bernardino and Riverside County-Inland Empire region of Southern California and is the only ethanol rail terminal in a five-mile radius. We are currently in the process of seeking permits to construct an approximately one-mile pipeline directly from our West Colton rail terminal to Kinder Morgan Energy Partners, L.P.’s gasoline blending terminals, which, if approved and constructed, may result in additional long-term volume commitments and cash flows.

Fleet Services Segment

We manage a railcar fleet consisting of 3,910 railcars as of June 1, 2014, of which 1,125 railcars are in production or on order. We lease 814 railcars directly and have entered into agreements with affiliates of USD to manage the remaining 3,096 railcars in our fleet that are leased by such affiliates. We have entered into master fleet services agreements with a number of our rail terminal customers for the use of our leased railcars and service of our leased and managed railcars on a take-or-pay basis for periods ranging from five to nine years. Under these agreements, we provide our customers with railcar-specific fleet services associated with the transportation of liquid hydrocarbons, which may include, among other things, the provision of relevant administrative and billing services, the maintenance of railcars in accordance with standard industry practice and applicable law, the management and tracking of the movement of railcars, the regulatory and administrative reporting and compliance as required in connection with the movement of railcars, and in the case of our leased railcar fleet, the negotiation for and sourcing of railcars. We typically charge our customers monthly fees per railcar that include a component for railcar use (if applicable) and a component for fleet services. As of June 1, 2014, these agreements had a weighted remaining life of approximately 7.1 years.

We also contract with railroads on behalf of some of our customers to arrange the movement of railcars from our Hardisty rail terminal to the destinations selected by our customers. We are the contracting party with the railroads for these shipments, and are responsible to the railroads for the related fees charged by the railroads, for which we are reimbursed by our customers. Both the fees charged by the railroads to us and the reimbursement of these fees by our customers are included in our combined statements of income and comprehensive income in the revenues and operating costs line items entitled “Freight and other reimbursables.”

How We Evaluate Our Operations

Our management uses a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) volumes; (ii) Adjusted EBITDA and distributable cash flow; and (iii) operating and maintenance expenses. We define Adjusted EBITDA and distributable cash flow below.

Volumes

The amount of Terminalling services revenue we generate depends on minimum customer commitments and volumes of crude oil and biofuels that we throughput at our rail terminals in excess of those minimum commitments. These volumes are primarily affected by the supply of and demand for crude oil, refined products and biofuels in the markets served directly or indirectly by our assets. Although our customers at our Hardisty rail terminal have committed to minimum volumes under their terminal services agreements with us that will generate the vast majority of our Terminalling services revenue, our results of operations will be impacted by:

•	our customers’ utilization of our terminals in excess of their minimum volume commitments;

•	our ability to identify and execute accretive acquisitions and organic expansion projects, and capture our customers’ incremental volumes; and

•

our ability to renew contracts with existing customers, enter into contracts with new customers, increase customer commitments and throughput volumes at our rail terminals and provide additional ancillary services at those terminals.

Adjusted EBITDA and Distributable Cash Flow

We define Adjusted EBITDA as net income attributable to our Predecessor before the following items: depreciation and amortization, interest and other income, interest and other expense and discontinued operations. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as Adjusted EBITDA less net cash interest paid, Canadian income and withholding taxes and maintenance capital expenditures, to analyze our performance. Distributable cash flow will not reflect changes in working capital balances. Adjusted EBITDA and distributable cash flow are non-GAAP, supplemental financial measures used by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	our operating performance as compared to those of other companies in the midstream sector, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income attributable to our Predecessor and cash flow from operating activities. Adjusted EBITDA should not be considered an alternative to net income attributable to our Predecessor, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income attributable to our Predecessor, and these measures may vary among other companies. As a result, Adjusted EBITDA may not be comparable to similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to net income attributable to our Predecessor and net cash flows provided by operating activities, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Operating and Maintenance Expenses

Our management seeks to maximize the profitability of our operations by effectively managing operating and maintenance expenses. Given that we will generate a vast majority of our Adjusted EBITDA and distributable cash flow from our newly constructed Hardisty rail terminal, which is expected to be completed on June 30, 2014, we do not expect to incur capital expenditures to maintain our assets and associated cash flow. We record our routine maintenance expense associated with our assets in Other operating costs. Our operating and maintenance expenses are comprised primarily of repairs and maintenance expenses, subcontracted rail expenses, utility costs, insurance premiums and related property taxes. In addition, our expenses also include the cost of leasing railcars from third-party railcar suppliers and the shipping fees charged by railroads, which costs are generally passed through to our customers. Our expenses generally remain relatively stable but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses.

Factors That May Impact Future Results of Operations

Demand for Rail Transportation of Crude Oil and Biofuels

U.S. and Canadian crude oil production has increased significantly in recent years. We expect this trend to continue as the U.S. Energy Information Administration (EIA) estimates that total U.S. crude oil production will grow 47.1% from 2012 to 2020. Similarly, the Canadian Association of Petroleum Producers (CAPP) estimates that total Canadian production of crude oil will grow 49.6% over the same time period. High-growth production areas in North America are often located at significant distances from refining centers, creating constantly evolving regional imbalances, which require the expedited development of flexible and sustainable transportation solutions. The extensive existing rail network, combined with rail transportation’s relatively low capital and fixed costs compared to other transportation alternatives, has strategically positioned rail as a long-term alternative transportation solution to the growing and evolving energy infrastructure needs. In the event that additional pipeline capacity is constructed, or crude oil production decreases significantly, demand for transportation of crude oil by rail may be impacted.

Due to corrosion concerns unique to biofuels such as ethanol, the long-haul transportation of biofuels via multi-product pipelines is less efficient and less economical than rail. Rail also helps aggregate fragmented ethanol production across the country, which, due to expected changes in environmental and gasoline blending regulations, we expect will play a more pervasive role in the fuel for transportation market over time. In the event that dedicated pipelines are constructed, or additional technologies are developed to allow for more economical transportation of biofuels on multi-product pipelines, demand for transportation of biofuels by rail may be impacted.

Please read “Industry Overview” for additional information on the demand for rail transportation of crude oil and biofuels.

Supply and Demand for Crude Oil and Refined Products

The volume of crude oil and biofuels that we handle at our terminals and the number of railcars we provide and perform railcar-specific fleet services for ultimately depends on refining and blending margins. Refining and blending margins are dependent mostly upon the price of crude oil or other refinery feedstocks and the price of refined products. These prices are affected by numerous factors beyond our control, including the global supply and demand for crude oil and gasoline and other refined products. The supply of crude oil will depend on numerous factors, including commodity pricing, improvements in extractive technology, environmental regulation and other factors. In the near-term, we expect supply and demand for crude oil and biofuels to remain stable. We believe that our Adjusted EBITDA and distributable cash flow will not be materially impacted in the near term because of our multi-year take-or-pay terminal services agreements. However, our ability to grow through expansion or acquisitions and our ability to renew or extend our terminal services agreements could be impacted by a long-term reduction in supply or demand.

Regulatory Environment

Our operations are subject to federal, state, and local laws and regulations relating to the protection of health and the environment, including laws and regulations that govern the handling of crude oil and other liquid hydrocarbon materials. Additionally, we are subject to regulations governing railcar design and evolving regulations pertaining to the shipment of liquid hydrocarbons by rail, although our master fleet services agreements allow us to pass any costs associated with complying with new railcar regulations to our customers. Please read “Business—Environmental Regulation.” Similar to other industry participants, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate, and upgrade equipment and facilities. Our master fleet services agreements generally obligate our customers to pay for modifications and other required repairs to our leased and managed railcar fleet. However, we cannot assure that we will successfully be able to pass all such regulatory costs on to our customers. While changes in these laws and regulations could indirectly affect Adjusted EBITDA and distributable cash flow, we believe that consumers of our services are, as a result, placing additional value on utilizing established and reputable third-party providers to satisfy their rail terminalling and logistics needs, which will allow us to increase market share relative to customer-owned operations or smaller operators that lack an established track record of safety and regulatory compliance.

Acquisition Opportunities

We plan to pursue strategic acquisitions that complement our existing assets and that will provide attractive returns to our unitholders. We intend to acquire high-quality and complementary midstream infrastructure assets and businesses from both USD as well as third parties. Furthermore, we believe our industry relationships and market knowledge will allow us to effectively target and consummate potentially accretive third-party acquisitions. We intend to pursue these opportunities both independently and jointly with USD. At the closing of this offering, we will enter into an omnibus agreement with USD, pursuant to which USD will grant us a right of first offer on the Hardisty Phase II and Hardisty Phase III projects for a period of seven years after the closing of this offering. Please read “Business—Our Assets and Operations—Hardisty Phase II and Phase III Expansions.” USD will also grant us a right of first offer during this seven-year period on any additional midstream infrastructure assets and businesses that it may develop, construct or acquire. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.” However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our distributable cash flow.

Interest Rate Environment

The credit markets recently have experienced near-record lows in interest rates. As the overall economy strengthens, it is likely that monetary policy will tighten to counter possible inflation, resulting in higher interest rates. Should interest rates rise, our financing costs would increase accordingly. This could affect our ability to access the debt capital markets to the extent we may need to in the future to fund our growth. Additionally, as with other yield-oriented securities, our unit price will be impacted by the level of our cash distributions and an associated implied distribution yield. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and, as such, a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, or increase the cost of issuing equity. However, we expect that our cost of capital would remain competitive, as our competitors would face similar circumstances.

Factors Affecting the Comparability of Our Financial Results

Our future results of operations will not be comparable to our Predecessor’s historical results of operations for the reasons described below.

Hardisty Operations and Discontinued Operations

Our Predecessor’s historical results of operations include revenues and expenses related to (i) the construction of our Hardisty rail terminal, (ii) the operation of our San Antonio and West Colton rail terminals and (iii) our railcar fleet services throughout North America. Our Predecessor’s historical results of operations do not include revenues from the Hardisty rail terminal as it is not expected to be operational until June 30, 2014. Costs incurred in the Predecessor periods with respect to the Hardisty rail terminal are primarily related to pre-operational activities. In addition, our results of operations for the fiscal year ended December 31, 2012 include five subsidiaries of USD which operated crude oil rail terminals that were sold in December 2012. The results of operations of these subsidiaries are reflected in our Predecessor’s summary historical combined financial and operating data as discontinued operations.

Selling, General and Administrative Costs

Our Predecessor’s historical results of operations include a $1.2 million management fee each year for the West Colton and San Antonio rail terminals. In addition, our historical selling, general and administrative costs include certain expenses allocated by our sponsor for corporate costs including insurance, professional fees, facilities, information services, human resources and other support departments, as well as direct expenses. These allocated expenses were charged or allocated to us primarily on the basis of direct usage when identifiable, with the remainder allocated evenly across the number of operating subsidiaries or allocated based on budgeted volumes or projected revenues. Following the closing of this offering, our sponsor will charge us for the management and operation of our assets, including an annual fee of approximately $2.5 million for the provision of various centralized administrative services and allocated general and administrative costs and expenses incurred by them on our behalf.

We expect to incur approximately $             million in direct general and administrative expenses associated with our terminals, which we forecast based on historical expenses, existing contracts and management estimates. We also expect to incur additional general and administrative expenses of approximately $2.1 million annually as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. These additional general and administrative expenses are not reflected in our historical or our pro forma financial statements.

Canadian Income and Withholding Tax Expense

Prior to this offering, we were included in our sponsor’s consolidated U.S. federal income tax return, in which we were treated as an entity disregarded as separate from our sponsor for income tax purposes. Following the closing of this offering, we will be treated as a partnership for U.S. federal income tax purposes, with each partner being separately taxed on its share of taxable income; therefore, there will be no U.S. federal income tax expense in our financial statements. However, our Hardisty rail terminal will be subject to Canadian income and withholding taxes that result from taxable and cash flow distributions income generated by our Canadian operations and certain distributions from our Canadian subsidiaries. We anticipate paying income taxes on our Canadian income at a rate of     % and will be required to pay withholding taxes on cash distributed to us from our Canadian subsidiaries at a rate of     %. We initially do not anticipate paying withholding taxes as we intend to use cash flows generated in Canada to repay our $100.0 million term loan (borrowed in Canadian dollars).

Financing

Historically, our operations were financed by cash generated from operations and intercompany loans from our sponsor. In connection with this offering, we intend to enter into a new five-year $300.0 million senior secured credit agreement comprised of a $100.0 million term loan (borrowed in Canadian dollars) and a $200.0 million revolving credit facility, which can expand to $300.0 million proportionately as the term loan principal is reduced. The revolving credit facility can be expanded further by $100.0 million, subject to receipt of additional lender commitments. The revolving credit facility will be undrawn at closing and available for working capital and other general partnership purposes. Please read “—Liquidity and Capital Resources.”

We anticipate using our cash flows generated in Canada initially to repay borrowings under our term loan and anticipate making equivalent borrowings under our revolving credit facility to fund distributions to our unitholders. Following repayment of the term loan and absent the incurrence of additional Canadian debt, we anticipate distributing Canadian cash flows to partially fund distributions to our unitholders.

Cash Distributions

At the closing of this offering, we intend to make minimum quarterly distributions of $         per common unit ($         per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our partnership agreement requires that, on or about the last day of each of February, May, August and November, beginning with either the quarter in which the closing of this offering occurs or the following quarter, we distribute all of our available cash to unitholders of record on the applicable record date. Please read “The Offering—Cash distributions” and “Cash Distribution Policy and Restrictions on Distributions” for additional information regarding our cash distributions contained elsewhere in this registration statement.

Results of Operations

The following table sets forth our results of operations for the periods indicated.

	Year Ended December 31,		Quarter Ended March 31,
	2013	2012	2014	2013
	(in thousands)
			(unaudited)
Revenues:
Terminalling services	$7,130	$8,703	$1,578	$1,777
Fleet services	14,769	15,969	2,629	5,995
Freight and other reimbursables	4,402	203	1,278	289

Total revenues	26,301	24,875	5,485	8,061

Operating costs:
Subcontracted rail services(1)	1,898	$1,847	480	469
Fleet services	13,572	15,964	2,174	5,687
Freight and other reimbursables	4,402	203	1,278	289
Selling, general & administrative	4,458	3,240	1,419	983
Depreciation	502	490	126	124

Total operating costs	24,832	21,744	5,477	7,552

Operating Income	1,469	3,131	8	509
Interest expense	3,241	2,050	943	768
Other expense, net	39	—	130	—

Income (loss) from continuing operations before provision for income taxes	(1,811)	1,081	(1,065)	(259)
Provision for income taxes	30	26	6	5

Income (loss) from continuing operations	$(1,841)	$1,055	$(1,071)	$(264)

Average daily terminal throughput (bpd)	15,533	15,871	13,905	15,444

(1)	Represents costs incurred for the offloading of railcars at the West Colton and San Antonio rail terminals by independent contractors pursuant to offloading service agreements. We pay a fixed, monthly fee under these agreements and an additional rate for each hour in excess of a monthly threshold.

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues

Total revenues increased $1.4 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012 primarily due to an increase in Freight and other reimbursables revenues of $4.2 million, offset by a decrease of $1.6 million in Terminalling services revenue and a decrease in $1.2 million in Fleet services revenue.

Terminalling services.    Terminalling services revenue decreased $1.6 million, primarily due to (i) a decrease in average daily terminal throughput volumes of 338 bpd from 15,871 bpd for the year ended December 31, 2012 to 15,533 bpd for the year ended December 31, 2013 and (ii) a decrease in average realized rates per gallon of $0.006 from $0.036 for the year ended December 31, 2012 to $0.030 for the year ended December 31, 2013. The decrease in average realized rates was primarily attributable to a reduction in the rates payable at our San Antonio rail terminal as a result of a rate concession negotiated with our customer in August 2012.

Fleet services.    Fleet services revenue decreased $1.2 million, primarily due to a decrease in railcar lease payments from customers, which payments, together with our obligations to make rental payments to the owners of the railcars, were assigned to an affiliate of US Development Group. The assignment of these lease payments does not impact our Adjusted EBITDA and distributable cash flow or net income as these lease payments were historically offset by our rental payments to the owners of the railcars.

Freight and other reimbursables.    Freight and other reimbursables revenues increased $4.2 million, primarily due to an increase in customer reimbursement of railroad freight fees incurred in connection with an increase in the number of railcars and shipments which we arranged for our customers primarily in connection with the expected start-up of our Hardisty rail terminal. Freight and other reimbursables revenues were exactly offset by Freight and other reimbursables costs payable to the railroads.

Operating Costs

Total operating costs increased $3.1 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012.

Subcontracted rail services.    Subcontracted rail services costs remained flat for the year ended December 31, 2013 as compared to the year ended December 31, 2012, as these costs are generally fixed.

Fleet services costs.    Fleet services costs decreased $2.4 million, from $16.0 million for the year ended December 31, 2012 to $13.6 million for the year ended December 31, 2013, primarily due to the assignment of railcar leases to an affiliate of USD.

Freight and other reimbursables costs.    Freight and other reimbursables costs increased $4.2 million from $0.2 million for the year ended December 31, 2012 to $4.4 million for the year ended December 31, 2013 primarily due to an increase in railroad freight costs payable by us for arranging the shipment of railcars on behalf of our customers, which costs were exactly offset and reimbursed by our customers and reflected in Freight and other reimbursables revenues.

Selling, general and administrative.    Selling, general and administrative expenses increased from $3.2 million for the year ended December 31, 2012 to $4.5 million for the year ended December 31, 2013, primarily as a result of pre-operational costs associated with the Hardisty rail terminal, an increase in insurance costs related to fleet services and increased direct general and administrative charges.

Depreciation.     Depreciation expense was flat at $0.5 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012.

Quarter ended March 31, 2014 compared to quarter ended March 31, 2013

Revenues

Total combined revenues decreased $2.6 million in the quarter ended March 31, 2014 compared to the quarter ended March 31, 2013 primarily due to a decrease in Fleet services revenues of $3.4 million and a decrease in Terminalling services revenues of $0.2 million, partially offset by an increase in Freight and other reimbursables revenues of $1.0 million.

Terminalling services.    Terminalling services revenue decreased $0.2 million primarily due to a decrease in ethanol volumes handled at the West Colton and San Antonio rail terminals.

Fleet services.    Fleet services revenues decreased $3.4 million primarily due to a decrease in railcar lease payments from customers, which payments, together with our obligations to make rental payments to the owners of the railcars, were assigned to an affiliate of USD. The assignment of these lease payments does not impact our Adjusted EBITDA and cash available for distribution or net income as these lease payments were historically offset by our rental payments to the owners of the railcars.

Freight and other reimbursables.    Freight and other reimbursables revenues increased $1.0 million primarily due to an increase in customer reimbursement of railroad freight fees incurred in connection with an increase in the number of railcars and shipments which we arranged for our customers, primarily in connection with the expected start-up of our Hardisty rail terminal. Freight and other reimbursables revenues were exactly offset by freight and other reimbursables costs payable to the railroads USD. Please read “—How We Generate Revenue—Fleet Services Segment” for a discussion of how we lease and provide railcar management fleet services.

Operating Costs

Total operating costs decreased $2.1 million in the quarter ended March 31, 2014 compared to the quarter ended March 31, 2013.

Subcontracted rail services.    Subcontracted rail services costs remained flat in the quarter ended March 31, 2014 compared to the quarter ended March 31, 2013, as these costs are generally fixed.

Fleet services.    Fleet services costs decreased $3.5 million, from $5.7 million in the quarter ended March 31, 2013, to $2.2 million in the quarter ended March 31, 2014, primarily due to the assignment of railcar leases to an affiliate of USD and the assignment of railcar leases associated with the sale of five subsidiaries of USD to a third party in December 2012.

Freight and other reimbursables.    Freight and other reimbursables costs increased $1.0 million from $0.3 million in the quarter ended March 31, 2013, to $1.3 million in the quarter ended March 31, 2014, primarily due to an increase in railroad freight costs payable by us for arranging the shipment of railcars on behalf of our customers, which costs were exactly offset and reimbursed by our customers and reflected in Freight and other reimbursables revenues.

Selling, general and administrative.    Selling, general and administrative expenses increased from $1.0 million in the quarter ended March 31, 2013, to $1.4 million in the quarter ended March 31, 2014, primarily as a result of pre-operational costs associated with the Hardisty rail terminal.

Depreciation.    Depreciation expense was flat at $0.1 million in the quarter ended March 31, 2014 as compared to the quarter ended March 31, 2013.

Liquidity and Capital Resources

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time and the costs to construct new assets, and to service our debt. Historically, our operations were financed by cash generated from operations and intercompany loans from our sponsor.

We expect our ongoing sources of liquidity following this offering to include cash generated from operations, borrowings under our new revolving credit facility, and issuances of additional debt and equity securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements, long-term capital expenditure requirements and to make quarterly cash distributions. In addition, we intend to retain a significant portion of the proceeds from this offering as cash on our balance sheet to fund potential future growth initiatives and general partnership purposes.

Cash Flows

The following table and discussion presents a summary of our Predecessor’s combined net cash provided by operating activities, investing activities and financing activities for the periods indicated.

	Year Ended December 31,		Quarter Ended March 31,
	2013	2012	2014	2013
	(in thousands)
			(unaudited)
Net cash provided by (used in):
Operating activities	$9,239	$1,798	$(1,067)	$(1,495)
Investing activities	(56,114)	(773)	(13,776)	(2,868)
Financing activities	44,885	(25,227)	(6,969)	10,730
Discontinued operations	5,168	25,687	26,748	1,023
Effect of exchange rates on cash	(1,498)	(5)	(6)	(116)

Net increase in cash and cash equivalents	$1,680	$1,480	$4,930	$7,274

Operating Activities

Net cash provided by operating activities increased by $7.4 million from $1.8 million for the year ended December 31, 2012 to $9.2 million for the year ended December 31, 2013. The increase was primarily due to an increase in construction-related retention payables at the Hardisty rail terminal, as well as an increase in deferred revenues associated with the railcar fleet.

Net cash used in operating activities decreased by $0.4 million from $(1.5) million for the quarter ended March 31, 2013 to $(1.1) million in the quarter ended March 31, 2014. The decrease was primarily due to a decrease in net income, partially offset by an increase with respect to net changes to working capital.

Investing Activities

Net cash used in investing activities increased by $55.3 million from $0.8 million for the year ended December 31, 2012 to $56.1 million for the year ended December 31, 2013. The increase was primarily due to capital expenditures made in association with the development of the Hardisty rail terminal.

Net cash used in investing activities increased by $10.9 million from $2.9 million for the quarter ended March 31, 2013 to $13.8 million for the quarter ended March 31, 2014. The increase was primarily due to capital expenditures made in association with the development of the Hardisty rail terminal.

Financing Activities

Net cash provided by (used in) financing activities increased by $70.1 million from $(25.2) million for the year ended December 31, 2012 to $44.9 million for the quarter ended December 31, 2013. The increase was primarily due to an intercompany loan from USD to fund the development of the Hardisty rail terminal.

Net cash provided by (used in) financing activities decreased by $17.7 million from $10.7 million for the quarter ended March 31, 2013 to $(7.0) million for the quarter ended March 31, 2014. The decrease was primarily due to an increase in distributions to USD, partially offset by an increase in intercompany borrowings.

Discontinued Operations

Net cash provided by discontinued operations decreased by $20.5 million from $25.7 million for the year ended December 31, 2012 to $5.2 million in the year ended December 31, 2013. The decrease was primarily due to the sale of five subsidiaries of USD in December 2012.

Net cash provided by discontinued operations increased by $25.7 million from $1.0 million for the quarter ended March 31, 2013 to $26.7 million in the quarter ended March 31, 2014. The increase was primarily due to the release of sale proceeds previously held in escrow related to discontinued operations.

Capital Requirements

Our historical capital expenditures have primarily consisted of the costs to construct our assets. Our operations are expected to require investments to expand, upgrade or enhance existing operations and to meet environmental and operational regulations.

Our partnership agreement will require that we categorize our capital expenditures as either expansion capital expenditures, maintenance capital or investment capital expenditures.

•

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long-term. Examples of expansion capital expenditures include the acquisition of terminals, rail lines and railcars or other complementary midstream assets from USD or third parties and the construction or development of new terminals or additional capacity at our existing rail terminals to the extent such capital expenditures are expected to expand our operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is disposed of or abandoned.

•

Maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair and refurbish our terminals.

•

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures will largely consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but that are not expected to expand our operating capacity or operating income over the long term.

Our historical accounting records did not differentiate between expansion, maintenance and investment capital expenditures. We do not forecast incurring any maintenance capital expenditures during the twelve months ending September 30, 2015, and we did not incur any maintenance capital expenditures during the twelve months ended March 31, 2014. Based on the nature of our operations, our assets typically require minimal to no maintenance capital expenditures. We record our routine maintenance expenses associated with our assets in Other operating costs, which are forecasted to be $             for the twelve months ending September 30, 2015. For the twelve months ending September 30, 2015, we are not currently projecting any growth capital expenditures. Our total growth capital expenditures for the twelve months ended March 31, 2014 were $67.0 million and were primarily in connection with the construction of our Hardisty rail terminal. We currently have not included any potential future acquisitions in our budgeted capital expenditures for the twelve months ending September 30, 2015. We expect to fund future capital expenditures from cash on our balance sheet, cash flow generated from our operations, borrowings under our revolving credit facility, the issuance of additional partnership units or debt offerings.

Distributions

We intend to pay a minimum quarterly distribution of $         per unit per quarter, which equates to $         million per quarter, or $         million per year, based on the number of common, subordinated and general partner units to be outstanding immediately after completion of this offering. Although our partnership agreement requires that we distribute all of our available cash each quarter, we do not have a legal obligation to distribute any particular amount per common unit. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Credit Agreement

In connection with this offering, we will enter into a new five-year, $300.0 million senior secured credit agreement comprised of a $200.0 million revolving credit facility and a $100.0 million term loan (borrowed in Canadian dollars) with Citigroup Global Markets Inc., as administrative agent, and a syndicate of lenders.

Our revolving credit facility will be available for working capital, capital expenditures, permitted acquisitions and general corporate purposes, including distributions. As the term loan is paid off, availability equal to the amount of the term loan pay-down will be transferred from the term loan to the revolving credit facility automatically, ultimately increasing availability on the revolving credit facility to $300.0 million once the term loan is fully repaid. In addition, we also have the ability to increase the maximum amount of the revolving credit facility by an aggregate amount of up to $100.0 million, to a total facility size of $400.0 million, subject to receiving increased commitments from lenders or other financial institutions and satisfaction of certain conditions. The revolving credit facility includes a $20.0 million sublimit for standby letters of credit and a $20.0 million sublimit for swingline loans. Obligations under the revolving credit facility will be guaranteed by our restricted subsidiaries, and will be secured by a first priority lien on our assets and those of our restricted subsidiaries other than certain excluded assets. Borrowings under the senior secured credit agreement will bear interest at either a base rate plus an applicable margin ranging from     % to     %, or at LIBOR plus an applicable margin ranging from     % to     %. The applicable margin, as well as a commitment fee on the revolving credit facility, ranging from     % per annum to     % per annum on unused commitments, will vary based upon our net leverage ratio, as defined in the credit agreement.

The term loan will be used to fund a distribution to USD and the term loan will be guaranteed by USD and USD Group LLC. The term loan will not be subject to any scheduled amortization. Mandatory prepayments of the term loan will be required from certain non-ordinary course asset sales subject to customary exceptions and reinvestment rights.

The new senior secured credit agreement contains affirmative and negative covenants that, among other things, limit or restrict our ability and the ability of our restricted subsidiaries to incur or guarantee debt, incur liens, make investments, make restricted payments, engage in business activities, engage in mergers, consolidations and other organizational changes, sell, transfer or otherwise dispose of assets or enter into burdensome agreements or enter into transactions with affiliates on terms that are not arm’s length.

Additionally, we will be required to maintain the following financial ratios, each tested on a quarterly basis for the immediately preceding four quarter period then ended (or such shorter period as shall apply, on an annualized basis). The revolving credit agreement generally prohibits us from making cash distributions (subject to certain exceptions) except so long as no default exists or would be caused thereby, we may make cash distributions to unitholders up to the amount of our available cash (as defined in our partnership agreement).

The credit agreement contains events of default, including, but not limited to (and subject to grace periods in certain circumstances), the failure to pay any principal, interest or fees when due, failure to perform or observe any covenant contained in the credit agreement or related documentation, any representation or warranty made in the agreements or related documentation being untrue in any material respect when made, default under certain material debt agreements, commencement of bankruptcy or other insolvency proceedings, certain changes in our ownership or the ownership of our general partner and material judgments or orders. Upon the occurrence and during the continuation of an event of default under the agreements, the lenders may, among other things, terminate their commitments, declare any outstanding loans to be immediately due and payable and/or exercise remedies against us and the collateral as may be available to the lenders under the agreements and related documentation or applicable law.

Borrowings under our revolving credit facility and the term loan are subject to a number of customary conditions, including the negotiation, execution and delivery of definitive documentation and the closing of this offering.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to off-balance sheet arrangements relating to various operating leases and railcar lease agreements, whereby we have agreed to assign payment and obligations to affiliates of USD that are not consolidated with us. We have also entered into agreements to provide administrative services to these special purpose entities for fixed servicing fees and reimbursement of out-of-pocket expenses. The purpose of these transactions is to remove the risk of non-payment by our railcar lessees from negatively impacting our financial condition and results of operations. For more information on these special purpose entities see the discussion of our relationship with the variable interest entities described in Note 5 to our Predecessor’s combined financial statements for years ended December 31, 2012 and 2013 included elsewhere in this prospectus. Liabilities related to these arrangements are generally not reflected in our combined balance sheets and, we do not expect any material impact on our cash flows, results of operations or financial condition as a result from these off-balance sheet arrangements.

Related party sales to the special purpose entities were $1.0 million and $0 during the years ended December 31, 2013 and 2012, respectively. These sales are recorded in Fleet services—related party on the accompanying combined statements of income and comprehensive income.

Related party deferred revenues from the special purpose entities were $1.0 million and $0 during the years ended December 31, 2013 and 2012, respectively, which are recorded in Deferred revenue—related party on the accompanying combined balance sheets.

Credit Risk

Our exposure to credit risk may be affected by the concentration of customers due to changes in economic or other conditions. Customers include commercial and industrial enterprises that may react differently to changing conditions. We believe that our credit-review procedures, loss reserves, customer deposits and collection procedures have adequately provided for amounts that may be uncollectible in the future.

Contractual Cash Obligations and Other Commitments

In the ordinary course of business activities, we enter into a variety of contractual cash obligations and other commitments. The following table summarizes the significant contractual cash obligations as of December 31, 2013:

	Payments Due by Year
	Total	2014	2015	2016	2017	2018	2019
	(in thousands)
Operating services agreements(1)	$2,012	$1,768	$244	$—	$—	$—	$—
Operating leases(2)	17,389	12,283	4,929	87	90	—	—
Purchase obligations(3)	22,944	22,944	—	—	—	—	—
Loan due to affiliate(4)	50,991	50,991	—	—	—	—	—

Total	$93,336	$87,986	$5,173	$87	$90	$—	$—

(1)	These future obligations represent labor service agreements at our rail terminal facilities.
(2)	Future land, building, track, and railcar lease payments.
(3)	Expected future payments for construction services at the Hardisty rail terminal.
(4)	Unsecured non-interest bearing loan facility with USD for the construction and operation of the Hardisty rail terminal.

Critical Accounting Policies and Estimates

The following discussion relates to the critical accounting policies and estimates for both USD Partners LP and our Predecessor. Our combined financial statements are prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The preparation of combined financial statements requires management to make judgments, assumptions and estimates based on the best available information at the time. The following accounting policies are considered critical because they are important to the portrayal of our financial condition and results, and involve a higher degree of complexity and judgment on the part of management. Actual results may differ based on the accuracy of the information utilized and subsequent events, some over which we may have little or no control. Significant estimates by management include the estimated lives of depreciable property and equipment, recoverability of long-lived assets, and the allowance for doubtful accounts.

Depreciation

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which range from 5 to 20 years. We assign asset lives based on reasonable estimates when an asset is placed into service. We periodically evaluate the estimated useful lives of our property and equipment and revise our estimates as appropriate.

Impairment of Long-lived Assets

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. A long-lived asset is considered impaired when the sum of the estimated, undiscounted future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset. Factors that indicate potential impairment include: a significant decrease in the market value of the asset, operating or cash flow losses associated with the use of the asset, and a significant change in the asset’s physical condition or use.

When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, estimates of future undiscounted cash flows take into account possible outcomes and probabilities of their occurrence. If the carrying amount of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the long-lived asset.

Revenue Recognition

Revenues are derived from railcar loading and offloading services for bulk liquid products including crude oil, biofuels, and related products, as well as sourcing railcar fleets and related logistics and maintenance services. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the buyer’s price is fixed or determinable and collectability is reasonably assured. In accordance with FASB ASC 605, Revenue Recognition, the Predecessor records revenues for Fleet services on a gross basis when the Predecessor is deemed the primary obligor for the services. The Predecessor also records its revenues from reimbursable costs on a gross basis as reimbursements for out-of-pocket expenses included in revenues and operating costs.

Revenues for Terminalling services are recognized when provided based on the contractual rates related to throughput volumes. Certain agreements contain “take-or-pay” provisions whereby we are entitled to a minimum throughput fee. We recognize these minimum fees when the customer’s ability to make up the minimum volume has expired, in accordance with the terms of these agreements. Revenue for Fleet services and related party administrative services is recognized ratably over the contract period. Revenue for reimbursable costs is recognized as the costs are incurred. Our Predecessor has deferred revenues for amounts collected from customers in its Fleet services segment, which will be recognized as revenue when earned pursuant to contractual terms. Our Predecessor has prepaid rent associated with these deferred revenues on its railcar leases, which will be recognized as expense when incurred.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We do not take title to the crude oil, biofuels or related products that we handle at our facilities. We do not intend to hedge the minimal exposure to risks associated with the fluctuating commodity prices.

Interest Rate Risk

We anticipate that our new credit agreement will contain a variable interest rate that exposes us to volatility in interest rates. The credit markets have recently experienced historical lows in interest rates. As the overall economy strengthens, it is possible that monetary policy will tighten further, resulting in higher interest rates to counter possible inflation. Interest rates on floating rate credit facilities and future debt offerings could be higher than current levels, causing our financing costs to increase accordingly. We may use derivative instruments to hedge our exposure to variable interest rates in the future.

Foreign Currency Risk

Our cash flow related to our Hardisty rail terminal is reported in the U.S. dollar equivalent of such amounts received in Canadian dollars. Monetary assets and liabilities of our Canadian subsidiaries are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Revenues, expenses and cash flow are translated using the average exchange rate during the reporting period.

In addition, currency exchange rate fluctuations could have an adverse effect on our results of operations. A substantial majority of the cash flows from our initial assets will be generated in Canadian dollars, but we intend to make distributions to our unitholders in U.S. dollars. As such, a portion of our distributable cash flow will be subject to currency exchange rate fluctuations between U.S. dollars and Canadian dollars. For example, if the Canadian dollar weakens significantly, the corresponding distributable cash flow in U.S. dollars could be less than what is necessary to pay our minimum quarterly distribution.

We intend to use certain financial instruments to minimize the impact of changes in currency exchange rates, including options, swaps and forward contracts. In May 2014 we entered into a collar using put and call options with a notional value of $37.2 million as of the time of execution. These put and call options pertain to the three months ending December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015. The collar was executed to secure $37.2 million Canadian dollars at an exchange rate range of between 0.91 and 0.93 United States dollars to 1.00 Canadian dollar.

INDUSTRY OVERVIEW

U.S. and Canadian crude oil production has increased significantly in recent years. We expect this trend to continue as the EIA estimates that total U.S. crude oil production will grow 47.1% from 2012 to 2020. Similarly, the CAPP estimates that total Canadian production of crude oil will grow 49.6% over the same time period.

Crude Oil Production (MMbpd)

Canada	United States

Source: CAPP	Source: EIA

High-growth production areas in North America are often located at significant distances from refining centers, creating constantly evolving regional imbalances, which require the expedited development of flexible and sustainable transportation solutions. The extensive existing rail network, combined with rail transportation’s relatively low capital and fixed costs compared to other transportation alternatives, has strategically positioned rail as a long-term alternative transportation solution to the growing and evolving energy infrastructure needs.

Crude Oil Flows to U.S. Refining Centers

Source: EIA

Additionally, with an increasing supply of crude oil production, refinery throughput has increased by over 1.0 million bpd since 2009 and, as a result, refined product exports have similarly increased.

U.S. Refining Throughput and Utilization	U.S. Petroleum Product Exports (MMbpd)

Source: EIA

The Role of Rail in the Energy Industry

Railroads are an integral and indispensable part of the North American transportation system, serving nearly every industrial, wholesale, retail and resource-based sector while providing safe, efficient, flexible and low-cost transportation service. The rail industry continues to gain market share over other forms of transportation due to infrastructure upgrades and technological improvements as well as increases in track, railcar capacity and significantly improving logistical efficiency and system velocity. Particularly as it relates to crude oil, the North

American railroad network is more geographically extensive than the crude oil pipeline network, with nearly 140,000 miles of track representing more than double the 57,000 miles of crude oil pipelines in the United States.

North America Crude Pipeline Network	North America Rail Network

Source: CAPP	Source: CAPP

This extensive footprint has strategically positioned rail transportation as a sustainable transportation solution to meet the growing and evolving demands of the energy industry, including but not limited to:

•

Access to areas without existing or easily accessible transportation infrastructure.    Many of the emerging producing regions, such as the Western Canadian oil sands, have concentrated production in areas with either limited or virtually no existing cost-effective takeaway capacity. The extensive existing rail infrastructure network provides efficient takeaway capacity to these producing regions and access to multiple demand centers.

•

Faster deployment.    Rail terminals can be constructed at a fraction of the time required to lay a long-haul pipeline, providing a timely solution to meet new and evolving market demands. Relative to rail, new pipeline construction faces challenges such as lengthier build times and environmental permitting processes, geographic constraints and, in some cases, the lack of required political support.

•

Flexibility to deliver to different end markets.    Unlike pipelines, which typically transport product to a single demand market, rail offers producers and shippers access to many of the most advantageous demand centers throughout North America, enabling producers and shippers to obtain competitive prices for their products and to retain the flexibility to determine the ultimate destination until the time of transportation.

•

Comprehensive solution for refiners.    Rail provides refiners flexible access to multiple qualities and grades of crude oil (feedstock) from multiple production sources. Additionally, as refinery output grows, rail provides refiners access to the most attractive refined petroleum products and NGL markets.

•

Faster delivery to demand markets.    Rail can transport energy-related products to end markets much faster than pipelines, trucks or waterborne tankers. While a pipeline can take 30-45 days to transport crude oil to the Gulf Coast from Western Canada, unit trains can move crude oil along a similar path in approximately nine days.

•

Reduced shipper commitment requirements.    Whereas all of the pipeline transportation fee is typically subject to long-term shipper commitments, only a portion of rail transportation costs require long-term shipper commitments (railroads are typically contracted on a spot basis). Consequently, pipeline customers bear greater risk of shifts in regional price differentials and the location of demand markets.

•

Reduced shipper transportation cost.    Rail provides shippers significant operating cost advantages, particularly in situations where either (i) the amount of diluent required for the transportation of crude oil by pipeline is high, which is generally the case for production from the Canadian oil sands, or (ii) multiple modes of transportation are required to reach a particular end market.

North American Class I Crude Oil Carloads by Quarter (in thousands)

Source: AAR, Statistics Canada. Q4 2013 estimate based on first three quarters annualized

Given the above benefits of rail transportation, and in combination with similar market dynamics in other energy-related products, rail has either established itself, or has the potential to be established, as a preferred mode of transportation for the energy industry:

•

Refined Petroleum Products.    Rail transport provides refiners complementary cost-efficient takeaway capacity to end markets. As an example, rail transportation could provide a solution for the otherwise deficient takeaway capacity for refined petroleum products out of the midcontinent into more profitable markets.

•

Biofuels.    Due to corrosion concerns unique to biofuels such as ethanol, the long-haul transportation of biofuels via multi-product pipelines is less efficient and less economical than rail. Additionally, rail helps aggregate highly-fragmented ethanol production across the country to efficiently serve end markets.

•

Natural Gas Liquids (NGLs).    Rail is utilized to move NGLs from processing facilities and refineries (which produce NGLs as a byproduct of the refining process) with limited takeaway capacity to fractionation facilities and export terminals.

•

Frac Sand / Proppant.    With the boom of the production of shale oil, frac sand has become increasingly important around high growth production regions. Since transportation expenses represent a large portion of frac sand costs, producers favor rail transport due to its lower costs versus other forms of transportation such as trucking.

•	Coal. More than 70% of coal is currently delivered to power plants by rail.

Safety and Regulation

Historically, railroads have had an excellent transportation safety record. According to the Association of American Railroads (AAR), railroads delivered more than 2.47 million carloads of hazardous materials in 2012, with approximately 99.998% of hazardous material carloads reaching destination without a release caused by an accident. Additionally, rail hazardous material accident rates have declined approximately 91% since 1980. However, a number of high-profile accidents have led to an increased focus on rail safety and regulation.

The rail industry has been aggressively working to improve the safety of crude oil transport. For example, the AAR Tank Car Committee, which is comprised of railcar owners, manufacturers and rail hazardous materials customers, petitioned the Pipeline and Hazardous Materials Safety Administration (PHMSA) to adopt stringent requirements for new railcars used to transport certain types of hazardous materials, including crude oil. These tougher standards call for thicker, more puncture resistant railcar shells, extra protective “head shields” at both ends of railcars and enhanced protection for the fittings on the top of a railcar to protect those fittings in the event of a railcar rollover. Transport Canada, the Canadian transportation regulatory body, has also proposed similar standards.

In January 2014, the National Transportation Safety Board issued a series of recommendations in coordination with the Transportation Safety Board of Canada. These recommendations to the Federal Railroad Association and PHMSA would require:

•	expanded hazardous materials route planning for railroads to avoid populated and other sensitive areas;

•

development of an audit program to ensure that rail carriers that carry petroleum products have adequate response capabilities to address worst-case discharges of the entire quantity of product carried on a train; and

•	audits of shippers and rail carriers to ensure the proper classification of hazardous materials in transport and that adequate safety and security plans are in place.

In February 2014, the Department of Transportation (DOT) issued an order, effective immediately, imposing stricter standards on the transport of crude oil from the Bakken region by rail. The new requirements include proper testing and classification of petroleum products prior to being offered into transportation.

The DOT also agreed in February 2014 to a number of voluntary safety measures proposed by the AAR, including lower speed limits for crude oil trains traveling in high-risk areas, redirecting trains around high-risk areas, and implementing improved braking mechanisms.

In April 2014, Transport Canada announced its intentions to require more robust railcars, effectively mandating the current AAR enhanced railcar design, for the transportation of hazardous materials in Canada within a three-year time period.

In May 2014, the DOT issued an order requiring railroads to notify State Emergency Response Commissions in each state in which they operate trains transporting more than one million gallons of Bakken crude oil. This notification must include details related to the number of trains moving through each location each week and the various train travel routes. In that same month, the DOT also issued a separate safety advisory urging offerors and carriers of Bakken crude oil to avoid using older legacy DOT-111 railcars for the shipment of Bakken crude oil. The DOT, also in May 2014, sent its proposed, comprehensive rulemaking package for updating railcar standards to the White House Office of Management and Budget for review. The proposed rulemaking package is anticipated to be issued to the public for comment in late summer of 2014.

In addition to the rules imposed by regulatory bodies, the railroads also plan to implement a number of safety-focused policies. Most notably, Canadian National Railway and Canadian Pacific have adopted pricing structures that charge more for crude oil shipped using legacy DOT 111 railcars, creating an economic incentive for shippers to utilize the more expensive, DOT-111 railcars that meet newer safety standards.

We believe that the increased focus on safety and reliability of crude-by-rail operations will shift new business from customers, and opportunities from railroads, to crude-by-rail industry participants with a track record of safety and experience relative to less established industry participants. Additionally, we expect that producers, marketers and refiners will be less likely to develop crude-by-rail terminal infrastructure in-house given its non-core nature and the additional regulatory and safety exposure. We believe that we are ideally positioned to take advantage of these trends.

BUSINESS

Overview

We are a fee-based, growth-oriented master limited partnership formed by USD to acquire, develop and operate energy-related rail terminals and other high-quality and complementary midstream infrastructure assets and businesses. Our initial assets consist primarily of: (i) an origination crude-by-rail terminal in Hardisty, Alberta, Canada with capacity to load up to two, 120-railcar unit trains per day and (ii) two destination unit train-capable ethanol rail terminals in San Antonio, Texas and West Colton, California, with a combined capacity of approximately 33,000 barrels per day (bpd). Our rail terminals provide critical infrastructure allowing our customers to transport energy-related products from multiple supply regions to multiple demand markets. In addition, we provide railcar services through the management of a railcar fleet consisting of approximately 3,910 railcars, as of June 1, 2014, that are committed to customers on a long-term basis. We generate substantially all of our Adjusted EBITDA and distributable cash flow by charging fixed fees for handling energy-related products and providing related services. We do not take ownership of the underlying commodities that we handle nor do we receive any payments from our customers based on the value of such commodities. Rail transportation of energy-related products provides efficient and flexible access to key demand markets on a relatively low fixed-cost basis, and as a result, has become an important part of North American midstream infrastructure.

The following table provides a summary of our initial assets:

Terminal Name	Location	Designed Capacity (Bpd)		Commodity Handled	Primary Customers	Terminal Type
Hardisty rail terminal	Alberta, Canada	~172,629	(1)	Crude Oil	Producers/Refiners /Marketers	Origination
San Antonio rail terminal	Texas, U.S.	20,000		Ethanol	Refiners/Blenders	Destination
West Colton rail terminal	California, U.S.	13,000		Ethanol	Refiners/Blenders	Destination

		205,629

(1)	Based on two 120-railcar unit trains comprised of 31,800 gallon (approximately 757 barrels) railcars being loaded at 95% of volumetric capacity per day. Actual amount of crude oil loading capacity may vary based on factors including the size of the unit trains, the size, type and volumetric capacity of the railcars utilized and the type and specifications of crude oil loaded, among other factors.

We generate the vast majority of our Adjusted EBITDA and distributable cash flow in connection with providing crude oil terminalling services at our Hardisty rail terminal. Substantially all of the capacity at our Hardisty rail terminal is contracted under multi-year, take-or-pay terminal services agreements. Furthermore, approximately 84% of the contracted utilization at our Hardisty rail terminal is with subsidiaries of five investment grade companies including major integrated oil companies, refiners and marketers. Each of the terminal services agreements with our Hardisty rail terminal customers has an initial contract term of five years commencing on the start of operations, which is expected to be on June 30, 2014. Additionally, each of these agreements is subject to inflation-based rate escalators and all but one agreement has automatic renewal provisions. In addition to terminalling services, we provide customers access to railcars under fleet services agreements which commit customers to railcars and fleet management services on a take-or-pay basis for periods ranging from five to nine years. These agreements are generally executed in conjunction with commitments to use our rail terminals.

One of our key strengths is our relationship with our sponsor, USD. USD is an independent, growth-oriented developer, builder, operator and manager of energy-related infrastructure and was among the first companies to successfully develop the hydrocarbon-by-rail concept. USD has developed, built and operated 14 unit train-capable origination and destination terminals with an aggregate capacity of over 730,000 bpd. Ten of these terminals were subsequently divested in multiple transactions. From January 2006 through May 2014, USD has loaded and/or handled through its terminal network a total of over 75 MMbbls of crude oil and over 72 MMbbls of ethanol. Furthermore, USD has a nationally recognized safety record with no reportable spills at any of its terminals since its inception.

USD currently has several major growth projects underway, including the development of strategically located destination and origination rail terminals for crude oil and other energy-related products. Please read “—Our Assets and Operations—Hardisty Phase II and Phase III Expansions.” At the closing of this offering, we will enter into an omnibus agreement with USD, pursuant to which USD will grant us a right of first offer on the Hardisty Phase II and Hardisty Phase III projects for a period of seven years after the closing of this offering. USD will also grant us a right of first offer during this seven-year period on any additional midstream infrastructure assets and businesses that it may develop, construct or acquire.

USD intends for us to be its primary growth vehicle in North America. We intend to strategically expand our business by acquiring energy-related rail terminals and other high-quality and complementary midstream infrastructure assets and businesses from both USD and third parties. We also intend to grow organically by opportunistically pursuing growth projects and enhancing the profitability of our assets. We believe that USD’s successful project development and operating history, safety track record and industry relationships will allow us to execute our growth strategy.

Our Competitive Strengths

We believe that we are well positioned to capitalize on trends in our industry because of the following competitive strengths:

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Our relationship with USD.    USD intends for us to be its primary growth vehicle in North America. We believe that USD, as the owner of a     % limited partner interest, a 2.0% general partner interest and all of our incentive distribution rights, will be motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our business through, for example, the following:

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Acquisition opportunities from a proven developer of unit train-capable rail terminals.    USD was among the first companies to successfully develop the hydrocarbon-by-rail concept. USD has developed, built and operated 14 unit train-capable origination and destination terminals with an aggregate capacity of over 730,000 bpd. USD currently has several major growth projects underway, including multiple expansion projects at our Hardisty rail terminal and the development of other strategically located destination and origination rail terminals for crude oil and other energy-related products. Please read “—Our Assets and Operations—Hardisty Phase II and Phase III Expansions.”

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Market knowledge and industry relationships.    We believe that USD is an experienced innovator in the North American hydrocarbon-by-rail business and that its unique understanding of logistics and energy market trends as well as insights into business opportunities in our industry will help us identify, evaluate and pursue commercially attractive growth initiatives, which may include the acquisition of assets from our sponsor or third parties, the construction of new assets or the organic expansion of existing facilities. In addition, USD has established strong, long-standing relationships within the energy industry, which we believe will help us to grow and expand our business by creating opportunities with new customers and identifying new markets.

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Longstanding strategic relationships with the railroads.    USD has extensive relationships with the railroads and is a significant revenue generator for several of them. We believe these relationships and the volume of business USD does with the railroads will enable us to quickly identify and access strategic locations to grow our business.

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Access to an experienced leadership team.    USD’s senior management team has an average of over 25 years of experience in the energy, transportation, railroad, refining, commodities trading, logistics and financial industries. Additionally, USD’s team has a demonstrated track record of sourcing and executing growth projects, as well as significant expertise with the financial, tax and legal structures required to effectively pursue acquisitions.

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Strong safety record.    USD has a nationally recognized record for safety. Its tradition of excellence in safety has been recognized by the National Safety Council, which has awarded USD its Superior Safety Performance Award, among others, for nine consecutive years from 2006 to 2014. USD also received three consecutive Stewardship Awards from Burlington Northern Santa Fe Railway for having zero incidents involving a hazardous spill or release. Additionally, it recently received the Safe Shipper Award from Canadian Pacific Railways. USD has loaded and/or handled through its terminal network a total of over 147 MMbbls of liquid hydrocarbons with no reportable spills as defined by the U.S. Department of Transportation (DOT) Pipeline and Hazardous Materials Safety Administration (PHMSA) at any of its terminals since its inception.

•

Strategically located assets.    Our initial assets are located in critical supply and demand centers. Our Hardisty rail terminal offers strategic and flexible access to most North American refining markets to producers in Alberta’s Crude Oil Basin through the Hardisty hub. The Hardisty hub is one of the major crude oil supply centers in North America, serving as a large aggregation center for various grades of Canadian crude oil, and is an origination point for crude oil export pipelines to the United States. Our Hardisty rail terminal is the only unit train-capable crude-by-rail terminal located in the Hardisty hub and is ideally positioned to benefit from the continued growth in Western Canadian oil sands production, which has increased from 1.2 MMbpd in 2008 to 2.0 MMbpd in 2013 and is expected to reach 3.2 MMbpd by 2020 according to CAPP. Our San Antonio rail terminal is located within five miles of San Antonio’s gasoline blending terminals and is the only ethanol rail terminal in a 20-mile radius. Our West Colton rail terminal is located less than one mile from gasoline blending terminals that supply the greater San Bernardino and Riverside County-Inland Empire region of Southern California and is the only ethanol rail terminal in a five-mile radius.

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Stable and predictable cash flows.    Substantially all of the capacity at our Hardisty rail terminal is contracted under multi-year, take-or-pay agreements. Approximately 84% of the contracted utilization at our Hardisty rail terminal is with subsidiaries of five investment grade companies. Each of the terminal services agreements with our Hardisty rail terminal customers has an initial term of five years commencing on the start of operations, which is expected to be on June 30, 2014, and includes automatic renewal provisions and inflation-based rate escalators.

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Financial flexibility.    In connection with this offering, we intend to enter into a new $300.0 million senior secured credit agreement comprised of a $100.0 million term loan (drawn in Canadian dollars) and a $200.0 million revolving credit facility, which can expand to $300.0 million proportionately as the term loan principal is reduced. The revolving credit facility can be expanded further by $100.0 million, subject to receipt of additional lender commitments. The revolving credit facility will be undrawn at closing of this offering. In addition, we intend to retain a significant portion of the proceeds from this offering as cash on our balance sheet to fund potential future growth initiatives and general partnership purposes. We believe that this liquidity, combined with access to debt and equity capital markets, will provide us significant financial flexibility to execute our growth strategy effectively, efficiently and at competitive terms.

Our Business Strategies

Our primary business objective is to increase the quarterly cash distribution we pay to our unitholders over time. We intend to accomplish this objective by executing the following business strategies:

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Generate stable and predictable fee-based cash flows.    Substantially all of the Adjusted EBITDA and distributable cash flow we expect to generate is attributable to multi-year, take-or-pay agreements. We intend to continue to seek stable and predictable cash flows by executing fee-based agreements with existing and new customers.

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Pursue accretive acquisitions.    We intend to pursue strategic and accretive acquisitions of energy-related rail terminals and high-quality and complementary midstream infrastructure assets and businesses from

USD and third parties. We will consistently evaluate and monitor the marketplace to identify acquisitions within our existing geographies and in new regions that may be pursued independently or jointly with USD.

•

Pursue organic growth initiatives.    We intend to pursue organic growth projects and seek operational efficiencies that complement, optimize or improve the profitability of our assets. For example, we are currently in the process of seeking permits to construct a pipeline directly from our West Colton rail terminal to local gasoline blending terminals, which if approved and constructed, may result in additional long-term volume commitments and cash flows.

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Maintain a conservative capital structure.    We intend to maintain a conservative capital structure which, when combined with our focus on stable, fee-based cash flows, should afford us efficient and effective access to capital at a competitive cost. Consistent with our disciplined financial approach, we intend to fund the capital required for expansion and acquisition projects through a balanced combination of equity and debt financing. We believe this approach will provide us the flexibility to effectively pursue accretive acquisitions and organic growth projects as they become available.

•

Maintain safe, reliable and efficient operations.    We are committed to safe, efficient and reliable operations that comply with environmental and safety regulations. We will seek to improve operating performance through our commitment to technologically-advanced logistics and operations systems, employee training programs and other safety initiatives and programs with railroads, railcar producers and first responders. All of our facilities currently meet or exceed all government safety regulations and are in compliance with all recently enacted orders regarding the movement of crude-by-rail. We believe these objectives are integral to the success of our business as well as to our access to growth opportunities.

Our Assets and Operations

Hardisty Rail Terminal

Our Hardisty rail terminal is an origination terminal that is expected to commence operations on June 30, 2014 and loads various grades of Canadian crude oil received from Alberta’s Crude Oil Basin through the Hardisty hub, which is one of the major crude oil supply centers in North America and is an origination point for export pipelines to the United States. The Hardisty rail terminal can load up to two 120-railcar unit trains per day and consists of a fixed loading rack with 30 railcar loading positions, a unit train staging area and loop tracks capable of holding five unit trains simultaneously. This facility is also equipped with an onsite vapor management system that allows our customers to minimize hydrocarbon loss while improving safety during the loading process. Our Hardisty rail terminal is designed to receive inbound deliveries of crude oil directly through a newly-constructed pipeline connected to the Gibson Energy Inc. (Gibson) Hardisty storage terminal. Gibson, which is one of the largest independent midstream companies in Canada, has 4.3 MMbbls of storage in Hardisty and has access to most of the major pipeline systems in the Hardisty hub. Pursuant to our facilities connection agreement with Gibson and subject to certain limited exceptions regarding manifest railcar facilities, our Hardisty rail terminal is the exclusive means by which crude oil from Gibson’s storage terminal can be transported by rail. The direct pipeline connection, in conjunction with USD’s terminal location, provides our Hardisty rail terminal with efficient access to the major producers in the region. Our Hardisty rail terminal is connected to Canadian Pacific Railroad’s North Main Line, which is a high capacity line with the ability to connect to all the key refining markets in North America.

Substantially all of the capacity at our Hardisty rail terminal is contracted under multi-year, take-or-pay terminal services agreements. Approximately 84% of our Hardisty rail terminal’s utilization is contracted with subsidiaries of five investment grade companies, including major integrated oil companies, refiners and marketers. Each of the terminal services agreements with our Hardisty rail terminal customers has an initial contract term of five years commencing on the start of operations, which is expected to be on June 30, 2014. Additionally, each of these agreements is subject to inflation-based rate escalators and all but one agreement has automatic renewal provisions.

Hardisty Phase II and Phase III Expansions

Our sponsor currently owns the right to construct and develop additional infrastructure at the Hardisty rail terminal, which could expand the number of 120-railcar unit trains that can be loaded from two unit trains to up to five unit trains per day. We refer to these expansion projects as Hardisty Phase II and Hardisty Phase III. USD is currently in the process of contracting, designing, engineering and permitting Hardisty Phase II which would expand the capacity for handling and transportation of crude by two 120-railcar unit trains per day under similar multi-year take-or-pay agreements to what we currently have in place at our Hardisty rail terminal. Subject to receiving required regulatory approvals and obtaining required permits on a timely basis, successful contracting, and unanticipated delays in construction, USD currently anticipates that Hardisty Phase II will commence operations in late 2015. Hardisty Phase III would expand capacity by one 120-railcar unit train per day and would target the loading of bitumen with very limited amount of diluent through the use of coiled and insulated (C&I) railcars, which otherwise could not be transported by pipeline. Hardisty Phase III requires additional infrastructure to be designed, engineered, permitted and constructed. Subject to receiving required regulatory approvals and obtaining required permits on a timely basis, successful contracting, and unanticipated delays in construction, we currently anticipate that Hardisty Phase III will commence operations during 2016. We will enter into an omnibus agreement with USD which will grant us a right of first offer on Hardisty Phase II and Hardisty Phase III for a period of seven years after the closing of this offering.

San Antonio Rail Terminal

Our San Antonio rail terminal, completed in April 2010, is a unit train-capable destination terminal that transloads ethanol received by rail from Midwestern producers onto trucks to meet local ethanol demand in San Antonio and Austin, Texas. Our San Antonio rail terminal is located within five miles from San Antonio’s gasoline blending terminals and is the only ethanol rail terminal within a 20-mile radius. Due to corrosion concerns unique to biofuels such as ethanol, the long-haul transportation of biofuels by multi-product pipelines is less efficient and less economic than rail, which combined with our proximity to local demand markets, we believe positions our San Antonio rail terminal to benefit from anticipated changes in environmental regulations that will make the role of ethanol more pervasive in the fuel for transportation market.

The San Antonio rail terminal can transload up to 20,000 bbls of ethanol per day and consists of a fixed loading rack with 20 railcar offloading positions. The facility receives inbound deliveries exclusively by rail on Union Pacific Railroad’s high speed line. We have entered into a terminal service agreement with a subsidiary of an investment grade company for our San Antonio rail terminal pursuant to which our customer pays us per gallon fees based on the amount of ethanol offloaded at the terminal. The San Antonio terminal services agreement will expire in August 2015, at which point the agreement will automatically renew for two subsequent three-year terms unless notice is provided by our customer. The current agreement entitles the customer to 100% of the terminal’s capacity, subject to our right to seek additional customers if minimum volume usage thresholds are not met.

West Colton Rail Terminal

Our West Colton rail terminal, completed in November 2009, is a unit train-capable destination terminal that transloads ethanol received by rail from regional and other producers onto trucks to meet local ethanol demand in the greater San Bernardino and Riverside County-Inland Empire region of Southern California. Our West Colton rail terminal is located less than one mile from gasoline blending terminals that supply the greater San Bernardino and Riverside County-Inland Empire region and is the only ethanol rail terminal within a five-mile radius. Additionally, like our San Antonio rail terminal, we believe our West Colton rail terminal is strategically positioned to benefit from any increases in the utilization of ethanol in the fuel for transportation market.

The West Colton rail terminal can transload up to 13,000 bbls of ethanol per day and consists of a fixed loading rack with 20 railcar offloading positions. The facility receives inbound deliveries exclusively by rail from Union Pacific Railroad’s high speed line. After receipt at our West Colton rail terminal, ethanol is then transported to end users by truck. We have been operating under a terminal services agreement at West Colton with a subsidiary of an investment grade company since November 2009, which is terminable at any time by either party. Under this agreement, we receive a per gallon, fixed-fee based on the amount of ethanol offloaded at the rail terminal. We are currently in the process of seeking permits to construct an approximately one-mile pipeline directly from our West Colton rail terminal to Kinder Morgan Energy Partners, L.P.’s gasoline blending terminals, which, if approved and constructed, may result in additional long-term volume commitments and cash flows.

Railcar Fleet

We manage a railcar fleet consisting of 3,910 railcars as of June 1, 2014, of which 1,125 railcars are in production or on order. We lease 814 railcars directly and have entered into agreements with affiliates of USD to manage the remaining 3,096 railcars in our fleet that are leased by such affiliates. We have entered into master fleet services agreements with a number of our rail terminal customers for the use of our leased railcars and service of our leased and managed railcars on a take-or-pay basis for periods ranging from five to nine years. Under these agreements, we provide our customers with railcar-specific fleet services associated with the transportation of crude oil, which may include, among other things, the provision of relevant administrative and billing services, the maintenance of railcars in accordance with standard industry practice and applicable law, the management and tracking of the movement of railcars, the regulatory and administrative reporting and compliance as required in connection with the movement of railcars, and in the case of our leased railcar fleet, the negotiation for and sourcing of railcars. We typically charge our customers monthly fees per railcar that include a component for railcar use (if applicable) and a component for fleet services. We believe that our ability to provide customers with access to railcars provides an incentive to customers that do not otherwise have access to high-quality railcars to contract terminalling capacity at our facilities. We believe that the generally longer terms of fleet services agreements will incentivize our customers to extend their initial terminal services agreements with us.

Our railcar fleet is modern, with approximately 85.2% of our railcars delivered in 2013 and 2014. We have partnered with leaders in the railcar supply industry, such as CIT Rail, Union Tank Car Company, Trinity Industries and others. We believe that our strong relationships with these industry leaders enable us to obtain railcar market insight and to procure railcars on more advantageous terms, with shorter lead times than our competitors. Our current railcars are designed to a DOT-111 railcar standard and are built to carry between 28,000 to 31,800 gallons of bulk liquid volume. 100% of our railcar fleet meets, and nearly 70% of our railcars exceed, current U.S. and Canadian safety requirements with enhanced features including thicker, more puncture-resistant tank shells, extra protective head shields and greater top fittings protection.

As of June 1, 2014, our railcar fleet consisted of a mix of 2,108 C&I railcars and 1,802 non-coiled, non-insulated railcars. Our C&I railcars can reheat heavy viscous crude oil grades, reducing the need to blend these heavier crude grades with costly diluents. Of our 3,910 railcar fleet, 1,125 C&I railcars were in production as of June 1, 2014 and are scheduled to be delivered by March 2015, and 474 legacy non-coiled, non-insulated railcars will be retired by the end of 2015. Additionally, we have the option to procure another 925 new C&I railcars that are scheduled for delivery in late 2015.

Commercial Agreements

Following the closing of this offering, substantially all of our Adjusted EBITDA and distributable cash flow will be generated under multi-year, fee-based terminal services agreements. We believe these terminal services arrangements will promote stable cash flows and no direct commodity price exposure.

Hardisty Rail Terminal Services Agreements

Under the terminal services agreements we have entered into with our Hardisty rail terminal, our customers are obligated to either pay the greater of a minimum monthly payment commitment fee or a throughput fee based on the amount of crude oil loaded at our Hardisty rail terminal. If a customer loads fewer unit trains in any given month than its maximum allotted number, that customer will receive a six-month credit that will allow it to load an additional number of unit trains, subject to availability. The number of additional unit trains that can be loaded will be equal to the number of additional unit trains that the customer could have loaded under our agreement, subject to our best efforts to accommodate the additional number. Each of the terminal services agreements with our Hardisty rail terminal customers has an initial contract term of five years commencing on the start of operations, which is expected to be June 30, 2014. Six of our seven agreements have evergreen automatic one-year renewal provisions and will terminate only if written notice is given by either party within a specified time period before the end of the initial term or renewal term. The seventh agreement will renew upon written consent at least six months prior to the end of the initial term or current renewal term. Each of our terminal services agreements contain annual inflation-based rate escalators whereby customer payments will increase by 100% of either the consumer price index of Canada or Alberta. If a force majeure event occurs, a customer’s obligation to pay us may be suspended, in which case the length of the contract term will be extended by the same duration as the force majeure event.

San Antonio and West Colton Rail Terminal Services Agreements

We have entered into a terminal service agreement with an investment grade company for our San Antonio rail terminal pursuant to which that customer pays us per gallon fees based on the amount of ethanol offloaded at the terminal. The San Antonio terminal services agreement will expire in August 2015, at which point the agreement will automatically renew for two subsequent three-year terms unless notice is provided by our customer. The agreement entitles the customer to 100% of the terminal’s capacity, subject to our right to seek additional customers if minimum volume usage thresholds are not met. To date, our customer has met its minimum utilization requirements since inception of the contract. We also have a contract with the same customer in which that customer pays us a fixed fee to offload ethanol at our West Colton rail terminal. The West Colton terminal services agreement has been in place since November 2009 and is currently terminable at any time by either party.

Master Fleet Services Agreements

We have entered into a multi-year, fee-based master fleet services agreement for the use and service of our railcars with a number of our rail terminal customers. Under these agreements, we provide our customers with railcar-specific fleet services associated with the transportation of crude oil, which may include, among other things, the provision of relevant administrative and billing services, the maintenance of railcars in accordance with standard industry practice and applicable law, the management and tracking of the movement of railcars, the regulatory and administrative reporting and compliance in connection with the movement of railcars, and in the case of our leased railcar fleet, the negotiation for and sourcing of railcars. We typically charge our customers monthly fees per railcar that include a component for railcar use (if applicable) and a component for fleet services. These agreements are generally structured as five to nine-year contracts, with a weighted average remaining life of 7.1 years as of June 1, 2014. These agreements will expire unless notice to renew is provided by both parties.

Gibson Facilities Connection Agreement

We have entered into a facilities connection agreement with Gibson Energy Inc. under which Gibson developed and constructed and will operate, maintain and repair a 24-inch diameter pipeline and related facilities connecting Gibson’s storage terminal with our Hardisty rail terminal, and we developed and constructed and will operate, maintain and repair the Hardisty rail terminal. Gibson will be responsible for transporting product through the pipeline. The Gibson storage terminal is the exclusive means by which our Hardisty rail terminal can receive crude oil. Subject to certain limited exceptions regarding manifest railcar facilities, this newly constructed pipeline is also the exclusive means by which crude oil from Gibson’s storage terminal can be transferred by rail. All revenues associated with the pipeline and our Hardisty rail terminal will be split between us and Gibson based on a predetermined formula. This facilities connection agreement also gives Gibson a right of first refusal in the event of a sale of our Hardisty rail terminal to a third party. The agreement has a 20-year term and will expire unless renewed. Our and Gibson’s obligations thereunder may be suspended in the case of a force majeure event. Additionally, the agreement may be terminated by the non-defaulting party in case of specified events of default.

Competition

The crude oil and hydrocarbon logistics business is highly competitive. The ability to secure additional agreements for rail terminalling and railcar fleet services is primarily based on the reputation, efficiency, flexibility, location, market economies and reliability of the service provided and the pricing of services.

With respect to our Hardisty rail terminal, we believe that we will face competition from other logistics services providers, such as pipelines and other rail terminalling service providers, for barrels of crude oil in excess of the minimum volume commitments under our terminal services agreements with customers. If our customers choose to ship excess crude oil via alternative means, we may only receive the minimum volumes through our Hardisty rail terminal, which would cause a decrease in our revenues. With respect to our San Antonio and West Colton rail terminals, we face competition from other terminals and trucks that may be able to supply end-user markets with ethanol and other biofuels on a more competitive basis, due to terminal location, and price, versatility and services provided. Both facilities are served by the Union Pacific (UP) Railroad. In the Southern California market, we compete directly with Burlington Northern Santa Fe (BNSF) served ethanol facilities in Fontana and Carson, as well BNSF served terminals in the San Diego area. A combination of rail freight and trucking economics, which make up the largest share of the value chain, make it very difficult to compete with other facilities in this market on terminalling throughput fees alone. In the San Antonio market, we also compete with a BNSF served facility, although our UP served facility is closer to the San Antonio metro area allowing advantaged trucking rates for certain end-user customers.

With respect to the railcar fleet services we provide, we may face competition from other providers of railcars in excess of the railcars currently contracted for under our master fleet services agreements. This competition may limit our ability to increase the number of railcars under contract, and thus, limit our ability to increase our revenues. Furthermore, we may face competition from other parties interested in procuring crude oil carrying railcars. We believe, however, that with our strong relationships with leaders in the railcar supply industry such as CIT Rail, Union Tank Car Company and Trinity Industries, we will be able to continue to procure railcars on more advantageous terms, with shorter lead times than our competitors.

We believe that, generally, we are favorably positioned to compete in our industry due to the strategic location of our terminals, quality of service provided at our terminals, independent strategy, our reputation and industry relationships, and the quality, versatility and complementary nature of our services. The competitiveness of our service offerings could be significantly impacted by the entry of new competitors into the markets in which we operate. However, we believe that significant barriers to entry exist in the crude oil logistics business. These barriers include significant costs and execution risk, a lengthy permitting and development cycle, financing challenges, shortage of personnel with the requisite expertise, and a finite number of sites suitable for development.

Seasonality

The amount of throughput at our rail terminals is affected by the level of supply and demand for crude oil, refined products and biofuels as well as seasonality. Demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and construction work. Decreased demand during the winter months can lower gasoline prices. However, many effects of seasonality on our revenues will be substantially mitigated due to our terminal service agreements with our customers that include minimum volume commitments as well as our master fleet services agreements which commit our customers to pay a base monthly fee per railcar under contract. Furthermore, because there are multiple end markets for the crude oil and biofuels we handle at our rail terminals, the effect of seasonality otherwise attributable to one particular end market is mitigated.

Insurance

Our rail terminals and railcars may experience damage as a result of an accident or natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We will maintain insurance and/or be insured under the property, liability and business interruption policies of our sponsor and/or certain of its subsidiaries, subject to the deductibles and limits under those policies, which we believe are reasonable and prudent under the circumstances to cover our operations and assets. However, such insurance does not cover every potential risk associated with our logistics assets, and we cannot ensure that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage, or that these levels of insurance will be available in the future at commercially reasonable prices. As we continue to grow, we will continue to monitor our policy limits and retentions as they relate to the overall cost and scope of our insurance program.

Safety and Maintenance

We will perform preventive and normal maintenance on all of our facilities and make repairs and replacements when necessary or appropriate. We will also conduct routine and required inspections of those assets as required by regulation.

Our rail terminal facilities have response plans, spill prevention and control plans, and other programs to respond to emergencies. Our rail terminal facilities are also protected with fire systems, actuated either by sensors or an emergency switch. We continually strive to maintain compliance with applicable air, solid waste, and wastewater regulations.

Environmental Regulation

General

Our operations are subject to complex and frequently-changing federal, state, and local laws and regulations relating to the protection of health and the environment, including laws and regulations that govern the handling and release of crude oil and other liquid hydrocarbon materials. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate, and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe customers are placing additional value on utilizing established and reputable third-party providers to satisfy their rail terminalling and logistics needs. We believe this will allow us to increase market share relative to customer-owned operations or smaller operators that lack an established track record of safety.

Violations of environmental laws or regulations can result in the imposition of significant administrative, civil and criminal fines and penalties and, in some instances, injunctions banning or delaying certain activities. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change at the federal, state, provincial and local levels, and the legislative and regulatory trend has been to place increasingly stringent limitations on activities that may affect the environment.

There are also risks of accidental releases into the environment associated with our operations, such as releases of crude oil, ethanol or hazardous substances from our rail terminals. To the extent an event is not covered by our insurance policies, such accidental releases could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for any related violations of environmental laws or regulations.

Hydraulic Fracturing

Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand, and chemicals under pressure through a cased and cemented wellbore into targeted subsurface formations to fracture the surrounding rock and stimulate production. Some of our customers use hydraulic fracturing as part of their operations, as does most of the domestic oil and natural gas industry. Hydraulic fracturing typically is regulated by state oil and natural gas commissions, but the EPA has asserted federal regulatory authority pursuant to the Safe Drinking Water Act (SDWA) over certain hydraulic fracturing activities involving the use of diesel fuels and published draft permitting guidance in May 2012 addressing the performance of such activities using diesel fuels. In November 2011, the EPA announced its intent to develop and issue regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing, and the agency currently plans to issue a Notice of Proposed Rulemaking that would seek public input on the design and scope of such disclosure regulations. Moreover, the EPA is developing effluent limitations for the treatment and discharge of wastewater resulting from hydraulic fracturing activities and plans to propose these standards by 2014. On August 16, 2012, the EPA published final rules under the Clean Air Act requiring new measures to address well flow back emissions and requiring in the future that regulated wells employ “green completion” technology after January 1, 2015 to address GHG, especially methane, a highly-potent GHG. In addition, the U.S. Department of the Interior published a revised proposed rule on May 24, 2013, that would implement updated requirements for hydraulic fracturing activities on federal lands, including new requirements relating to public disclosure, well bore integrity and handling of flowback water.

In addition, Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure, and well construction requirements on hydraulic fracturing activities. For example, in Ohio, the Department of Natural Resources recently proposed draft regulations that would require a minimum distance between the hydraulic fracturing facilities and streams, require operators to take spill-containment measures, and regulate the types of liners required for waste storage. Local government also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular. If new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where our customers operate, our customers could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells. Any such added costs or delays for our customers could significantly affect our operations.

Certain governmental reviews also have been conducted or are underway that focus on environmental aspects of hydraulic fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with a first progress report outlining work currently underway by the agency released on December 21, 2012, and a final report drawing conclusions about the potential impacts of hydraulic fracturing on drinking water resources expected to be available for public comment and peer review this year. Other governmental agencies, including the U.S. Department of Energy, have evaluated or are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory mechanisms.

Air Emissions

Our operations are subject to and affected by the Clean Air Act, as amended, and its implementing regulations, as well as comparable state and local statutes and regulations. Our operations are subject to the Clean Air Act’s permitting requirements and related emission control requirements relating to specific air pollutants, as well as the requirement to maintain a risk management program to help prevent accidental releases of certain regulated substances. We are currently required to obtain and maintain various construction and operating permits under the Clean Air Act, and have incurred capital expenditures to maintain compliance with all applicable federal and state laws regarding air emissions. We may nonetheless be required to incur additional capital expenditures in the near future for the installation of certain air pollution control devices at our rail terminals when regulations change or we add new equipment or modify our existing equipment. Our Canadian operations are similarly subject to federal and provincial air emission regulations.

Our customers are also subject to, and similarly affected by, environmental regulations restricting air emissions. These include U.S. and Canadian federal and state or provincial actions to develop programs for the reduction of GHG emissions as well as proposals to create a cap-and-trade system that would require companies to purchase carbon dioxide (CO2) emission allowances for emissions at manufacturing facilities and emissions caused by the use of the fuels sold. In addition, the EPA has indicated that it intends to regulate CO2 emissions. As a result of these regulations, our customers could be required to undertake significant capital expenditures, operate at reduced levels, and/or pay significant penalties. It is uncertain what our customers’ responses to these emerging issues will be. Those responses could reduce throughput at our rail terminals, and impact our cash flows and ability to make distributions or satisfy debt obligations.

Climate Change

United States.    Following its December 2009 “endangerment finding” that GHG emissions pose a threat to public health and welfare, the EPA has begun to regulate GHG emissions under the authority granted to it by the federal Clean Air Act. Based on these findings, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that require Prevention of Significant Deterioration (PSD) pre-construction permits and Title V operating permits for GHG emissions from certain large stationary sources. Under these regulations, facilities required to obtain PSD permits must meet “best available control technology” standards for their GHG emissions established by the states or, in some cases, by the EPA on a case-by-case basis. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States, including, among others, certain onshore oil and natural gas processing and fractionating facilities. We believe we are in substantial compliance with all GHG emissions permitting and reporting requirements applicable to our operations.

While Congress has from time to time considered legislation to reduce emissions of GHGs, the prospect for adoption of significant legislation at the federal level to reduce GHG emissions is perceived to be low at this time. Nevertheless, the Obama administration has announced it intends to adopt additional regulations to reduce emissions of GHGs and to encourage greater use of low-carbon technologies. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations that limit emissions of GHGs could adversely affect demand for the oil, which could thereby reduce demand for our services. Finally, it should be noted that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events; if any such effects were to occur, it is uncertain if they would have an adverse effect on our financial condition and operations.

Canada.    In response to recent studies suggesting that emissions of CO2, methane and certain other gases may be contributing to warming of the Earth’s atmosphere, many nations, including Canada, have agreed to limit emissions of these GHGs pursuant to the 1997 United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol.” The Kyoto Protocol required Canada to reduce its emissions of GHG to 6% below 1990 levels by 2012. However, by 2009, emissions in Canada were 17% higher than 1990 levels. In December 2011, Canada withdrew from the Kyoto Protocol, but signed the “Durban Platform” committing it to a legally binding treaty to reduce GHG emissions, the terms of which are to be defined by 2015 and are to become effective in 2020. Environment Canada continues to promote the domestic GHG initiatives implemented while Canada was signatory to the Kyoto Protocol. With regard to the oil and gas industry, it is unclear at this time what direction the government plans to take. Increased costs associated with compliance with any future legislation or regulation of GHG emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and cash flows. In addition, climate change legislation and regulations may result in increased costs not only for our business but also for our customers, thereby potentially decreasing demand for our services. Decreased demand for our services may have a material adverse effect on our results of operations, financial condition and cash flows.

Waste Management and Related Liabilities

To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed.

Site Remediation.    The federal Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA or Superfund) and comparable state laws impose liability without regard to fault or to the legality of the original conduct on certain classes of persons regarding the presence or release of a “hazardous substance” in (or into) the environment. Those persons include the former and present owner or operator of the site where the release occurred and the transporters and generators of the hazardous substance found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances and for damages to natural resources. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Although petroleum is excluded from CERCLA’s definition of “hazardous substance,” in the course of ordinary operations, we may handle wastes that may be designated as hazardous substances and, as a result, we could be liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment. Costs for any such remedial actions, as well as any related claims, could have a material adverse effect on our maintenance capital expenditures and operating expenses to the extent not covered by insurance. Canadian and provincial laws also impose liabilities for releases of certain substances into the environment.

We currently own or lease properties where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. These properties and wastes disposed thereon may be subject to CERCLA, the U.S. federal Resource Conservation and Recovery Act, as amended, (RCRA), and comparable state and Canadian federal and provincial laws regulations. Under these laws and regulations, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater), or to perform remedial operations to prevent future contamination. We have not been identified by any state or federal agency as a Potentially Responsible Party under CERCLA in connection with the transport and/or disposal of any waste products to third-party disposal sites. We maintain insurance of various types with varying levels of coverage that we consider adequate under the circumstances to cover our operations and properties. The insurance policies are subject to deductibles and retention levels that we consider reasonable and not excessive. Consistent with insurance coverage generally available in the industry, in certain circumstances our insurance policies provide limited coverage for losses or liabilities relating to certain pollution events, including gradual pollution or sudden and accidental occurrences.

Solid and Hazardous Wastes.    Our operations generate solid wastes, including some hazardous wastes, which are subject to the requirements of RCRA and analogous state and Canadian federal and provincial laws that impose requirements on the handling, storage, treatment and disposal of hazardous wastes. Many of the wastes that we generate are not subject to the most stringent requirements of RCRA because our operations generate primarily oil and gas wastes, which currently are excluded from consideration as RCRA hazardous wastes. Specifically, RCRA excludes from the definition of hazardous waste produced waters and other wastes intrinsically associated with the exploration, development, or production of crude oil and natural gas. However, these oil and gas exploration and production wastes may still be regulated under state solid waste laws and regulations. It is also possible that in the future oil and gas wastes may be included as hazardous wastes under RCRA, in which event our wastes as well as the wastes of our competitors will be subject to more rigorous and costly disposal requirements, resulting in additional capital expenditures or operating expenses.

Water

The Federal Water Pollution Control Act, as amended, also known as the Clean Water Act (CWA), and analogous state and Canadian federal and provincial laws impose restrictions and strict controls regarding the discharge of pollutants into navigable waters of the United States and Canada, as well as state and provincial waters. Federal, state and provincial regulatory agencies can impose administrative, civil and/or criminal penalties for non-compliance with discharge permits or other requirements of the CWA.

The Oil Pollution Act of 1990 (OPA) amended certain provisions of the CWA, as they relate to the release of petroleum products into navigable waters. OPA subjects owners of facilities to strict, joint and potentially unlimited liability for containment and removal costs, natural resource damages, and certain other consequences of an oil spill. These laws impose regulatory burdens on our operations. We believe that we are in substantial compliance with applicable OPA requirements. State and Canadian federal and provincial laws also impose requirements relating to the prevention of oil releases and the remediation of areas affected by releases when they occur. We believe that we are in substantial compliance with all such federal, state and Canadian requirements.

Endangered Species Act

The Endangered Species Act restricts activities that may affect endangered species or their habitats. While some of our facilities are in areas that may be designated as habitat for endangered species, we believe that we are in substantial compliance with the Endangered Species Act. However, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Rail Safety

We facilitate the transport of crude oil and related products by rail in the United States and Canada. We do not own or operate the railroads on which crude-oil-carrying railcars are transported; however, we currently lease or manage a large railcar fleet on behalf of our customers. Accordingly, we are indirectly subject to regulations governing railcar design and manufacture, and increasingly stringent regulations pertaining to the shipment of crude oil by rail.

Recent high-profile accidents in Quebec, North Dakota and Virginia in July 2013, December 2013 and April 2014, respectively (all involving crude oil unit trains), have raised concerns about the environmental and safety risks associated with crude oil transport by rail, and the associated risks arising from railcar design. In August 2013, the FRA issued both an Action Plan for Hazardous Materials Safety, and an order imposing new standards on railroads for properly securing rolling equipment. In August 2013, the FRA and PHMSA began conducting inspections of crude-oil-carrying railcars from the Bakken formation to make sure cargo is properly identified to railroads and emergency responders. In November 2013, the rail industry called on the PHMSA to require that legacy railcars used to transport flammable liquids, including crude oil, be retrofitted with enhanced safety features or be phased-out. In January 2014, the DOT (including the PHMSA and FRA) met with oil and rail industry leaders to develop strategies to prevent train derailments and reduce the risk of fire and explosions. As a result of those meetings, the DOT and transportation industry agreed in February 2014 to certain voluntary measures designed to enhance the safety of crude oil shipments by rail, which include lowering speed limits for crude oil trains traveling in high-risk areas, modifying routes to avoid such high-risk areas, increasing the frequency of track inspections, implementing improved braking mechanisms, and improving the training of certain emergency responders. On February 25, 2014, the DOT issued another order, immediately requiring all carriers who transport crude oil from the Bakken region by rail to ensure that the product is properly tested and classified in accordance with federal safety regulations, and further requiring that all crude oil shipments be designated in the two highest risk categories, effectively mandating that crude oil be transported in more robust railcars. Similarly, in February 2014, Transport Canada finalized new regulations requiring shippers and carriers of crude oil by rail to properly sample, classify, certify and disclose certain characteristics of the crude oil being shipped, and gave shippers and carriers six months to comply with these new regulatory procedures. On May 7, 2014, the DOT issued another order, immediately requiring railroads operating trains carrying more than 1 million gallons of Bakken crude oil to notify State Emergency Response Commissions regarding the estimated volume, frequency, and transportation route of those shipments. Also on May 7, 2014, the FRA and PHMSA issued a joint Safety Advisory to the rail industry advising those shipping or offering Bakken crude oil to use railcar designs with the highest available level of integrity, and to avoid using older legacy DOT-111 or CTC-111 railcars. On May 20, 2014, PHMSA announced that it has completed, in consultation with the FRA, a comprehensive draft rulemaking addressing operational and safety issues tied to the rail transport of hazardous materials, including crude oil. That rule has been passed to the White House Office of Management and Budget for review.

The adoption of additional federal, state, provincial or local laws or regulations, including any voluntary measures by the rail industry regarding railcar design or crude oil and liquid hydrocarbon rail transport activities, or efforts by local communities to restrict or limit rail traffic involving crude oil, could affect our business by increasing compliance costs and decreasing demand for our services, which could adversely affect our financial position and cash flows.

Employee Safety

We are subject to the requirements of the U.S. federal Occupational Safety and Health Act (OSHA) and comparable state and Canadian federal and provincial statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with OSHA and comparable requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Security

While we are not currently subject to governmental standards for the protection of computer-based systems and technology from cyber threats and attacks, proposals to establish such standard are being considered in the U.S. Congress and by U.S. Executive Branch departments and agencies, including the DHS, and we may become subject to such standards in the future. We currently are implementing our own cyber security programs and protocols; however, we cannot guarantee their effectiveness. A significant cyber-attack could have a material effect on operations and those of our customers.

Title to Real Property Assets

The leases that will be transferred to us may require the consent of the lessor to transfer these rights. Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the real property assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to consents, permits, or authorizations that have not been obtained, if any, our general partner believes any such consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will not have a material adverse effect on the operation of our business.

Our general partner believes that we will have satisfactory title to all of the real estate assets that will be contributed to us at the closing of this offering. Under the contribution agreement, our sponsor has agreed to indemnify us for any materially adverse title defects as of the closing date. In addition, under the omnibus agreement, our sponsor will indemnify us for any materially adverse title defects and for failures to obtain certain consents and permits necessary to conduct our business, in each case, that are identified prior to the fifth anniversary of the closing of this offering. Record title to some of our assets may continue to be held by subsidiaries of our sponsor until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings, if necessary, and obtain these consents, if necessary, upon closing of this offering. Although title to the real property necessary for us to operate our business may be subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of lease or acquisition by our Predecessor or us, our general partner believes that none of these burdens should materially detract from the value of these properties or from our interest in these properties or should materially interfere with their use in the operation of our business.

Headquarters

Our corporate headquarters are located at 811 Main Street, Suite 2800, Houston, TX 77002. Our lease expires in December 31, 2026, unless terminated earlier under certain circumstances specified in our lease. We believe that our current facilities are adequate to meet our needs for the immediate future.

Employees

We are managed and operated by the board of directors and executive officers of USD Partners GP LLC, our general partner. Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by affiliates of our general partner. Immediately after the closing of this offering, we expect that our general partner and its affiliates will have approximately 43 employees performing services for our operations. We believe that our general partner and its affiliates have a satisfactory relationship with those employees.

Legal Proceedings

In the ordinary course of business we may become subject to various legal and regulatory claims and proceedings. While the amounts claimed may be substantial, we may be unable to predict with certainty the ultimate outcome of such claims and proceedings.

MANAGEMENT

Management of USD Partners LP

We are managed by the directors and executive officers of our general partner, USD Partners GP LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. USD indirectly owns all of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

Immediately following the closing of this offering, our general partner will have five directors. USD will appoint all members to the board of directors of our general partner. In accordance with the NYSE’s phase-in rules, we will have at least three independent directors within one year of the date our common units are first listed on the NYSE. Our board has determined that             is independent under the independence standards of the NYSE.

Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by affiliates of our general partner, but we sometimes refer to these individuals in this prospectus as our employees.

Director Independence

Although most companies listed on the NYSE are required to have a majority of independent directors serving on the board of directors of the listed company, the NYSE does not require a publicly traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members subject to certain phase-in exemptions, and all of our audit committee members are required to meet the independence and financial literacy tests established by the NYSE and the Exchange Act.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee, and may have such other committees as the board of directors shall determine from time to time. Each committee of the board of directors will have the composition and responsibilities described below.

Audit Committee

                             will serve as the initial member of our audit committee and the initial chair of our audit committee, and satisfies the SEC and NYSE rules regarding independence and as the audit committee financial expert. Our general partner will rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our audit committee. Those rules permit our general partner to have an audit committee that has one independent member by the date our common units are first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. Our conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. We anticipate that once appointed to our general partner’s board of directors, the additional independent members appointed to our audit committee will also serve on the conflicts committee. Any matters approved by our conflicts committee in good faith will be deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Directors and Executive Officers of USD Partners GP LLC

Directors are elected by the sole member of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors and executive officers of USD Partners GP LLC:

Name	Age	Position with USD Partners GP LLC
Dan Borgen	53	Chairman of the Board, Chief Executive Officer and President
Paul Tucker	74	Senior Vice President, Chief Operating Officer
Adam Altsuler	40	Vice President, Chief Financial Officer
Chris Robbins	41	Vice President, Chief Accounting Officer
Guillermo Sierra	30	Vice President, Chief Strategy Officer and Head of M&A
Mike Curry	60	Director
Brad Sanders	57	Director Nominee

Dan Borgen.    Mr. Borgen became Chief Executive Officer and President of our general partner in June 2014 and is a director nominee who will be appointed to the board of our general partner prior to the close of this offering and will serve as Chairman of the Board. Mr. Borgen is a co-founder of USD and its predecessor companies and has served as chairman, CEO and President of USD since 2006. Additionally, Mr. Borgen has served as President of U.S. Right-of-Way Corporation, a private company, since 1993. Prior to USD, Mr. Borgen worked for 11 years in investment banking in mergers and acquisitions, portfolio management and strategic planning. He began his career with a private investment firm focused on the oil and gas industry. Mr. Borgen has served on the board of directors of several corporations and currently serves on the board of Vertex Energy Inc., an environmental services company that recycles industrial waste streams and off-specification commercial chemical products. Active in several community organizations, he is chair of the USD Foundation and a trustee of Boys and Girls Club of America. Mr. Borgen received a degree in Petroleum Management and Finance from the University of Oklahoma. He was recognized by Goldman Sachs as one of 100 Most Intriguing Entrepreneurs in 2013. He is currently a finalist for Ernst and Young’s 2014 Gulf Coast Entrepreneur of the Year. We believe Mr. Borgen’s experience in founding and leading USD and its predecessors, along with his extensive business and leadership experience in the financial and energy industries qualifies him to be a member of the board.

Paul Tucker.    Mr. Tucker became Senior Vice President and Chief Operating Officer of our general partner in June 2014. Paul Tucker has been the Chief Operating Officer for USD since January 2001 and, as such, is responsible for the management of all company operating facilities. Mr. Tucker’s career in the rail transportation industry spans over 32 years and includes key senior leadership roles on the Union Pacific, Missouri Pacific and Port Terminal Railroad Association (PTRA). Mr. Tucker’s career also includes service on the board of directors of the Texas City Terminal (TCT), the Galveston, Houston and Henderson (GH&H), the Wichita Terminal

Association (WTA) and the Houston Belt and Terminal (HBT) Railroads, on which he also served on the Executive Committee. Mr. Tucker received a BA in Psychology from Henderson State University and received post-graduate executive leadership development at the University of Pittsburgh and Eckerd College, St. Petersburg, Florida.

Adam Altsuler.    Mr. Altsuler became Vice President and Chief Financial Officer of our general partner in June 2014. Mr. Altsuler joined USD in April 2014 as Vice President, Finance and is primarily focused on corporate finance, capital markets and investor relations activities. From 2009 to 2014, Mr. Altsuler served as Vice President and Treasurer of Eagle Rock Energy Partners, a master limited partnership headquartered in Houston, Texas. Prior to joining Eagle Rock, Mr. Altsuler was an Investment Analyst at Kenmont Investments, an energy-focused hedge fund located in Houston, where he managed the fund’s master limited partnership investment portfolio from 2007 to 2009. Prior to Kenmont, Mr. Altsuler worked the majority of his career in investment banking with Donaldson, Lufkin and Jenrette/Credit Suisse First Boston and a boutique investment bank in Dallas and San Francisco. Mr. Altsuler graduated from the University of Texas at Austin with a BBA in Finance and received an MBA from Rice University, graduating Beta Gamma Sigma.

Chris Robbins.    Mr. Robbins became Vice President and Chief Accounting Officer of our general partner in June 2014. Mr. Robbins joined USD in August 2007 as Chief Accounting Officer and became Vice President, Chief Financial and Accounting Officer in June 2014. Mr. Robbins is primarily focused on corporate finance, accounting and reporting, planning and tax. Prior to joining USD, Mr. Robbins served as Director of Finance for SGS Group’s North American Oil, Gas & Chemicals Division from 1997 to 2007. Mr. Robbins is a Certified Public Accountant, Chartered Global Management Accountant, and holds a B.S. in Accounting from Grove City College in Pennsylvania.

Guillermo Sierra.    Mr. Sierra became Vice President, Chief Strategy Officer and Head of M&A of our general partner in June 2014. Mr. Sierra joined USD in September 2013 as Vice President, Head of Corporate Strategy and M&A and became Vice President, Chief Strategy Officer and Head of M&A in June 2014. Mr. Sierra is primarily focused on USD’s corporate and capital strategy, acquisitions and other capital markets activities. From September 2009 to September 2013, Mr. Sierra was part of the midstream/master limited partnership M&A team for Evercore Partners in Houston where he executed over 40 announced advisory and IPO transactions representing a combined total transaction value of over $90.0 billion. Prior to Evercore, Mr. Sierra was part of the Natural Resources Group of Barclays Capital, previously Lehman Brothers, where he executed numerous advisory engagements and capital markets transactions with a focus on midstream businesses and master limited partnerships. Mr. Sierra graduated Cum Laude from the Wharton School of the University of Pennsylvania, where he received a B.S. in Economics with concentrations in Finance and Operations & Information Management.

Mike Curry.    Mr. Curry is a member of the board of our general partner. Mr. Curry is co-founder of USD and its predecessor companies, and currently serves as Executive Vice President and Head of Finance and Risk. From 2006 to June 2014, Mr. Curry served as Chief Financial Officer of USD. Throughout the years he has been extensively involved with and directed numerous aspects of USD, including strategic planning, project development, construction and heading finance. Prior to USD, Mr. Curry served as Treasurer and Chief Accounting Officer for integrated oil and gas producer An-Son Corp., Oklahoma City from 1982 to 1985 and was employed by Arthur Andersen & Co. from 1978 to 1981. Mr. Curry is a Certified Public Accountant and holds a Master’s Degree in Accountancy from the University of Illinois. We believe that Mr. Curry’s extensive experience and involvement from the founding of USD to its present day operations, along with his accounting background, qualifies him to be a member of the board.

Brad Sanders.    Mr. Sanders is a director nominee who will be appointed to the board of our general partner prior to the close of this offering. Mr. Sanders’ main focus at USD is working with the leadership team to identify, develop and execute strategic commercial and market opportunities. Prior to USD, Mr. Sanders spent 32 years at Koch Industries where he was primarily responsible for building and managing several of Koch’s global trading businesses, including businesses in the crude oil, NGLs, distillates, gasoline and gasoline components, and plastics value chains. He is a 1979 Graduate of University of Kansas with a degree in business. He is a current Trustee for KU Endowment, and a current member for the KU Endowment Investment Committee. We believe Mr. Sanders’ extensive experience in the energy industry qualifies him to be a member of the board.

Board Leadership Structure

The chief executive officer of our general partner will serve as the chairman of the board. The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by USD. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies that management has implemented to monitor such exposures.

Executive Compensation

We and our general partner were formed in June 2014 and did not pay or accrue any obligations with respect to compensation for directors or officers for the 2013 fiscal year or for any prior period. In addition, we do not directly employ any of the persons responsible for managing our business. Our general partner, under the direction of its board of directors, is responsible for managing our operations and for obtaining the services of the employees that operate our business. However, we sometimes refer to the employees and officers of our general partner as our employees and officers in this prospectus.

The compensation payable to the officers of our general partner, who are employees of USD or its affiliates, is determined and paid by USD or its affiliates. Prior to the completion of this offering, we and our general partner will enter into an omnibus agreement with USD pursuant to which, among other matters:

•	USD and its affiliates will make available to our general partner the services of their employees who will serve as the executive officers of our general partner; and

•

Our general partner will reimburse USD and its affiliates for an allocated portion of the costs that they incur in providing compensation and benefits to their employees who provide services to our general partner, including executive officers.

Pursuant to the applicable provisions of our partnership agreement, we will reimburse our general partner for the costs it incurs in relation to the USD employees, including executive officers, who provide services to operate our business.

For 2013 and all prior periods, the individuals who served as executive officers of our business were employed by USD and, in addition to their responsibilities related to our business, also performed services for USD that were unrelated to us. For 2013, none of the individuals who served as executive officers of our business received in excess of $100,000 of total compensation with respect to their services that would pertain or be allocable to us. In addition, for Mr. Borgen, who was the principal executive officer of our business in 2013, no amounts of compensation were separately allocated to us and, following the consummation of this offering, we anticipate that he will devote substantially less than a majority of his working time to matters relating to our business, such that any compensation he receives in relation to services performed for us will not comprise a material amount of his total compensation. Following the consummation of this offering, compensation for all of our executive officers will continue to be determined and paid by USD or its affiliates, subject to partial reimbursement by us, as described above, except for awards that may be granted under our equity compensation plans, which are described below, which awards will be determined and granted by the board of directors of our general partner or one of its applicable committees.

For additional information, please refer to the discussion below under the heading “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

Compensation of Our Directors

In connection with this offering, our general partner intends to adopt a director compensation policy pursuant to which directors who are not officers, employees or paid consultants or advisors of us or our general partner may receive a combination of cash and restricted common unit grants as compensation for attending meetings of the board of directors of our general partner and any committees thereof. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. Officers, employees or paid consultants or advisors of us or our general partner or its affiliates who also serve as directors will not receive additional compensation for their service as directors. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

Our Long-Term Incentive Plan

Our general partner intends to adopt the USD Partners LP 2014 Long-Term Incentive Plan, or the LTIP, for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards under the plan. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient’s continued service during the vesting period, as well as to align recipients’ long-term interests with those of our unitholders. The plan will be administered by the board of directors of our general partner or any committee thereof that may be established for such purpose or to which the board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees any other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to             common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The plan administrator, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options and appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards

Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the administrator of the LTIP may establish.

Profits Interest Units

Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards

The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, an other unit-based award may be paid in cash and/or in units (including restricted units), or any combination thereof as the plan administrator may determine.

Source of Common Units

Common units to be delivered with respect to awards may be newly issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control

If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event and will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service

The consequences of the termination of a grantee’s employment, membership on our general partner’s board of directors or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan

The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

Awards to Be Granted Under the LTIP Upon Consummation of this Offering

In connection with this offering, we expect that our general partner will make grants of phantom units to certain of our executive officers and other key employees. These awards will be in amounts and subject to such terms and conditions, including vesting restrictions, which have not yet been determined.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of USD Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5.0% or more of the units, by each director of USD Partners GP LLC, our general partner, by each named executive officer and by all directors and officers of our general partner as a group and assumes no exercise of the underwriters’ over-allotment option to purchase additional common units.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of                 , 2014, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable. The percentage of units beneficially owned is based on a total of             common units and             subordinated units outstanding immediately following this offering.

The following table does not include any common units that officers, directors, employees and certain other persons associated with us purchase in this offering through the directed unit program described under “Underwriting.”

Name of Beneficial Owner(1)	Common Units to Be Beneficially Owned	Percentage of Common Units to Be Beneficially Owned	Subordinated Units to Be Beneficially Owned	Percentage of Subordinated Units to Be Beneficially Owned	Percentage of Total Common Units and Subordinated Units to Be Beneficially Owned
USD Group LLC(2)
Directors/Named Executive Officers
Dan Borgen
Mike Curry
Brad Sanders
All Directors and Executive Officers as a group (8 persons)

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 811 Main Street, Suite 2800, Houston, TX 77002.
(2)	USD is the parent company of USD Group LLC, and is the sole owner of the member interests of our general partner. USD is the owner of common units and subordinated units. USD Group LLC is managed by a person board of directors consisting of . each disclaim beneficial ownership of the units owned by USD Group LLC.
*	The percentage of units beneficially owned by each director or each executive officer does not exceed 1.0% of the common units outstanding. The percentage of units beneficially owned by all directors and executive officers as a group does not exceed 1.0% of the common units outstanding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, USD Group LLC will own              common units and subordinated units representing a     % limited partner interest in us. In addition, our general partner will own              general partner units representing a 2.0% general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of USD Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution of the assets and liabilities to us	common units;

subordinated units;

general partner units representing a 2.0% general partner interest in us;

the incentive distribution rights; and

$ million cash distribution of the net proceeds of the offering.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of 98.0% to the unitholders pro rata, including USD Group LLC, as holder of an aggregate of common units and subordinated units, and 2.0% to our general partner, assuming it makes any capital contributions necessary to maintain its 2.0% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle USD Group LLC to increasing percentages of the distributions, up to 48.0% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, USD Group LLC, our general partner and their affiliates would receive an annual distribution of approximately $ million on the 2.0% general partner interest and $ million on their common units and subordinated units.

Payments to our general partner and its affiliates

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. Under our omnibus agreement, we will pay to USD an annual fee for the provision of various centralized administrative services for our benefit. We will also reimburse USD for any additional out-of-pocket costs and expenses incurred by USD and its affiliates in providing general and administrative expenses associated with our terminals to us. For the twelve months ending September 30, 2015, we estimate that these expenses, including the annual fee, will be approximately $     million, which includes, among other items, compensation expense for all employees required to manage and operate our business. Please read “—Agreements Governing the Transactions—Omnibus Agreement” below and “Management—Executive Compensation.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties have entered into or will enter into the various agreements that will affect the transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with USD will be generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds of this offering.

Omnibus Agreement

At the closing of this offering, we will enter into an omnibus agreement with USD, certain of its subsidiaries and our general partner that will address the following matters:

•

our payment of an annual amount to USD, initially in the amount of approximately $             million, for providing certain general and administrative services by USD and its affiliates, which annual amount includes a fixed annual fee of $2.5 million for providing certain executive management services by certain officers of our general partner. Other portions of this annual amount will be based on the costs actually incurred by USD and its affiliates in providing the services;

•

our right of first offer to acquire the Hardisty Phase II and Hardisty Phase III projects as well as other additional midstream infrastructure assets and businesses that USD may construct or acquire in the future;

•

our obligation to reimburse USD for any out-of-pocket costs and expenses incurred by USD in providing general and administrative services (which reimbursement is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement), as well as any other out-of-pocket expenses incurred by USD on our behalf;

•

an indemnity by USD for certain environmental and other liabilities, and our obligation to indemnify USD and its subsidiaries for events and conditions associated with the operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent USD is not required to indemnify us; and

•

so long as USD controls our general partner, the omnibus agreement will remain in full force and effect. If USD ceases to control our general partner, either party may terminate the omnibus agreement, provided that the indemnification obligations will remain in full force and effect in accordance with their terms.

Payment of Annual Fee and Reimbursement of Expenses

We will pay USD, in equal monthly installments, the annual amount USD estimates will be payable by us to USD during that calendar year for providing services for our benefit. We will reimburse USD for any out-of-pocket costs and expenses incurred by USD in providing general and administrative services to us. This reimbursement will be in addition to our reimbursement of our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement.

Right of First Offer

Under the omnibus agreement, until the 7th anniversary of the closing of this offering, prior to engaging in any negotiation regarding the sale, transfer or disposition of (i) the Hardisty Phase II project, (ii) the Hardisty Phase III project or (iii) any other midstream infrastructure assets and business that USD may develop, construct or acquire, USD will deliver a written notice to us setting forth the material terms and conditions upon which USD would sell or transfer such assets or businesses to us. Following the receipt of such notice, we will have 60 days to determine whether the asset is suitable for our business at that particular time, and to propose a transaction with USD. We and USD will then have 60 days to negotiate in good faith to reach an agreement on such transaction.

Our decision to make any offer will require the approval of the conflicts committee of the board of directors of our general partner. The consummation and timing of any acquisition by us of the assets covered by our right of first offer will depend on, among other things, USD’s decision to sell an asset covered by our right of first offer, our ability to reach an agreement with USD on price and other terms and our ability to obtain financing on acceptable terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and USD is under no obligation to accept any offer that we may choose to make.

Indemnification

Under the omnibus agreement, USD will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the third anniversary of the closing of this offering, and will be subject to an aggregate deductible of $         before we are entitled to indemnification. There will be a $10.0 million cap on the amount for which USD will indemnify us under the omnibus agreement with respect to environmental claims once we meet the deductible, if applicable. USD will also indemnify us for certain defects in title to the assets contributed to us and failure to obtain certain consents, licenses and permits necessary to conduct our business, including the cost of curing any such condition.

USD will also indemnify us for liabilities relating to:

•

the assets contributed to us, other than environmental liabilities, that arise out of the ownership or operation of the assets prior to the closing of this offering and that are asserted prior to the third anniversary of the closing of this offering;

•	events and conditions associated with any assets retained by USD; and

•

all tax liabilities attributable to the assets contributed to us arising prior to the closing of this offering or otherwise related to USD’s contribution of those assets to us in connection with this offering.

Other Agreements with USD and Related Parties

We have entered into a terminal services agreement with USD Marketing LLC, a wholly-owned subsidiary of USD, to provide terminalling services at our Hardisty rail terminal. The terms and conditions of this agreement are similar to the terms and conditions of third-party terminal services agreements at the Hardisty rail terminal. Please read “Business—Hardisty Rail Terminal Services Agreements.” The aggregate payment under this agreement will be approximately $40.0 million Canadian dollars over the agreement’s five-year term.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The related party transactions policy described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including USD, on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to USD. At the same time, our general partner has a duty to manage our partnership in a manner it believes is in our best interests. Our partnership agreement specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or our limited partners, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates;

•	determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to, or available from, unrelated third parties; or

•

determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third-party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interests of the partnership. Please read “Management—Management of USD Partners LP—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $     million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of USD have a fiduciary duty to make decisions in the best interests of the owners of USD, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including USD, they have fiduciary duties to USD that may cause them to pursue business strategies that disproportionately benefit USD or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as USD, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that permissibly reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation.

Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•

our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interests of our partnership;

•

our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or, in the case of a criminal matter, acted with knowledge that its conduct was criminal; and

•

in resolving conflicts of interest, it will be presumed that in making its decision the general partner, the board of directors of the general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Fiduciary Duties.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

•

expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating, or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash;

•	selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•	forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

•

controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•

purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “Our Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to USD’s call right.

If at any time USD and its controlled affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, USD will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. USD is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. USD may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “Our Partnership Agreement—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business other than those incidental to its ownership of interests in us. However, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us, and may acquire, construct or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially our sponsor) have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be reset to an amount equal to the cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our sponsor would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our sponsor may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits our general partner by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of our general partner to attract and retain experienced and capable directors. Replacing the fiduciary duty standards represents a detriment to our public unitholders because it restricts the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards replace the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any such units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards replace the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third-party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was criminal. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “Our Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.”

Transfer Agent and Registrar

Duties

                    will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of, and standard of care applicable to, our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized in June 2014 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us and our current or future subsidiaries to engage in activities other than the business of acquiring, developing and operating energy-related rail terminals and other high-quality and complementary midstream infrastructure assets and businesses, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, please read “—Issuance of Additional Interests.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

while any subordinated units remain outstanding, the approval of a majority of the common units, excluding those common units held by USD Group LLC and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after all subordinated units have been converted into common units, the approval of a majority of the common units, voting as a single class.

In voting their common and subordinated units, our USD Group LLC and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2024 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer any or all of its general partner interest to an affiliate of another person without a vote of our unitholders. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in Our General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20.0% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. The Delaware Act generally provides that a limited partner does not participate in the control of the business within the meaning of the Delaware Act by virtue of possessing or exercising the right or power to admit, remove or retain the general partner, amend the partnership agreement or certificate of limited partnership, or cause the taking or refraining from taking of any action with respect to such other matters as are stated in the partnership agreement. However, if a court were to determine that the right, or exercise of the right, by the limited partners as a group to take any action under the partnership agreement constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the closing of this offering, we expect that we and our subsidiaries will conduct business in several jurisdictions and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as a member of our operating subsidiaries through which we conduct operations in the future may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying ourselves and our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or any subsidiaries we may have in the future, or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our current or future subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Upon issuance of additional limited partner interests (other than the issuance of common units upon exercise by the underwriters of their over-allotment option to purchase additional common units, the issuance of common units in connection with a rest of the incentive distribution target levels or the issuance of common units upon conversion of outstanding partnership interests), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests or to make additional capital contributions to us whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, USD Group LLC will own approximately     % of the outstanding common and subordinated units, including     % of our subordinated units (excluding common units purchased by officers, directors, employees and certain other persons affiliated with us under our directed unit program).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners, considered as a whole, or any particular class of limited partners, in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement;

•	are necessary or appropriate in connection with the creation, authorization or issuance of any class or series of partnership securities; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the voting percentage required to take any action other than to remove our general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither we nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2024 our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50.0% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us and its incentive distribution rights without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may appoint a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66   2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33  1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, an affiliate of our general partner will own     % of the outstanding common and subordinated units (excluding common units purchased by officers, directors, employees and certain other persons affiliated with us of our general partner under our directed unit program).

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

all outstanding subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of removal of the general partner, will immediately and automatically will convert into common units on a one-for-one basis, if such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, USD and its affiliates may sell or transfer all or part of their membership interest in our general partner to an affiliate or third party without the approval of our unitholders. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in Our General Partner

At any time, USD and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units and incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove USD Partners GP LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20.0% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read “—Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time USD and its controlled affiliates own more than 80.0% of the then-issued and outstanding limited partner interests of any class, USD will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice.

The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 consecutive trading days preceding the date that is three days before the date the notice is mailed.

As a result of USD’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. USD is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20.0% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20.0% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20.0% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•

any person who is or was serving at the request of a general partner, any departing general partner or any of their respective affiliates as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all direct and indirect expenses they incur or payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner and its affiliates in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for U.S. federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his U.S. federal and state tax liability and in filing his U.S. federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•

information as to the amount of cash, and a description and statement of the agreed value of any other capital contribution, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•

information regarding the status of our business and financial condition (provided that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13(a) of the Exchange Act); and

•	any other information regarding our affairs that our general partner determines is just and reasonable.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of USD Partners GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their over-allotment option to purchase additional common units, our general partner and its affiliates will hold an aggregate of              common units and              subordinated units (or              common units and              subordinated units if the underwriters exercise their over-allotment option to purchase additional units in full). The              subordinated units will convert into common units on a one-for-one basis in separate, sequential tranches, with each tranche comprising 20.0% of the subordinated units outstanding immediately following this offering, and will convert on each business day occurring on or after October 1, 2015. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers, directors, employees and certain other persons affiliated with us under our directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Please read “Underwriting” for a description of these lock-up provisions. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the common units outstanding, which will equal approximately units immediately after this offering; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise:

•	common units owned by our general partner and its affiliates; and

•	any units acquired by our general partner or any of its affiliates, including the directors and officers of our general partner under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

Lock-up Agreements

USD and certain of its affiliates, including our general partner and each of our general partner’s directors and officers, have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of Citigroup Global Markets Inc. and Barclays Capital Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Participants in our directed unit program will be subject to similar restrictions. Please read “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the LTIP. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the Internal Revenue Code), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the Treasury Regulations) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to USD Partners LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in distributable cash flow to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”) and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90.0% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90.0% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	Neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

•

For each taxable year, more than 90.0% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of USD Partners LP will be treated as partners of USD Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of USD Partners LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in USD Partners LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in USD Partners LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income

Subject to the discussion below under “—Tax Consequences of Unit Ownership—Entity-level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50.0% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of the intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts, as adjusted to take into account the unitholders’ share of nonrecourse debt, and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of this offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26.0% on the first $182,500 of alternative minimum taxable income in excess of the exemption amount and 28.0% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20.0%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax, or NIIT, on certain net investment income earned by individuals, estates and trusts currently applies. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. The U.S. Department of the Treasury and the IRS have issued guidance in the form of proposed and final Treasury Regulations regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (inside basis) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets (common basis) and (ii) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150.0% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Foreign Tax Credits

Subject to detailed limitations set forth in the Internal Revenue Code, a unitholder may elect to claim a credit against its liability for U.S. federal income tax for its share of certain non-U.S. taxes paid by us. The amount and availability of such credit will be dependent upon several factors, such as whether the unitholder has sufficient income from foreign sources, whether such income is in the same foreign tax credit category as our income, and the rate of foreign tax to which our income is subject. Given the complexity of the rules relating to the determination of the foreign tax credit, prospective unitholders are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. Unitholders who do not elect to claim foreign tax credits may instead claim a deduction for their shares of foreign taxes paid by us.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50.0% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50.0% threshold has been met, multiple sales of the same interest will be counted only once. Immediately after this offering, USD will own     % of the total interests in our capital and profits. Therefore, a transfer by USD of all or a portion of its interests in us could result in a termination of us as a partnership for federal income tax purposes. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has provided a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30.0%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5.0% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50.0% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1.0% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1.0% interest in profits or by any group of unitholders having in the aggregate at least a 5.0% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30.0% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (FDAP Income), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States (Gross Proceeds) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30.0% on payments to noncompliant foreign financial institutions and certain other account holders.

These rules generally will apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

(1)	a person that is not a U.S. person;

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3)	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties

An additional tax equal to 20.0% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10.0% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150.0% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200.0% or more (or 50.0% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5.0 million or 10.0% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200.0% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40.0%. We do not anticipate making any valuation misstatements.

In addition, the 20.0% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40.0%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Alberta, Canada, California and Texas. Most of these jurisdictions imposes an income tax on corporations and other entities and also imposes a personal income tax on individuals. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

NON-UNITED STATES TAX CONSEQUENCES

Canadian Tax Consequences

The following is a discussion of the material Canadian tax consequences that may be relevant to prospective unitholders who are not (and have not been) resident in Canada for Canadian tax purposes, or “non-Canadian Holders.”

Prospective unitholders who are (or have been) resident in Canada for Canadian tax purposes are urged to consult their own tax advisors regarding the potential Canadian tax consequences to them of an investment in our common units.

The discussion that follows is based upon existing Canadian legislation, case law and current Canadian tax authorities’ practice and policy as of the date of this prospectus, all of which may change, possibly with retroactive effect. Changes in legislation, case law and the practice and policy of Canadian tax authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below. For example, although no specific legislation has been proposed, the Canada Revenue Agency has indicated that it is considering proposing legislation that would deny certain non-Canadian persons benefits under Canadian tax treaties.

Taxation of Income

Our Canadian operations are held through indirect wholly-owned subsidiaries (Canadian Subsidiaries) of USD Partners LP, which are considered corporations resident in Canada for purposes of the Income Tax Act (Canada) (Canadian Tax Act).

A resident of Canada is subject to Canadian federal income taxation on its worldwide income. Accordingly, the Canadian Subsidiaries will be subject to Canadian federal and provincial income taxes based on the income of the Canadian Subsidiaries computed for purposes of the Canadian Tax Act. As a result, the amount of cash available for distribution to the unitholders of USD Partners LP will be reduced by any Canadian income tax obligations or any withholding tax obligations of the Canadian Subsidiaries, both as discussed in more detail below.

Distributions by the Canadian Subsidiaries to their parent will be considered dividends, or in certain limited circumstances, a return of capital. A dividend from a corporation resident in Canada to a non-resident of Canada would generally be subject to withholding tax under the Canadian Tax Act, subject to possible reduction under any applicable income tax treaty or convention. The Canadian Subsidiaries are direct wholly-owned subsidiaries of a Luxembourg Societe a Responsabilite Limitee (SARL) that is wholly-owned by USD Partners LP. As such, we are of the view that the Canada-Luxembourg Treaty applies to the extent that dividends are paid by the Canadian Subsidiaries to the SARL.

Taxation of Unitholders

Non-Canadian Holders generally will not be subject to Canadian federal income tax or have any tax filing obligations in Canada with respect to their ownership of units in USD Partners LP. A non-Canadian Holder will be, generally speaking, only subject to Canadian federal income tax on: (1) income from carrying on business in Canada, (2) gains realized on the disposition of “taxable Canadian property” as defined in the Canadian Tax Act and (3) certain types of Canadian source income from property such as interest, dividends, rents and royalties.

A non-Canadian Holder, and USD Partners LP itself, will generally not be considered to be carrying on business in Canada by virtue only of its indirect ownership interest in the Canadian Subsidiaries.

The units of USD Partners LP will not be considered “taxable Canadian property” provided that such units do not, at any time during the prior 60-month period, derive more than 50% of their fair market value, directly or indirectly, from (i) real property situated in Canada, (ii) Canadian resource properties, as defined in the Canadian Tax Act, (iii) timber resource properties, as defined in the Canadian Tax Act, and (iv) options in respect of, or interests in property described in (i) to (iii), whether or not such property exists. Although this determination is based on future facts and circumstances and potentially subject to challenge, at the time of this offering, we are of the view that the units of USD Partners LP are not taxable Canadian property for purposes of the Canadian Tax Act.

We do not expect to receive direct payments of Canadian source income from property. As such, we do not expect a non-Canadian holder to be subject to tax liabilities associated with this type of income.

Luxembourg Tax Consequences

The following is a discussion of the material Luxembourg tax consequences that may be relevant to prospective unitholders who are not and have not been resident of Luxembourg for Luxembourg tax purposes.

Prospective unitholders who are, or have been, resident of Luxembourg for Luxembourg tax purposes are urged to consult their own tax advisors regarding the potential Luxembourg tax consequences to them of an investment in our common units.

The discussion that follows is based upon existing Luxembourg legislation, case law and current Luxembourg tax authorities’ practice and policy as of the date of this prospectus, all of which may change, possibly with retroactive effect. Changes in legislation, case law and the practice and policy of Luxembourg tax authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.

Distributions

We hold our equity interests in the Canadian Subsidiaries through Luxembourg SARLs. The SARLs are Luxembourg tax resident companies and are each liable to corporate tax in Luxembourg on their respective worldwide income.

The participation held by each of the SARLs in the Canadian Subsidiaries is, under certain conditions, eligible to a participation exemption regime in Luxembourg. Therefore, dividend income and capital gains derived from the Canadian Subsidiaries are exempt from corporation tax in Luxembourg to the extent that (i) their holding percentage in the share capital of their respective Canadian Subsidiary will not drop below 10.0% and (ii) the minimum participation referred to under (i) above will ultimately be held for an uninterrupted period of at least 12 month (following the initial acquisition of the shares in the Canadian Subsidiaries). A participation referred to under (i) above is also exempt from net worth tax in Luxembourg under the same conditions as for dividend albeit no minimum holding period required.

We expect to receive distributions from the SARLs primarily in the form of buy-back proceeds following the buy-back of an entire class of shares of each of the SARLs, which is not subject to dividend withholding tax in Luxembourg under certain conditions that are expected to be met. We may, however, under certain circumstances receive a dividend distribution from the SARLs, which would be subject to a 15.0% withholding tax in Luxembourg (subject to any reduction under the applicable double tax treaty).

We will be subject to taxation in Luxembourg only in the event we derive income from a permanent establishment or permanent representative in Luxembourg. We are of the view that we will not be regarded as having a fixed place of business, established for undertaking an industrial or commercial activity in Luxembourg, and should therefore not be considered to have a permanent establishment or permanent representative in Luxembourg.

Finally, should we realize any capital gain upon disposal of shares in the SARLs occurring within 6 months following the acquisition of such shares, those capital gains may be subject to taxation in Luxembourg. In the event we qualify as transparent entities for Luxembourg tax purposes, any capital gain realized by any of our investors upon disposal of their investment within a period of six months following its acquisition, may be subject to taxation in Luxembourg but only to the extent such investor is deemed to hold a substantial shareholding in the SARLs which is the case if such interest represents an indirect investment of more than 10.0% in the share capital of one of the SARLs.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER ITS PARTICULAR CIRCUMSTANCES.

INVESTMENT IN USD PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The U.S. Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by the Employee Benefit Plan are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25.0% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and certain other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Citigroup Global Markets Inc. and Barclays Capital Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.
Barclays Capital Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters’ over-allotment option to purchase additional common units described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per common unit. If all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our officers and directors, our general partner and USD Group LLC have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Barclays Capital Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units, subject to specified exceptions. Citigroup Global Markets Inc. and Barclays Capital Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

At our request, the underwriters have reserved up to     % of the units for sale at the initial public offering price to persons who are for officers, directors, employees and certain other persons associated with us through a directed unit program. The number of units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying units through the directed units program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc. and Barclays Capital Inc., dispose of or hedge any units or any securities convertible into or exchangeable for our common units with respect to units purchased in the program. For certain officers, directors and employees purchasing units through the directed units program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup Global Markets Inc. and Barclays Capital Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We intend to apply to list our common units on the New York Stock Exchange under the symbol “USDP”.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional common units from us.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay Evercore Group, L.L.C., Citigroup Global Markets Inc. and Barclays Capital Inc. an aggregate structuring fee equal to     % of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

We estimate that our portion of the total expenses of this offering, not including the underwriting discount and structuring fee, will be approximately $        .

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option to purchase additional common units, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ over-allotment option to purchase additional common units.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ over-allotment option to purchase additional common units.

•

Covering transactions involve purchases of common units either pursuant to the underwriters’ over-allotment option to purchase additional common units or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the over-allotment option to purchase additional common units. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the underwriters’ over-allotment option to purchase additional common units.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common units. They may also cause the price of our common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, affiliates of the underwriters are lenders, and in some cases agents or managers for the lenders, under our new credit agreement.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the relevant member state, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i)	if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”).

Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each joint book-running manager has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA received by it in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus (the “Securities”) in circumstances in which Section 21(1) of FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1 in connection with Section 2 no. 6 of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no.1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to buy or the solicitation or an offer to sell our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this document is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

VALIDITY OF THE COMMON UNITS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The combined financial statements of USD Partners LP Predecessor as of December 31, 2013 and 2012, and for the years then ended, included in this prospectus have been audited by UHY LLP, an independent registered public accounting firm as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information described in the registration statement and related exhibits, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.usdpartnerslp.com and we will make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	actions taken by our customers and competitors;

•	the supply of, and demand for, crude oil and biofuel rail terminalling services;

•	our ability to successfully implement our business plan;

•	our ability to complete internal growth projects on time and on budget;

•	the price and availability of debt and equity financing;

•	operating hazards and other risks incidental to handling crude oil and biofuels;

•	natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	interest rates;

•	labor relations;

•	large customer defaults;

•	change in availability and cost of capital;

•	changes in tax status;

•	the effect of existing and future laws and government regulations;

•	changes in insurance markets impacting cost and the level and types of coverage available;

•	disruptions due to equipment interruption or failure at our facilities or third-party facilities on which our business is dependent;

•	the effects of future litigation; and

•	certain factors discussed elsewhere in this prospectus.

Forward-looking statements speak only as of the date on which they are made. While we may update these statements from time to time, we are not required to do so other than pursuant to the securities law.

USD PARTNERS LP

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma combined balance sheet of USD Partners, LP (the “Partnership”), as of March 31, 2014, and the unaudited pro forma combined statements of operations of the Partnership for the year ended December 31, 2013 and the three months ended March 31, 2014. The pro forma combined financial statements of the Partnership have been derived from the historical combined financial statements of USD Partners LP Predecessor (the “Predecessor”), set forth elsewhere in this prospectus. The unaudited pro forma combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for U.S. federal income tax purposes. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and with the historical combined financial statements and related notes set forth elsewhere in this prospectus.

The Partnership will own and operate the assets of the Predecessor effective as of the closing of this offering. The contribution of the Predecessor’s assets to us by USD Group LLC (“USD” or the “Parent”), a subsidiary of US Development Group, LLC, will be recorded at historical cost as it is considered to be a reorganization of entities under common control.

The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on March 31, 2014 in the case of the pro forma balance sheet, and on January 1, 2013 in the case of the pro forma statements of operations for the year ended December 31, 2013 and the three months ended March 31, 2014. The pro forma adjustments described below are based upon currently available information and certain estimates and assumptions. As a result, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma combined financial information.

The unaudited pro forma financial data gives pro forma effect to the matters described in the notes hereto, including:

•	the contribution to the Partnership of the subsidiaries of USD comprising the Predecessor;

•

the execution of a new $300.0 million senior secured credit facility, which is comprised of a $200.0 million revolving credit facility and a $100.0 million term loan facility that we have assumed was fully drawn in the amount of $100.0 million during the pro forma periods presented, and the amortization of deferred financing costs and unused commitment fees associated with the revolving credit facility;

•

the consummation of this offering and our issuance of              common units to the public,              general partner units to our general partner and              common units,              subordinated units and the incentive distribution rights to affiliates of USD;

•	the payment of underwriting discounts and commissions and a structuring fee;

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The pro forma financial data does not give effect to an estimated $2.1 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly-traded partnership. In addition, we do not give pro forma effect for the costs we will incur under the omnibus agreement that we will enter into with USD as of the closing of this offering, as those adjustments in the aggregate yielded a similar result to the costs that our Predecessor incurred historically.

The unaudited pro forma combined financial statements may not be indicative of the results that actually would have occurred or that would be obtained in the future if the Partnership had assumed the operations of USD and consummated the transactions described above on the dates indicated or that would be obtained in the future.

USD PARTNERS LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF MARCH 31, 2014

(in thousands)

	Predecessor Historical	Pro Forma Adjustments				Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$11,081	$		(a	)	$
				(b	)
			(30,301)	(c	)
			(67,030)	(d	)
			100,000	(e	)
			(1,750)	(f	)
				(h	)
Accounts receivable	2,119		—				2,119
Prepaid rent, current portion	1,211		—				1,211
Prepaid expenses and other current assets	2,031		—				2,031
Current assets — discontinued operations	829		—				829

Total current assets	17,271
Total property and equipment, net	73,167		—				73,167
Prepaid rent, net of current portion	5,177		—				5,177
Deferred financing costs, net	757		993	(f	)		1,750

Total assets	$96,372	$				$

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	5,754		(301)	(c	)		5,453
Loan from parent	67,030		(67,030)	(d	)		—
Credit facility, current portion	30,000		(30,000)	(c	)		—
Deferred revenue, current portion	1,201		—				1,201
Other current liabilities	4,439		—				4,439
Current liabilities — discontinued operations	3,336		—				3,336

Total current liabilities	111,760		(97,331)				14,429
Long term debt	—		100,000	(e	)		100,000
Deferred revenue, net of current portion	6,952		—				6,952
Commitments and contingencies
Owners’ equity (deficit):
Owners’ equity (deficit)	(22,340)			(a	)
				(b	)
				(h	)
			(757)	(f	)
Common units — public				(g	)
Common units — USD				(g	)
Subordinated units — USD				(g	)
General partner equity				(g	)

Total equity (deficit)	(22,340)

Total liabilities and owners’ equity (deficit)	$96,372	$				$

See Notes to Unaudited Pro Forma Combined Financial Statements.

USD PARTNERS LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands, except unit and per unit data)

	Predecessor Historical	Pro forma Adjustments		Pro Forma
Revenues:
Terminalling services	$7,130	$—			$7,130
Fleet services	14,769	—			14,769
Freight and other reimbursables	4,402	—			4,402

Total revenues	26,301	—			26,301

Operating costs:
Subcontracted rail services	1,898	—			1,898
Fleet services	13,572	—			13,572
Freight and other reimbursables	4,402	—			4,402
Selling, general & administrative	4,458	—			4,458
Depreciation	502	—			502

Total operating costs	24,832	—			24,832

Operating income	1,469				1,469
Interest expense	(3,241)	3,241	(i)		(3,653)
		(2,903	)(j)
		(750	)(k)
Other expense, net	(39)	—			(39)

Loss from continuing operations before provision for income taxes	(1,811)	(412)			(2,223)
Provision for income taxes	30	—			30

Loss from continuing operations	$(1,841)	$(412)			$(2,253)

General partner’s interest in loss from continuing operations				$
Limited partners’ interest in loss from continuing operations				$
Common units				$
Subordinated units				$
Weighted average number of limited partner units outstanding:
Common units (basic and diluted)
Subordinated units (basic and diluted)

See Notes to Unaudited Pro Forma Combined Financial Statements.

USD PARTNERS LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2014

(in thousands, except unit and per unit data)

	Predecessor Historical	Pro forma Adjustments			Pro Forma
Revenues:
Terminalling services	$1,578	$—				$1,578
Fleet services	2,629	—				2,629
Freight and other reimbursables	1,278	—				1,278

Total revenues	5,485	—				5,485

Operating costs:
Subcontracted rail services	480	—				480
Fleet services	2,174	—				2,174
Freight and other reimbursables	1,278	—				1,278
Selling, general & administrative	1,419	—				1,419
Depreciation	126	—				126

Total operating costs	5,477	—				5,477

Operating income	8					8
Interest expense	(943)	943	(i	)		(904)
		(717)	(j	)
		(187)	(k	)
Other expense, net	(130)	—				(130)

Loss from continuing operations before provision for income taxes	(1,065)	39				(1,026)
Provision for income taxes	6	—				6

Loss from continuing operations	$(1,071)	$39				$(1,032)

General partner’s interest in loss from continuing operations					$
Limited partners’ interest in loss from continuing operations					$
Common units					$
Subordinated units					$
Weighted average number of limited partner units outstanding:
Common units (basic and diluted)
Subordinated units (basic and diluted)						.

See Notes to Unaudited Pro Forma Combined Financial Statements.

USD PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The unaudited pro forma combined balance sheet of USD Partners LP (“USD Partners”) as of March 31, 2014, and the related unaudited pro forma combined statements of operations for the year ended December 31, 2013 and the three months ended March 31, 2014 are derived from the historical combined financial statements of our Predecessor included elsewhere in the prospectus.

Upon completion of this offering, USD Partners anticipates incurring $2.1 million of incremental selling, general and administrative expenses as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, registered independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NYSE listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma combined financial statements do not reflect these incremental external general and administrative expenses.

Note 2. Unaudited Pro Forma Combined Balance Sheet Adjustments

The following adjustments to the unaudited pro forma combined balance sheet assume the following transactions occurred on March 31, 2014:

(a)	Reflects the estimated proceeds to USD of $ million from the issuance of common units at an assumed public offering price of $ per common unit.

(b)	Reflects the payment of estimated underwriter discounts and commissions and structuring fees totaling $ million. These fees will be allocated to the public common units.

(c)	Represents proceeds from the public offering of common units used to pay down the existing revolving credit facility of $30.0 million and the related accrued interest of $0.3 million.

(d)	Represents proceeds from the public offering of common units used to pay the loan payable of $67.0 million due to USD.

(e)	Reflects $100.0 million from borrowings under our new term loan.

(f)	Represents $1.8 million of debt issuance costs incurred in connection with entering into our new revolving credit facility net of $0.8 million of historical debt issuance costs written off due to repayment of the existing revolving credit facility.

(g)	Represents the conversion of the adjusted equity of the Predecessor of $ from owners’ equity to common and subordinated limited partner equity of the Partnership and the general partner’s equity in the Partnership. The conversion is as follows:

•	$ for common units;
•	$ for subordinated units; and
•	$ for the general partner’s interest.

(h)	Reflects a $ million cash distribution to USD.

Note 3. Unaudited Pro Forma Combined Statements of Operations Adjustments

The following adjustments to the pro forma combined statements of operations assume the above-noted transactions occurred on January 1, 2013:

(i)	Reflects the impact of removing $3.2 million and $0.9 million of interest expense and amortization of deferred financing costs related to the existing revolving credit facility for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

USD PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(j)	Represents $2.9 million and $0.7 million of interest expense and amortization of deferred financing costs relating to the $100.0 million term loan borrowings under our new senior secured credit facility for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

(k)	Reflects the increase of $0.8 million and $0.2 million of commitment fees relating to the $200.0 million revolving credit facility for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

Note 4. Unaudited Pro Forma Net Earnings per Unit

Unaudited pro forma loss from continuing operations per unit is determined by dividing the unaudited pro forma net earnings available to common and subordinated unitholders of USD Partners by the number of common and subordinated units to be issued to our Parent in exchange for all of the outstanding equity interests in USD Partners, plus the number of common units expected to be sold to fund the distribution and debt repayment. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be          units and          units, respectively. If the underwriters exercise their option to purchase additional common units in full, the total number of common units outstanding on a pro forma basis will not change. If the incentive distribution rights to be issued to our controlling shareholder and our parent had been outstanding from January 1, 2013, then based on the amount of unaudited pro forma net income for the year ended December 31, 2013 and the three months ended March 31, 2014, no distribution in respect of the incentive distribution rights would have been made. Accordingly, no effect has been given to the incentive distribution rights in computing unaudited pro forma earnings per common unit for the year ended December 31, 2013 and the three months ended March 31, 2014.

All units were assumed to have been outstanding since the beginning of the periods presented. Basic and diluted pro forma net earnings per unit are the same, as there are no potentially dilutive units expected to be outstanding at the closing of the offering.

USD PARTNERS LP PREDECESSOR

CONDENSED COMBINED BALANCE SHEETS

(in thousands)

	March 31, 2014	December 31, 2013
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,081	$6,151
Accounts receivable	2,119	1,587
Accounts receivable — related party	—	402
Prepaid rent, current portion	1,211	983
Prepaid expenses and other current assets	2,031	1,977
Current assets — discontinued operations	829	30,076

Total current assets	17,271	41,176
Property and equipment, net	73,167	61,364
Prepaid rent, net of current portion	5,177	4,278
Deferred financing costs, net	757	450

Total assets	$96,372	$107,268

LIABILITIES AND OWNER’S EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	5,754	7,073
Loan from parent	67,030	50,991
Credit facility, current portion	30,000	—
Deferred revenue, current portion	1,097	1,563
Deferred revenue, current portion — related party	104	—
Other current liabilities	4,439	3,656
Current liabilities — discontinued operations	3,336	5,835

Total current liabilities	111,760	69,118
Credit facility, net of current portion	—	30,000
Deferred revenue, net of current portion	5,562	4,585
Deferred revenue — related party	1,390	962

Commitments and contingencies

Owner’s equity (deficit)	(22,340)	2,603

Total liabilities and owner’s equity (deficit)	$96,372	$107,268

See Notes to Condensed Combined Financial Statements.

USD PARTNERS LP PREDECESSOR

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2014	2013
Revenues:
Terminalling services	$1,578	$1,777
Fleet services	2,275	5,801
Fleet services — related party	354	194
Freight and other reimbursables	1,088	289
Freight and other reimbursables — related party	190	—

Total revenues	5,485	8,061

Operating costs:
Subcontracted rail services	480	469
Fleet services	2,174	5,687
Freight and other reimbursables	1,278	289
Selling, general & administrative	1,419	983
Depreciation	126	124

Total operating costs	5,477	7,552

Operating income	8	509
Interest expense	943	768
Other expense, net	130	—

Loss from continuing operations before provision for income taxes	(1,065)	(259)
Provision for income taxes	6	5

Loss from continuing operations	(1,071)	(264)
Discontinued operations:
Income from discontinued operations	225	271
Gain on sale of discontinued operations	—	3,778

Net income (loss)	(846)	3,785
Other comprehensive income (loss) — foreign currency translation	54	(159)

Comprehensive income (loss)	$(792)	$3,626

See Notes to Condensed Combined Financial Statements.

USD PARTNERS LP PREDECESSOR

CONDENSED COMBINED STATEMENTS OF OWNER’S EQUITY (DEFICIT)

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(in thousands)

(unaudited)

	Contributed Capital and Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2013	$4,003	$(1,400)	$2,603

Net loss	(846)	—	(846)
Net distributions to Parent	(24,151)	—	(24,151)
Cumulative translation adjustment	—	54	54

Balance, March 31, 2014	$(20,994)	$(1,346)	$(22,340)

See Notes to Condensed Combined Financial Statements.

USD PARTNERS LP PREDECESSOR

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2014	2013
Cash flows from operating activities:
Net income (loss)	$(846)	$3,785
Income from discontinued operations	(225)	(271)
Gain on sale of discontinued operations	—	(3,778)

Loss from continuing operations	(1,071)	(264)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities:
Depreciation of property and equipment	126	124
Amortization of deferred financing costs	450	322
Changes in operating assets and liabilities:
Accounts receivable	(562)	(3,032)
Accounts receivable — related party	402	—
Prepaid rent	(1,127)	(70)
Prepaid expenses and other current assets	(111)	(148)
Accounts payable and accrued expenses	(1,124)	(399)
Deferred revenue and other liabilities	1,846	1,778
Deferred revenue — related party	104	194

Net cash used in operating activities	(1,067)	(1,495)

Cash flows from investing activities:
Additions of property and equipment	(13,776)	(2,868)

Net cash used in investing activities	(13,776)	(2,868)

Cash flows from financing activities:
Payments for deferred financing costs	(757)	—
Contributions from (distributions to) parent	(23,926)	6,936
Proceeds from loan from parent	17,714	3,794

Net cash provided by (used in) financing activities	(6,969)	10,730

Cash provided by (used in) discontinued operations:
Net cash provided by (used in) operating activities	(2,500)	5,072
Net cash provided by investing activities	29,473	—
Net cash used in financing activities	(225)	(4,049)

Net cash provided by discontinued operations	26,748	1,023

Effect of exchange rates on cash	(6)	(116)

Net change in cash and cash equivalents	4,930	7,274

Cash and cash equivalents — beginning of period	6,151	4,471

Cash and cash equivalents — end of period	$11,081	$11,745

SUPPLEMENTAL INFORMATION:
Cash paid for income taxes	$5	$5
Cash paid for interest	$446	$456

See Notes to Condensed Combined Financial Statements

USD PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited)

Note 1. Organization and Description of Business

USD Partners LP (the “Partnership”) is a Delaware limited partnership organized on June 5, 2014 and is owned by USD Group, LLC (“USD” or “Parent”). USD is owned by US Development Group, LLC (“USDG”), a consolidated group of logistics facilities and service companies that currently operates in Texas, California, and Canada. In anticipation of an initial public offering (“IPO”) of common units by USD Partners LP, USD identified certain subsidiaries: San Antonio Rail Terminal LLC (“SART”), USD Rail LP (“USDR”), USD Rail Canada ULC (“USDRC”), USD Terminals Canada ULC (“USDTC”), West Colton Rail Terminal LLC (“WCRT”), USD Terminals International (“USDT SARL”), and USD Rail International (“USDR SARL”) (combined, the “Contributed Subsidiaries”) that will be contributed to USD Partners LP.

On December 12, 2012, USDG sold all of its membership interests in five of its subsidiaries (the “Sale”) to a large energy transportation, terminalling, and pipeline company (the “Acquirer”). These subsidiaries included: Bakersfield Crude Terminal LLC (“BCT”), Eagle Ford Crude Terminal LLC (“EFCT”), Niobrara Crude Terminal LLC (“NCT”), St. James Rail Terminal LLC (“SJRT”), and Van Hook Crude Terminal LLC (“VHCT”), collectively known as (the “Discontinued Operations”). See Note 10 — Discontinued Operations for additional details. As a result of the sale, a sixth subsidiary, USD Services LLC (“USDS”), ceased operations and is also included in the results of Discontinued Operations.

The accompanying condensed combined financial statements consist of entities that provide rail logistics services and railcar fleet services and operate terminal facilities for liquid hydrocarbons and petroleum based products. References to “Predecessor,” “we,” “our,” “us,” and similar expressions refer to the Contributed Subsidiaries and the Discontinued Operations.

The Predecessor generates the majority of its revenue and cash flows by providing terminalling services such as railcar loading and unloading for bulk liquid products including crude oil, biofuels and related products. Since we do not own any of the crude oil or refined petroleum products that we handle and do not engage in the trading of crude oil or refined petroleum products, the Predecessor has limited direct exposure to risks associated with fluctuating commodity prices, although these risks indirectly influence our activities and results of operations over the long-term. The Predecessor’s operations consist of two reportable segments see Note 8 — Segment Reporting for additional details.

Note 2. Basis of Presentation

These condensed combined financial statements reflect the historical financial position, results of operations, changes in owner’s equity (deficit) and cash flows of the Predecessor for the periods presented as the Predecessor was historically managed within USDG. The condensed combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of USDG, including the following subsidiaries of the Parent: SART, USDR, USDRC, USDTC, WCRT, USDT SARL, and USDR SARL. The condensed combined financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Predecessor’s condensed combined financial statements may not be indicative of the Predecessor’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated as an independent company during the periods presented.

Certain information and note disclosures commonly included in annual financial statements have been condensed or omitted pursuant to the rules and regulations of the SEC. Accordingly, the accompanying condensed combined financial statements and notes should be read in conjunction with the Predecessor’s annual

USD PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited)

financial statements and notes thereto included elsewhere in the Partnership’s Registration Statement on Form S-1. Management believes that the disclosures made are adequate to make the information not misleading.

The accompanying condensed combined financial statements have been prepared also in accordance with Regulation S-X, Article 3, General Instructions as to Financial Statements and Staff Accounting Bulletin (“SAB”) Topic 1-B, Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. The condensed combined financial statements include expense allocations for certain functions provided by USDG, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance, utilities, and executive compensation. These expenses have been allocated to the Predecessor on the basis of direct usage when identifiable, budgeted volumes or projected revenues, with the remainder allocated evenly across the number of operating entities. During the quarters ended March 31, 2014 and 2013, the Predecessor was allocated general corporate expenses incurred by USDG, which are included within selling, general and administrative expenses in the condensed combined statements of operations and comprehensive income (loss). Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or for the benefit received by the Predecessor during the periods presented. The allocations may not, however, reflect the expenses the Predecessor would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Predecessor had been a stand-alone entity would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. The Predecessor is unable to determine what such costs would have been had the Predecessor been independent. The Partnership’s general partner will provide services to the Partnership pursuant to an omnibus agreement and a service agreement between the parties. The allocations and related estimates and assumptions are described more fully in Note 6 — Transactions with Related Parties.

Subsequent events have been evaluated through the date these financial statements are issued. Any material subsequent events that occurred prior to such date have been properly recognized or disclosed in the condensed combined financial statements.

Note 3. Significant Accounting Policies and Recent Accounting Pronouncements

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates by management include the estimated lives of depreciable property and equipment, recoverability of long-lived assets, and the allowance for doubtful accounts.

Accounts Receivable

Accounts receivable are primarily due from oil and ethanol producing and petroleum refining companies. Management performs ongoing credit evaluations of its customers. When appropriate, the Predecessor estimates allowances for doubtful accounts based on its customers’ financial condition and collection history, and other pertinent factors. Accounts are written-off against the allowance when significantly past due and deemed uncollectible by management. The Predecessor did not have an allowance for doubtful accounts as of March 31, 2014 and December 31, 2013.

USD PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited)

Revenue Recognition

The Predecessor’s revenues are derived from railcar loading and unloading services for bulk liquid products, including crude oil, biofuels, and related products, as well as sourcing railcar fleets and related logistics and maintenance services. The Predecessor recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the buyer’s price is fixed or determinable and collectibility is reasonably assured. In accordance with FASB ASC 605, Revenue Recognition, the Predecessor records revenues for fleet services on a gross basis as the Predecessor is deemed the primary obligor for the services. The Predecessor also records its revenues from reimbursable costs on a gross basis as reimbursements for out-of-pocket expenses incurred in revenues and operating costs.

Terminalling services revenue is recognized when provided based on the contractual rates related to throughput volumes. Certain agreements contain “take-or-pay” provisions whereby the Predecessor is entitled to a minimum throughput fee. We recognize these minimum fees when the customer’s ability to make up the minimum volume has expired, in accordance with the terms of the agreements. Revenue for fleet services and related party administrative services is recognized ratably over the contract period. Revenue for reimbursable costs is recognized as the costs are incurred. The Predecessor has deferred revenues for amounts collected from customers in its Fleet services segment, which will be recognized as revenue when earned pursuant to contractual terms. The Predecessor has prepaid rent associated with these deferred revenues on its railcar leases, which will be recognized as expense when incurred.

Net Earnings (Loss) Per Unit

The Predecessor has omitted net earnings (loss) per unit because the Predecessor has operated under a sole member equity structure for the periods presented.

Recent Accounting Pronouncements

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date (“ASU 2013-04”), regarding accounting for obligations resulting from joint and several liability arrangements. ASU 2013-04 is effective for interim and annual periods beginning January 1, 2014. Early adoption is permitted with retrospective application. The Predecessor adopted the new guidance as of January 1, 2012 and the adoption did not have an impact on the Predecessor’s combined financial position, results of operations or cash flows.

Reporting Amounts Reclassified Out of Accumulated Comprehensive Income

In February 2013, the FASB issued Accounting Standards Update ASU No. 2013-02, Reporting Amounts Reclassified Out of Accumulated Comprehensive Income (“ASU 2013-02”). This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the related notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2012. The Predecessor adopted the new guidance as of January 1, 2012 and the adoption did not have an impact on the Predecessor’s combined financial position, results of operations or cash flows.

USD PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited)

Note 4. Property and Equipment

The Predecessor’s property and equipment consist of the following, in thousands:

	As of		Estimated Useful Lives (Years)
	March 31, 2014	December 31, 2013
Land	$6,052	$6,148	N/A
Trackage and facilities	8,007	8,007	20
Equipment	499	488	5-10
Furniture	5	5	5

Total property and equipment	14,563	14,648
Accumulated depreciation	(1,929)	(1,803)
Construction in progress	60,533	48,519

Property and equipment, net	$73,167	$61,364

The cost of property and equipment classified as “Construction in progress” is excluded from costs being depreciated. These amounts represent property that is not yet suitable to be placed into productive service as of the respective balance sheet date.

Note 5. Credit Facility

In November 2008, the Predecessor, through USDG, entered into a credit agreement (the “Credit Agreement”) with the Bank of Oklahoma consisting of a revolving credit facility with a borrowing capacity of $150.0 million. The Credit Agreement is guaranteed by all USDG subsidiaries. The outstanding balance as of March 31, 2014 and December 31, 2013 was $30.0 million. Interest is at the London Interbank Offered Rate (“LIBOR”) plus a margin based on USDG’s leverage ratio, as defined in the Credit Agreement. The interest rate at March 31, 2014 and December 31, 2013 was 3.90% and 3.92%, respectively. A fee of 0.50% is charged on the unused portion of the revolving credit facility. The maturity date of the credit facility is March 30, 2015, at which time the principal and the unpaid interest is due and payable.

In January 2014, the Credit Agreement was amended and restated to reflect certain changes in its organization structure, to include future additional subsidiaries, and to transfer certain ownership interests in existing subsidiaries. The Predecessor is subject to various covenants associated with the credit facility, including but not limited to, maintaining certain levels of debt service coverage, tangible net worth, and leverage. The Predecessor was in compliance with all of the covenants as of March 31, 2014.

A detail of interest expense from continuing operations is as follows (in thousands):

	Three Months Ended March 31,
	2014	2013
Interest expense on credit facility	$493	$446
Amortization of deferred financing costs	450	322

Total interest expense	$943	$768

Note 6. Transactions with Related Parties

We have entered into purchase, assignment and assumption agreements to assign payment and performance obligations for certain operating lease agreements with lessors and customer fleet service payments related to these operating leases with LRT Logistics Funding LLC (“LRTLF”), USD Fleet Funding LLC (“USDFF”), USD Fleet Funding Canada Inc. (“USDFFCI”), and USD Logistics Funding Canada Inc. (“USDLFCI”), which are

USD PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited)

unconsolidated variable interest entities (the “VIEs”) with the Predecessor. The managing member of the VIEs is majority-owned by related parties of the Predecessor. We are not the primary beneficiary of the VIEs, as we do not have power to direct the activities that most significantly affect the economic performance of the VIEs. Accordingly, we do not consolidate the results of the VIEs in our combined financial statements.

Related Party Revenue and Deferred Revenue

We have entered into agreements to provide administrative services to our unconsolidated VIEs for fixed servicing fees and reimbursement of out-of-pocket expenses.

Related party sales to the VIEs were $0.4 million and $0.2 million during the quarters ended March 31, 2014 and 2013, respectively. These sales are recorded in Fleet services — related party on the accompanying condensed combined statement of operations and comprehensive income (loss).

Related party deferred revenues from the VIEs were $1.5 million and $1.0 million at the periods ended March 31, 2014 and December 31, 2013, respectively. These deferred revenues are recorded in Deferred revenue — related party on the accompanying condensed combined balance sheets.

We have also entered into agreements with J. Aron & Company (“J. Aron”), a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“GS”), to provide terminalling and fleet services, which include reimbursement for certain out-of-pocket expenses, related to the Hardisty rail terminal operations. GS is a principal shareholder of USDG. The terms and conditions of these agreements are similar to the terms and conditions of third-party agreements at the Hardisty rail terminal. J. Aron has entered into assignment arrangements with third parties in respect to portions of these services and may do so again in the future.

Related party sales to J. Aron were $0.2 million and $0 during the quarters ended March 31, 2014 and 2013, respectively. These sales are recorded in Freight and other reimbursables — related party on the accompanying condensed combined statements of operations and comprehensive income (loss). As of March 31, 2014 and December 31, 2013, there was a balance of $0 and $0.4 million, respectively, due from J. Aron recorded on the accompanying condensed combined balance sheets.

Cost Allocations

The total amount charged to the Predecessor for overhead cost allocations for the quarters ended March 31, 2014 and 2013, which is recorded in selling, general and administrative costs was $0.8 million and $0.7 million, respectively.

Loan from USDG

USDTC (“the Borrower”) entered into an unsecured loan facility with USDG (the “USD Loan”) for an initial loan amount of $45.2 million Canadian dollars (“CAD”) with the capacity to increase to $70.0 million CAD. Under the USDG Loan agreement, the Borrower agreed to repay amounts advanced as requested by USDG. The USDG Loan is restricted for purposes of constructing the Borrower’s terminal at Hardisty, Alberta and expenses relating to its operation. There are no interest charges for advanced amounts outstanding nor is there a termination date included within the USDG Loan agreement. The outstanding balance as of March 31, 2014 and December 31, 2013, as included on the accompanying condensed combined balance sheets, was $67.0 million and $51.0 million, respectively.

USD PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited)

Note 7. Commitments and Contingencies

At March 31, 2014, the Predecessor had major construction contracts for approximately $70.5 million, which include approximately $56.8 million in contracts that were completed since inception and $13.7 million to be incurred in future periods.

Of the $4.4 million classified as other current liabilities on the condensed combined balance sheet as of March 31, 2014, $4.3 million consisted of funds necessary to pay construction retention balances related to the build-out of the Hardisty rail terminal.

From time to time, the Predecessor may be involved in legal, tax, regulatory and other proceedings in the ordinary course of business. Management does not believe that we are a party to any litigation that will have a material impact on our financial condition or results of operations.

Note 8. Segment Reporting

The Predecessor manages the business in two reportable segments: Terminalling services segment and Fleet services segment. The Terminalling services segment operates by terminalling and transloading crude oil and biofuels under multi-year, fixed-fee contracts with minimum volume commitments. The Fleet services segment manages a fleet of rail cars to ensure customers’ products are handled safely and efficiently.

The Predecessor’s reportable segments offer different services and are managed accordingly. The Predecessor’s chief operating decision maker (the “CODM”) regularly reviews financial information about both segments in deciding how to allocate resources and evaluate performance. The CODM assesses segment performance based on income (loss) from continuing operations before interest expense, other expense, net, taxes, depreciation, and amortization (“Adjusted EBITDA”).

The following tables summarize the Predecessor’s reportable segment data for continuing operations, in thousands:

	For the Quarter Ended March 31, 2014
	Terminalling services	Fleet services	Total
Revenues
Third party	$1,578	$3,363	$4,941
Related party	—	544	544
Operating costs (excluding depreciation)	1,637	3,714	5,351
Depreciation	126	—	126
Interest expense	943	—	943
Other expense, net	130	—	130
Provision for income taxes	5	1	6

Income (loss) from continuing operations	$(1,263)	$192	$(1,071)

	For the Quarter Ended March 31, 2013
	Terminalling services	Fleet services	Total
Revenues
Third party	$1,777	$6,090	$7,867
Related party	—	194	194
Operating costs (excluding depreciation)	1,417	6,011	7,428
Depreciation	124	—	124
Interest expense	768	—	768
Provision for income taxes	5	—	5

Income (loss) from continuing operations	$(537)	$273	$(264)

USD PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited)

The following table provides a reconciliation of Adjusted EBITDA to loss from continuing operations, in thousands:

	For the Quarter Ended March 31,
	2014	2013
Adjusted EBITDA
Terminalling Services Adjusted EBITDA	$(59)	$360
Fleet Services Adjusted EBITDA	193	273
Depreciation	(126)	(124)
Interest expense	(943)	(768)
Other expense, net	(130)	—
Provision for income taxes	(6)	(5)

Loss from continuing operations	$(1,071)	$(264)

The following table summarizes the Predecessor’s total assets by segment from continuing operations, in thousands:

	As of
	March 31, 2014	December 31, 2013
Terminalling Services	$84,659	$68,995
Fleet Services	10,884	8,197

Total assets	$95,543	$77,192

Note 9. Income Taxes

The Predecessor is treated as a partnership for federal and most state income tax purposes, with each partner being separately taxed on its share of taxable income. The provision for income taxes for the quarters presented includes franchise taxes and tax on the Predecessor’s Canadian operations. For the quarters ended March 31, 2014 and 2013, the Predecessor’s provision for U.S. income taxes consisted of current expenses for state franchise taxes of $6 thousand and $5 thousand, respectively. There was no benefit recorded for losses associated with our Canadian operations since it is currently more likely than not the benefit from the loss carryover will not be realized.

Note 10. Discontinued Operations

On December 12, 2012, USDG sold all of its membership interests in five of its subsidiaries included in the Predecessor’s Terminalling services segment to the Acquirer. The sales price of the subsidiaries was $502.6 million, net of working capital adjustments. For the quarters ended March 31, 2014 and 2013, the Predecessor had $0 and $3.8 million, respectively, recorded as gain on sale of discontinued operations. At the time of the Sale, a sixth subsidiary also included in the Predecessor’s Terminalling services segment, USDS, ceased operations. The financial results of the Predecessor’s operations related to the Discontinued Operations and USDS are reflected as discontinued operations in the condensed combined statements of operations and comprehensive income (loss).

USD PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited)

Assets and liabilities of our Discontinued Operations are as follows, in thousands:

	As of
	March 31, 2014	December 31, 2013
Assets:
Receivables	$829	$603
Cash proceeds placed in escrow related to the Sale	—	29,473

Total assets	$829	$30,076

Liabilities:
Bonus accrued for payment to employees	$3,336	$5,835

Total liabilities	$3,336	$5,835

The following table shows the Predecessor’s results from its Discontinued Operations, in thousands:

	For the Three Months Ended March 31,
	2014	2013
Discontinued operations:
Revenues	$226	$272
Income before provision for income taxes	226	272
Provision for income taxes	1	1
Net income	$225	$271

Continuing Cash Flows from Discontinued Operations

At the time of the Sale, SJRT had an existing contract (the “Contract”) with one of its customers (the “Customer”) in which the Customer would pay SJRT an Incremental Throughput Fee, as defined, for certain volumes coming through SJRT (“Incremental Throughput Fee”). The Incremental Throughput Fee allowed SJRT to participate with the Customer in the value created due to increased market spreads on the price of crude oil. The Incremental Throughput Fee was calculated at a certain percentage of the net differential between the market price of the crude oil volumes and an agreed upon minimum price. Upon the sale of SJRT, the Acquirer agreed to remit the Incremental Throughput Fee to the Predecessor until the expiration of the Contract. The Predecessor received these cash flows through September of 2013. During the quarters ended March 31, 2014 and 2013, $0 and $3.8 million, respectively, are recorded in gain on sale of discontinued operations.

In conjunction with the Sale, the Predecessor ceased its operations at USDS. USDS’s primary operations revolved around a service agreement with the Acquirer related to loading and unloading services. Effective at the closing date of the sale, USDS assigned or terminated any obligations it had in relation to its operations, but continues to receive indirect cash flows. The Predecessor has not participated in any revenue producing activities and expects the cash flows to terminate upon the expiration of the assigned service agreement on February 15, 2015. The proceeds from the assigned service agreement are recorded as income from discontinued operations and are $0.2 million and $0.3 million for the quarters ended March 31, 2014 and 2013, respectively. In the first quarter of 2014, the Predecessor received approximately $29.0 million that was held in escrow related to the Sale.

Note 11. Subsequent Events

In April 2014, the Predecessor drew $67.8 million on the credit facility to pay its loan then outstanding from USDG. As of June 12, 2014, the Predecessor had $97.8 million outstanding under the credit facility.

To manage its foreign currency exchange risk resulting from its Canadian operations, USDG, on behalf of the Predecessor, entered into foreign currency hedge contracts on May 20, 2014 with a total notional amount of $37.2 million. The hedge contracts expire on various dates between December 2014 and December 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers

USD Partners, LP

We have audited the accompanying combined balance sheets of the predecessor to USD Partners LP (the “Predecessor”) as of December 31, 2013 and 2012, and the related combined statements of income and comprehensive income, owner’s equity and cash flows for the years then ended. These combined financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Predecessor is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Predecessor as of December 31, 2013 and 2012, and the combined results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Houston, Texas

                    , 2014

USD PARTNERS LP PREDECESSOR

COMBINED BALANCE SHEETS

(in thousands)

	As of December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$6,151	$4,471
Accounts receivable	1,587	1,019
Accounts receivable — related party	402	—
Prepaid rent, current portion	983	1,566
Prepaid expenses and other current assets	1,977	153
Current assets — discontinued operations	30,076	11,840

Total current assets	41,176	19,049
Property and equipment, net	61,364	7,881
Prepaid rent, net of current portion	4,278	934
Deferred financing costs, net	450	1,609
Other assets — discontinued operations	—	29,461

Total assets	$107,268	$58,934

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accounts payable and accrued expenses	7,073	718
Loan from parent	50,991	266
Deferred revenue, current portion	1,563	1,648
Other current liabilities	3,656	67
Current liabilities — discontinued operations	5,835	11,892

Total current liabilities	69,118	14,591
Credit facility	30,000	30,000
Deferred revenue, net of current portion	4,585	957
Deferred revenue — related party	962	—

Commitments and contingencies
Owner’s equity	2,603	13,386

Total liabilities and owner’s equity	$107,268	$58,934

See Notes to Combined Financial Statements.

USD PARTNERS LP PREDECESSOR

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,
	2013	2012
Revenues:
Terminalling services	$7,130	$8,703
Fleet services	13,807	15,969
Fleet services — related party	962	—
Freight and other reimbursables	1,778	203
Freight and other reimbursables — related party	2,624	—

Total revenues	26,301	24,875

Operating costs:
Subcontracted rail services	1,898	1,847
Fleet services	13,572	15,964
Freight and other reimbursables	4,402	203
Selling, general & administrative	4,458	3,240
Depreciation	502	490

Total operating costs	24,832	21,744

Operating income	1,469	3,131
Interest expense	3,241	2,050
Other expense, net	39	—

Total interest and other expense, net	3,280	2,050

Income (loss) from continuing operations before provision for income taxes	(1,811)	1,081
Provision for income taxes	30	26

Income (loss) from continuing operations	(1,841)	1,055
Discontinued operations:
Income from discontinued operations	948	65,204
Gain on sale of discontinued operations	7,295	394,318

Net income	6,402	460,577
Other comprehensive loss — foreign currency translation	(1,395)	(5)

Comprehensive income	$5,007	$460,572

See Notes to Combined Financial Statements.

USD PARTNERS LP PREDECESSOR

COMBINED STATEMENTS OF OWNER’S EQUITY

(in thousands)

	Contributed Capital and Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2011	$25,119	$—	$25,119

Net income	460,577	—	460,577
Net distributions to Parent	(472,305)	—	(472,305)
Cumulative translation adjustment	—	(5)	(5)

Balance, December 31, 2012	13,391	(5)	13,386

Net income	6,402	—	6,402
Net distributions to Parent	(15,790)	—	(15,790)
Cumulative translation adjustment	—	(1,395)	(1,395)

Balance, December 31, 2013	$4,003	$(1,400)	$2,603

See Notes to Combined Financial Statements.

USD PARTNERS LP PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2013	2012
Cash flows from operating activities:
Net income	$6,402	$460,577
Income from discontinued operations	(948)	(65,204)
Gain on sale of discontinued operations	(7,295)	(394,318)

Income (loss) from continuing operations	(1,841)	1,055
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Depreciation of property and equipment	502	490
Amortization of deferred financing costs	1,420	1,216
Changes in operating assets and liabilities:
Accounts receivable	(602)	(1,019)
Accounts receivable — related party	(402)	—
Prepaid rent	(2,761)	(2,500)
Prepaid expenses and other current assets	(1,892)	—
Accounts payable and accrued expenses	6,590	1,888
Deferred revenue and other liabilities	7,263	668
Deferred revenue — related party	962	—

Net cash provided by operating activities	9,239	1,798

Cash flows from investing activities:
Additions of property and equipment	(56,114)	(773)

Net cash used in investing activities	(56,114)	(773)

Cash flows from financing activities:
Payments on credit facility	—	(15,668)
Payments for deferred financing costs	(261)	(926)
Distributions to parent	(7,547)	(8,899)
Proceeds from loan from parent	52,693	266

Net cash provided by (used in) financing activities	44,885	(25,227)

Cash provided by (used in) discontinued operations:
Net cash provided by operating activities	3,411	52,331
Net cash provided by investing activities	10,000	436,762
Net cash used in financing activities	(8,243)	(463,406)

Net cash provided by discontinued operations	5,168	25,687

Effect of exchange rates on cash	(1,498)	(5)

Net change in cash and cash equivalents	1,680	1,480

Cash and cash equivalents — beginning of year	4,471	2,991

Cash and cash equivalents — end of year	$6,151	$4,471

SUPPLEMENTAL INFORMATION:
Cash paid for income taxes	$26	$38
Cash paid for interest	$1,829	$2,563

See Notes to Combined Financial Statements.

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Organization and Description of Business

USD Partners LP (the “Partnership”) is a Delaware limited partnership organized on June 5, 2014 and is owned by USD Group, LLC (“USD” or “Parent”), USD is owned by US Development Group, LLC (“USDG”), a consolidated group of logistics facilities and service companies that currently operates in Texas, California, and Canada. In anticipation of an initial public offering (“IPO”) of common units by USD Partners LP, USD identified certain subsidiaries: San Antonio Rail Terminal LLC (“SART”), USD Rail LP (“USDR”), USD Rail Canada ULC (“USDRC”), USD Terminals Canada ULC (“USDTC”), West Colton Rail Terminal LLC (“WCRT”), USD Terminals International (“USDT SARL”), and USD Rail International (“USDR SARL”) (combined, the “Contributed Subsidiaries”) that will be contributed to USD Partners LP.

On December 12, 2012, USDG sold all of its membership interests in five of its subsidiaries (the “Sale”) to a large energy transportation, terminalling, and pipeline company (the “Acquirer”). These subsidiaries included: Bakersfield Crude Terminal LLC (“BCT”), Eagle Ford Crude Terminal LLC (“EFCT”), Niobrara Crude Terminal LLC (“NCT”), St. James Rail Terminal LLC (“SJRT”), and Van Hook Crude Terminal LLC (“VHCT”), collectively known as (the “Discontinued Operations”). See Note 11 — Discontinued Operations for additional details. As a result of the sale, a sixth subsidiary, USD Services LLC (“USDS”) ceased operations and is also included in the results of Discontinued Operations.

The accompanying combined financial statements consist of entities that provide rail logistics services and railcar fleet services and operate terminal facilities for liquid hydrocarbons and petroleum based products. References to “Predecessor,” “we,” “our,” “us,” and similar expressions refer to the Contributed Subsidiaries and the Discontinued Operations.

The Predecessor’s principal operations include:

•

San Antonio Rail Terminal — A rail terminal facility located in San Antonio, Texas, that provides ethanol logistics services in the form of railcar-to-truck transfer. The terminal commenced operations in April 2010.

•

West Colton Rail Terminal — A rail terminal facility located in West Colton, California, that provides ethanol logistics services in the form of railcar-to-truck transfer. The terminal commenced operations in November 2009.

•

Hardisty Rail Terminal — A rail terminal facility currently under construction in Hardisty, Alberta, Canada, that will provide crude oil logistics services in the form of pipeline to railcar transfer at the Hardisty hub.

•	USD Rail LP & USD Rail Canada ULC — Railcar fleet sourcing and logistics service providers that operate throughout North America.

The Predecessor generates the majority of its revenue and cash flows by providing terminalling services, including railcar loading and unloading services for bulk liquid products including crude oil, biofuels, and related products. Since we do not own any of the crude oil or refined petroleum products that we handle and do not engage in the trading of crude oil or refined petroleum products, the Predecessor has limited direct exposure to risks associated with fluctuating commodity prices, although these risks indirectly influence our activities and results of operations over the long-term. The Predecessor’s operations consist of two reportable segments see Note 8 — Segment Reporting for additional details.

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 2. Basis of Presentation

These combined financial statements reflect the historical financial position, results of operations, changes in owner’s equity and cash flows of the Predecessor for the periods presented as the Predecessor was historically managed within USDG. The combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of USDG, including the following subsidiaries of the Parent: SART, USDR, USDRC, USDTC, WCRT, USDT SARL, and USDR SARL. The combined financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Predecessor’s combined financial statements may not be indicative of the Predecessor’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated as an independent company during the periods presented.

The accompanying combined financial statements have been prepared also in accordance with Regulation S-X, Article 3, General Instructions as to Financial Statements and Staff Accounting Bulletin (“SAB”) Topic 1-B, Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. The combined financial statements include expense allocations for certain functions provided by USDG, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance, utilities, and executive compensation. These expenses have been allocated to the Predecessor on the basis of direct usage when identifiable, budgeted volumes or projected revenues, with the remainder allocated evenly across the number of operating entities. During the years ended December 31, 2013 and 2012, the Predecessor was allocated general corporate expenses incurred by USDG, which are included within selling, general and administrative expenses in the combined statements of income and comprehensive income. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or the benefit received by the Predecessor during the periods presented. The allocations may not, however, reflect the expenses the Predecessor would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Predecessor had been a stand-alone entity would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. The Predecessor is unable to determine what such costs would have been had the Predecessor been independent. USD Partners LP’s general partner will provide services to the Partnership pursuant to an omnibus agreement and a service agreement between the parties. The allocations and related estimates and assumptions are described more fully in Note 6 — Transactions with Related Parties.

Subsequent events have been evaluated through the issuance date of these financial statements. Any material subsequent events that occurred prior to such date have been properly recognized or disclosed in the combined financial statements.

Note 3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates made by management include the estimated lives of depreciable property and equipment, recoverability of long-lived assets, and the allowance for doubtful accounts.

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Cash and Cash Equivalents

Cash and cash equivalents consist of all unrestricted demand deposits and funds invested in highly liquid instruments with original maturities of three months or less. The Predecessor periodically assesses the financial condition of the institutions where these funds are held and believes that its credit risk is minimal.

Accounts Receivable

Accounts receivable are primarily due from oil and ethanol producing, and petroleum refining companies. Management performs ongoing credit evaluations of its customers. When appropriate, the Predecessor estimates allowances for doubtful accounts based on its customers’ financial condition and collection history, and other pertinent factors. Accounts are written-off against the allowance when significantly past due and deemed uncollectible by management. The Predecessor did not have an allowance for doubtful accounts in 2013 or 2012.

Deferred Financing Costs

Costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense using the effective interest method over the life of the related debt.

Property and Equipment

Property and equipment is recorded at cost. Interest on borrowings for construction is capitalized and depreciated as a part of the cost once the asset is available for service. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which range from 5 to 20 years. The Predecessor assigns asset lives based on reasonable estimates when an asset is placed into service. Expenditures for repairs and maintenance are charged to operations as incurred. Renewals and betterments are capitalized. Upon the sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized in the results of operations.

Fair Value

FASB ASC 820, Fair Value Measurement, establishes a single authoritative definition of fair value when accounting rules require the use of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The guidance clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities).

•	Level 3 — Significant unobservable inputs (including the Predecessor’s own assumptions in determining fair value).

When the Predecessor is required to measure fair value, and there is not a market-observable price for the asset or liability or a market-observable price for a similar asset or liability, the Predecessor utilizes the cost, income, or market valuation approach depending on the quality of information available to support management’s assumptions.

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities reported on the combined balance sheets approximate fair value due to the short-term nature of these items. The fair value of the Predecessor’s accounts receivable with affiliates and payables with affiliates cannot be determined due to the related party nature of these items.

Revenue Recognition

The Predecessor’s revenues are derived from railcar loading and unloading services for bulk liquid products, including crude oil, biofuels, and related products, as well as sourcing railcar fleets and related logistics and maintenance services. The Predecessor recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the buyer’s price is fixed or determinable and collectability is reasonably assured. In accordance with FASB ASC 605, Revenue Recognition, the Predecessor records revenues for fleet services on a gross basis as the Predecessor is deemed the primary obligor for the services. The Predecessor also records its revenues from reimbursable costs on a gross basis as reimbursements for out-of-pocket expenses incurred in revenues and operating costs.

Terminalling services revenue is recognized when provided based on the contractual rates related to throughput volumes. Certain agreements contain “take-or-pay” provisions whereby the Predecessor is entitled to a minimum throughput fee. We recognize these minimum fees when the customer’s ability to make up the minimum volume has expired, in accordance with the terms of the agreements. Revenue for fleet services and related party administrative services is recognized ratably over the contract period. Revenue for reimbursable costs is recognized as the costs are incurred. The Predecessor has deferred revenues for amounts collected from customers in its Fleet services segment, which will be recognized as revenue when earned pursuant to contractual terms. The Predecessor has prepaid rent associated with these deferred revenues on its railcar leases, which will be recognized as expense when incurred.

Impairment of Long-lived Assets

The Predecessor evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. A long-lived asset is considered impaired when the sum of the estimated, undiscounted future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset. Factors that indicate potential impairment include a significant decrease in the market value of the asset, operating or cash flow losses associated with the use of the asset and a significant change in the asset’s physical condition or use. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, estimates of future undiscounted cash flows take into account possible outcomes and probabilities of their occurrence. If the carrying amount of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the long-lived asset. There were no asset impairment indicators in 2013 and 2012.

Income Taxes

For U.S. Federal, and certain state income tax purposes, the Parent has elected to be treated as a partnership, whereby the taxable income or losses of the Parent flow through to its members. The provision for income taxes primarily reflects franchise taxes. Income taxes associated with the Predecessor’s Canadian operations have been considered within the historical results of the Canadian operations of the Predecessor. In the years presented, there was no benefit recorded for losses associated with our Canadian operations since it is currently more likely than not the benefit from the loss carryover will not be realized.

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Although the Predecessor’s income or loss is taxed directly to the members of its Parent, the effects of uncertain tax positions, if any, may have an impact on the tax return of the member. Therefore, US GAAP requires that the financial effects of an uncertain tax position be recognized based on the outcome that is more likely than not to occur. Under this criterion, the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that would likely be sustained under examination. As of December 31, 2013 and 2012, the Predecessor has no uncertain tax positions that qualify for either recognition or disclosure in the combined financial statements.

The Parent’s income tax returns for the periods filed from January 1, 2009 through December 31, 2013 are subject to examination by the taxing authorities. The results of such examinations may impact the Predecessor as the results of any findings could pass down to the Predecessor. Income tax returns for the Predecessor’s Canadian operations filed for the period ended December 31, 2013 are subject to examination by the taxing authorities. At December 31, 2013, neither the Parent nor the Canadian operations are currently under examination. See Note 10 — Income Taxes for additional information.

Foreign Currency

Results of operations for the Predecessor’s foreign subsidiaries have been translated from their local currencies to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Gains or losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive loss and are shown as a separate component of owner’s equity. Cumulative translation losses as of December 31, 2013 and 2012 were $1.4 million and $5 thousand, respectively. Foreign currency transaction losses related to the years ended December 31, 2013 and 2012 were $41 thousand and $0, respectively, and are included in other expense on the combined statements of income and comprehensive income.

Net Income per Unit

The Predecessor has omitted earnings per unit because the Predecessor has operated under a sole member equity structure for the periods presented.

Asset Retirement Obligations

FASB ASC 410, Asset Retirement and Environmental Obligations, requires the Predecessor to evaluate whether any future asset retirement obligations exist as of December 31, 2013 and 2012, and whether the expected retirement date of the related costs of retirement can be estimated. The Predecessor has concluded that its terminalling services assets, which include tracks and transloading facilities, have an indeterminate life because they will be owned and operated for an indeterminate future period when properly maintained. A liability for these asset retirement obligations will be recorded only if there is a legal future retirement obligation with a determinable life is identified. The Predecessor did not record any asset retirement obligations as of December 31, 2013 and 2012 because there is no legal obligation.

Recent Accounting Pronouncements

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date (“ASU 2013-04”), regarding accounting for obligations resulting from

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

joint and several liability arrangements. ASU 2013-04 is effective for interim and annual periods beginning January 1, 2014. Early adoption is permitted with retrospective application. The Predecessor adopted the new guidance as of January 1, 2012 and the adoption did not have an impact on the Predecessor’s combined financial position, results of operations or cash flows.

Reporting Amounts Reclassified Out of Accumulated Comprehensive Income

In February 2013, the FASB issued Accounting Standards Update ASU No. 2013-02, Reporting Amounts Reclassified Out of Accumulated Comprehensive Income (“ASU 2013-02”). This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the related notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2012. The Predecessor adopted the new guidance as of January 1, 2012 and the adoption did not have an impact on the Predecessor’s combined financial position, results of operations or cash flows.

Note 4. Property and Equipment

The Predecessor’s property and equipment consist of the following:

	As of December 31,		Estimated Useful Lives (Years)
	2013	2012
	(in thousands)
Land	$6,148	$—	N/A
Trackage and facilities	8,007	8,007	20
Equipment	488	415	5-10
Furniture	5	—	5

Total property and equipment	14,648	8,422
Accumulated depreciation	(1,803)	(1,301)
Construction in progress	48,519	760

Property and equipment, net	$61,364	$7,881

The cost of property and equipment classified as “Construction in progress” is excluded from costs being depreciated. These amounts represent property that is not yet suitable to be placed into productive service as of the respective balance sheet date.

Note 5. Credit Facility

In November 2008, the Predecessor, through USDG, entered into a credit agreement (the “Credit Agreement”) with the Bank of Oklahoma consisting of a revolving credit facility with a borrowing capacity of $150.0 million. The Credit Agreement is guaranteed by all USDG subsidiaries. The outstanding balance as of December 31, 2013 and 2012 was $30.0 million. Interest is at the London Interbank Offered Rate (“LIBOR”) plus a margin based on USDG’s leverage ratio, as defined in the Credit Agreement. The interest rate at December 31, 2013 and 2012 was 3.92% and 3.96%, respectively. A fee of 0.50% is charged on the unused portion of the

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

revolving credit facility. Subsequent to December 31, 2013, the maturity date on the revolving credit facility was extended to March 30, 2015, at which time the principal and all unpaid interest is due and payable.

During 2012 and 2013, the Credit Agreement was amended to, among other things, release the guarantees from certain subsidiaries sold in 2012 and to add USDTC as a guarantor and borrower under the Credit Agreement. The Predecessor is subject to various covenants associated with the credit facility, including but not limited to, maintaining certain levels of debt service coverage, tangible net worth, and leverage. The Predecessor was in compliance with all of the covenants as of December 31, 2013.

A detail of interest expense from continuing operations is as follows (in thousands):

	For the Years Ended December 31,
	2013	2012
Interest expense on credit facility	$1,821	$834
Amortization of deferred financing costs	1,420	1,216

Total interest expense	$3,241	$2,050

Note 6. Transactions with Related Parties

We have entered into purchase, assignment and assumption agreements to assign payment and performance obligations for certain operating lease agreements with lessors and customer fleet service payments related to these operating leases with LRT Logistics Funding LLC (“LRTLF”), USD Fleet Funding LLC (“USDFF”), USD Fleet Funding Canada Inc. (“USDFFCI”), and USD Logistics Funding Canada Inc. (“USDLFCI”), which are unconsolidated variable-interest entities (the “VIEs”) with the Predecessor. The managing member of the VIEs is majority-owned by related parties of the Predecessor. We are not the primary beneficiary of the VIEs, as we do not have power to direct the activities that most significantly affect the economic performance of the VIEs. Accordingly, we do not consolidate the results of the VIEs in our combined financial statements.

Related Party Revenue and Deferred Revenue

We have entered into agreements to provide administrative services to the VIEs for fixed servicing fees and reimbursement of out-of-pocket expenses.

Related party sales to the VIEs were $1.0 million and $0 during the years ended December 31, 2013 and 2012, respectively. These sales are recorded in Fleet services — related party on the accompanying combined statements of income and comprehensive income.

Related party deferred revenues from the VIEs were $1.0 million and $0 during the years ended December 31, 2013 and 2012, respectively, which are recorded in Deferred revenue — related party on the accompanying combined balance sheets.

We have also entered into agreements with J. Aron & Company (“J. Aron”), a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“GS”), to provide terminalling and fleet services, which include reimbursement for certain out-of-pocket expenses, related to the Hardisty rail terminal operations. GS is a principal shareholder of USDG. The terms and conditions of these agreements are similar to the terms and conditions of third-party agreements at the Hardisty rail terminal. J. Aron has entered into assignment arrangements with third parties in respect to these services and may do so again in the future.

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Related party sales to J. Aron were $2.6 million and $0 during the years ended December 31, 2013 and 2012, respectively. These sales are recorded in Freight and other reimbursables — related party on the accompanying combined statements of income and comprehensive income. Outstanding balances due from J. Aron as of December 31, 2013 and 2012 are $0.4 million and $0, respectively, and are recorded on the accompanying combined balance sheets.

Cost Allocations

USDG allocated certain overhead costs associated with general and administrative services, including insurance, professional fees, facilities, information services, human resources and other support departments to us. Where costs incurred on our behalf cannot be determined by specific identification, the costs are primarily allocated evenly across the number of operating subsidiaries or allocated based on budgeted volumes or projected revenues. We believe these allocations are a reasonable reflection of the utilization of services provided. However, the allocations may not fully reflect the expenses that would have been incurred had we been a stand-alone company during the periods presented.

The total amount charged to the Predecessor for overhead cost allocations for the years ended December 31, 2013 and 2012, which is recorded in selling, general and administrative costs, was $3.0 million and $1.2 million, respectively.

Loan from USDG

USDTC (“the Borrower”), entered into an unsecured loan facility with USDG (the “USDG Loan”) for an initial loan amount of $45.2 million Canadian dollars (“CAD”) with the capacity to increase to $70.0 million CAD. Under the USDG Loan agreement, the Borrower agreed to repay amounts advanced as requested by USDG. The loan facility is restricted for purposes of constructing the Borrower’s terminal at Hardisty, Alberta and expenses relating to its operation. There are no interest charges for advanced amounts outstanding nor is there a termination date included within the USDG Loan agreement. The outstanding balance as of December 31, 2013 and 2012, as included on the accompanying combined balance sheets, was $51.0 million and $0.3 million, respectively.

Note 7. Commitments and Contingencies

Rail Service Agreements

The Predecessor has rail service agreements at its terminal facilities with labor service providers that expire at various dates from 2014 through 2015.

After the initial term of the agreements, the rail service contracts will continue to be in effect for consecutive one-year terms unless either party provides the other party written notice prior to end of the term. Under these agreements, the Predecessor incurred approximately $1.9 million and $1.8 million in service fees in 2013 and 2012 from continuing operations, respectively, which are recorded in subcontracted rail services on the combined statements of income and comprehensive income.

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

The future minimum payments for these rail services agreements are as follows (in thousands):

As of December 31,
2014	$1,768
2015	244

Total	$2,012

Operating Leases

The Predecessor has various non-cancellable operating leases for buildings, office facilities, railroad tracks, land surfaces, and railcars that expire at various dates from 2014 through 2017. The Predecessor incurred $0.3 million and $0.2 million in lease expenses related to buildings, offices, tracks, and land in 2013 and 2012, respectively, which are recorded in selling, general, & administration on the combined statements of income and comprehensive income.

The Predecessor incurred fleet service expenses of $13.6 million and $16.0 million in 2013 and 2012, respectively, which are recorded in fleet services on the combined statements of income and comprehensive income.

The future approximate minimum payments for the aforementioned operating leases are as follows (in thousands):

As of December 31,
2014	$12,283
2015	4,929
2016	87
2017	90

$17,389

At December 31, 2013, the Predecessor had major construction contracts for approximately $67.9 million, which include approximately $45.0 million in contracts that were completed and $22.9 million to be incurred in future periods.

Of the $3.7 million classified as other current liabilities on the combined balance sheet as of December 31, 2013, $3.6 million consisted of funds necessary to pay construction retention balances related to the build-out of the Hardisty rail terminal.

From time to time, the Predecessor may be involved in legal, tax, regulatory and other proceedings in the ordinary course of business. Management does not believe that we are currently a party to any litigation that will have a material impact on our financial condition or results of operations.

Note 8. Segment Reporting

The Predecessor manages its business in two reportable segments: Terminalling services segment and Fleet services segment. The Terminalling services segment operates by terminalling and transloading crude oil and biofuels under multi-year, fee-based contracts. The Fleet services segment manages a fleet of rail cars to ensure customer’s products are handled safely and efficiently.

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

The Predecessor’s reportable segments offer different services and are managed accordingly. The Predecessor’s chief operating decision maker (the “CODM”) regularly reviews financial information about both segments in deciding how to allocate resources and evaluate performance. The CODM assesses segment performance based on income (loss) from continuing operations before interest expense, other expense, net, taxes, depreciation, and amortization (“Adjusted EBITDA”). The following tables summarize the Predecessor’s reportable segment data for continuing operations:

	For the Year Ended December 31, 2013
	Terminalling services	Fleet services	Total
	(in thousands)
Revenues
Third party	$7,130	$15,585	$22,715
Related party	—	3,586	3,586
Operating costs (excluding depreciation)	5,920	18,410	24,330
Depreciation	502	—	502
Interest expense	3,241	—	3,241
Other expense, net	39	—	39
Provision for income taxes	21	9	30

Income (loss) from continuing operations	$(2,593)	$752	$(1,841)

Total assets	68,995	8,197	77,192
Capital expenditures	$56,114	$—	$56,114

	For the Year Ended December 31, 2012
	Terminalling services	Fleet services	Total
	(in thousands)
Revenues
Third party	$8,703	$16,172	$24,875
Operating costs excluding depreciation	3,817	17,437	21,254
Depreciation	490	—	490
Interest expense	2,050	—	2,050
Provision for income taxes	26	—	26

Income (loss) from continuing operations	$2,320	$(1,265)	$1,055

Total assets	14,128	3,505	17,633
Capital expenditures	$773	$—	$773

The following table provides a reconciliation of Adjusted EBITDA to income from continuing operations:

	For the Year Ended December 31,
	2013	2012
	(in thousands)
Adjusted EBITDA
Terminalling services Adjusted EBITDA	$1,210	$4,886
Fleet services Adjusted EBITDA	761	(1,265)
Interest expense	(3,241)	(2,050)
Other expense, net	(39)	—
Depreciation	(502)	(490)
Provision for income taxes	(30)	(26)

Income (loss) from continuing operations	$(1,841)	$1,055

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

The following tables summarize the Predecessor’s geographic data for continuing operations:

	For the Year Ended December 31, 2013
	U.S.	Canada	Total
	(in thousands)
Revenues
Third party	$22,715	$—	$22,715
Related party	3,586	—	3,586
Total assets	$17,825	$59,367	$77,192

	For the Year Ended December 31, 2012
	U.S.	Canada	Total
	(in thousands)
Revenues
Third party	$24,875	$—	$24,875
Total assets	$16,890	$743	$17,633

Note 9. Major Customers and Concentration of Credit Risk

The following table provides the percentage of total revenues attributable to a single customer from which 10% or more of total revenues are derived:

	Percent of Total Revenues for Years Ended December 31,
	2013	2012
Customer A	52%	43%
Customer B	23	25
Customer C	10	—
Customer D	3	20
All Others	12	12

	100%	100%

A substantial portion of the Predecessor’s revenues are from a limited number of customers. The Predecessor’s revenues are derived mainly from railcar loading and unloading services for bulk liquid products, switching, other terminalling services, and railcar fleet services. The industry concentration of these customers may impact the Predecessor’s overall exposure to credit risk, either positively or negatively, as its customers may be similarly affected by changes in commodity prices, regulation, and other economic factors. The Predecessor seeks high-quality customers with investment grade credit ratings and performs ongoing credit evaluations of its customers.

Note 10. Income Taxes

The Predecessor is treated as a partnership for federal and most state income tax purposes, with each partner being separately taxed on its share of taxable income. The provision for income taxes for the years presented includes franchise taxes and tax on the Predecessor’s Canadian operations. For the years ended December 31, 2013 and 2012, the Predecessor’s provision for U.S. income taxes consisted of current expense for state franchise taxes of $30 thousand and $26 thousand, respectively. There was no benefit recorded for losses associated with our Canadian operations since it is currently more likely than not the benefit from the loss carryover will not be realized. The Predecessor had no unrecognized tax benefits or any tax reserves for uncertain tax positions at December 31, 2013 or 2012.

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

The components of income (loss) before taxes with reconciliation between tax at the federal statutory rate and actual income tax expense for continuing operations follow:

	Years Ended December 31,
	2013	2012
	(in thousands)
Domestic	$(1,527)	$1,081
Foreign	(284)	—

Total income (loss) before taxes	$(1,811)	$1,081

Tax expense (benefit) at the statutory rate	$(634)	$378
Loss (income) attributable to partnership not subject to tax	536	(378)
Foreign tax rate differential	28	—
Other	10	—
State income tax	30	26
Change in valuation allowance	60	—

Provision for income taxes	$30	$26

The Predecessor’s deferred income taxes reflect the tax effect of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of deferred income tax assets for continuing operations follow:

	As of December 31,
	2013	2012
	(in thousands)
Deferred income tax assets
Property and equipment	$25	$—
Capital and operating loss carryovers	35	—
Valuation allowance	(60)	—

Net deferred income tax assets	$—	$—

Note 11. Discontinued Operations

On December 12, 2012, USDG sold all of its membership interests in five of its subsidiaries included in the Predecessor’s Terminalling services segment to the Acquirer. The sales price of the subsidiaries was $502.6 million, net of working capital adjustments. USDG used a portion of these proceeds to pay down its bank debt to $30 million at the time of the Sale and for distributions to its members during the periods presented. For the years ended December 31, 2013 and 2012, the Predecessor has $7.3 million and $394.3 million, respectively, recorded as gain on sale of discontinued operations. At the time of the Sale, a sixth subsidiary also included in the Predecessor’s Terminalling services segment, USDS, ceased operations. The financial results of the Predecessor’s operations related to the Discontinued Operations and USDS are reflected as discontinued operations in the combined statements of income and comprehensive income.

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Assets and liabilities of our Discontinued Operations are as follows:

	As of December 31,
	2013	2012
	(in thousands)
Assets:
Cash	$—	$1,698
Receivables	603	142
Cash proceeds placed in escrow related to the Sale	29,473	39,461

Total assets	$30,076	$41,301

Liabilities:
Payables	$—	$3,608
Bonus accrued for payment to employees	5,835	8,284

Total liabilities	$5,835	$11,892

The following table shows the Predecessor’s results from its Discontinued Operations:

	For the Years Ended December 31,
	2013	2012
	(in thousands)
Discontinued operations:
Revenues	$951	$107,714
Income before provision for income taxes	951	65,245
Provision for income taxes	3	41
Net income	$948	$65,204

The following table provides a reconciliation of the Predecessor’s sales price for its Discontinued Operations to its gain on sale of discontinued operations:

For the Year Ended December 31, 2012
(in thousands)
Sales price	$502,554
Subsidiaries sold at cost	(72,564)
Transaction costs and other	(35,672)

Gain on sale of discontinued operations	$394,318

The following table provides a reconciliation of the Predecessor’s sales price for its Discontinued Operations to the net cash provided by investing activities for its Discontinued Operations:

For the Year Ended December 31, 2012
(in thousands)
Sales price	$502,554
Gross cash proceeds placed in escrow	(40,000)
Additions of property and equipment	(26,644)
Working capital adjustment	852

Net cash provided by investing activities	$436,762

During 2013, $10,000 of escrow payments was received.

USD PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Continuing Cash Flows from Discontinued Operations

At the time of the Sale, SJRT had an existing contract (the “Contract”) with one of its customers (the “Customer”) in which the Customer would pay SJRT an Incremental Throughput Fee, as defined, for certain volumes coming through SJRT (“Incremental Throughput Fee”). The Incremental Throughput Fee allowed SJRT to participate with the Customer in the value created due to increased market spreads on the price of crude oil. The Incremental Throughput Fee was calculated at a certain percentage of the net differential between the market price of the crude oil volumes and an agreed upon minimum price. Upon the sale of SJRT, the Acquirer agreed to remit the Incremental Throughput Fee to the Predecessor until the expiration of the Contract. The Predecessor received these cash flows through September of 2013. These proceeds are recorded as income from discontinued operations prior to the Sale and in gain on sale of discontinued operations after the Sale as the remittance of the Incremental Throughput Fee after the Sale is deemed a resolution of a purchase price adjustment with the Acquirer. During the years ended December 31, 2013 and 2012, $7.3 million and $0.9 million, respectively, are recorded in gain on sale of discontinued operations.

In conjunction with the Sale, the Predecessor ceased its operations at USDS. USDS’s primary operations revolved around a service agreement with the Acquirer related to loading and unloading services. Effective at the closing date of the sale, USDS assigned or terminated any obligations it had in relation to its operations, but continues to receive indirect cash flows. The Predecessor has not participated in any revenue producing activities and expects the cash flows to terminate upon the expiration of the assigned service agreement on February 15, 2015. The earnings from the assigned service agreement are recorded as income from discontinued operations and are $1.0 million and $46 thousand for the years ended December 31, 2013 and 2012, respectively.

Note 12. Subsequent Events

On January 21, 2014, the remaining $29.5 million of cash proceeds placed in escrow related to the Sale was released to the Predecessor.

In April 2014, the Predecessor drew $67.8 million on the credit facility to pay its loan then outstanding from USDG. As of June 12, 2014, the Predecessor had $97.8 million outstanding under the credit facility.

To manage its foreign currency exchange risk at its Canadian operations, USDG, on behalf of the Predecessor entered into foreign currency hedge contracts on May 20, 2014 with a total notional amount of $37.2 million. The hedge contracts expire on various dates between December 2014 and December 2015.

APPENDIX A

Form of First Amended and Restated Agreement of Limited Partnership of USD Partners LP

[To be filed by amendment]

A-1

APPENDIX B

GLOSSARY OF TERMS

Unless otherwise noted or indicated by context, the following terms used in this prospectus have the following meanings:

“API gravity” refers to American Petroleum Institute gravity.

“bbls” refers to a common unit of measure in the oil industry, which equates to 42 gallons.

“bitumen” refers to dense, highly viscous, petroleum-based hydrocarbon that is found in deposits such as oil sands.

“bpd” refers to an abbreviation for barrels per day.

“CAPP” refers to the Canadian Association of Petroleum Producers.

“diluent” refers to lighter hydrocarbon products such as natural gasoline or condensate which is blended with heavy crude to allow for pipeline transportation of heavy crude.

“EPA” refers to the United States Environmental Protection Agency.

“ethanol” refers to a clear, colorless, flammable oxygenated liquid. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

“GHG” refers to greenhouse gas.

“heavy crude” refers to a relatively inexpensive crude oil with a low API gravity characterized by high relative density and viscosity. Heavy crude oils require greater levels of processing to produce high value products such as gasoline and diesel.

“legacy railcar” refers to a DOT Specification 111 railcar that does not comply with the Association of American Railroads (AAR) Casualty Prevention Circular (CPC) letter known as CPC-1232 which specifies requirements for railcars built for the transportation of certain hazardous materials.

“manifest train” refers to trains that are composed of mixed cargos and often stop at several destinations.

“Mbpd” refers to a thousand barrels per day.

“MMbbls” refers to a million barrels.

“MMbpd” refers to million barrels per day.

“oil sand” refers to deposits of loose sand or partially consolidated sandstone that is saturated with highly viscous bitumen.

“pricing differential” refers to the price difference between light crude oil and heavy crude oil.

“throughput” refers to the volume processed through a terminal or refinery.

“unit train” refers to trains comprised of up to 120 railcars and are composed of one cargo shipped from one point of origin to one destination.

B-1

Common Units

Representing Limited Partner Interests

USD Partners LP

PRELIMINARY  PROSPECTUS

                    , 2014

Citigroup

Barclays

Until                     , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in the Prospectus

Item 13. Other expenses of issuance and distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$
FINRA filing fee
NYSE listing fee		*
Advisory fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers

The section of the prospectus entitled “Our Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which USD Partners LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15. Recent sales of unregistered securities

On June 5, 2014, in connection with the formation of the partnership, USD Partners LP issued to (i) USD Partners GP LLC, the 2.0% general partner interest in the partnership for $20 and (ii) to USD Group LLC, a wholly owned subsidiary of USD Development Group LLC, the 98.0% limited partner interest in the partnership for $980. These transactions were exempt from registration under Section 4(2) of the Securities Act as they did not involve a public offering. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit number		Description

1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement)

3.1		Certificate of Limited Partnership of USD Partners LP

3.2	*	Form of First Amended and Restated Agreement of Limited Partnership of USD Partners LP (included as Appendix A to the Prospectus)

5.1	*	Form of opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1	*	Form of opinion of Latham & Watkins LLP relating to tax matters

10.1	*	Form of Credit Agreement

10.2	*	Form of Contribution, Conveyance and Assumption Agreement

10.3	*	Form of USD Partners LP 2014 Incentive Compensation Plan

10.4	*	Form of Omnibus Agreement

21.1	*	List of Subsidiaries of USD Partners LP

23.1	*	Consent of UHY LLP

23.3	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.4	*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

23.5	*	Consent of Director Nominee

24.1	*	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes that, for the purposes of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with its general partner or its general partner’s affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to registrant or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of Texas, on                     , 2014.

USD Partners LP

By:	USD Partners GP LLC, its General Partner

By:
Daniel K. Borgen Chief Executive Officer and President

Each person whose signature appears below appoints Daniel K. Borgen and Adam Altsuler, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

Daniel K. Borgen	Chief Executive Officer and President (Principal Executive Officer)	, 2014

Adam Altsuler	Chief Financial Officer (Principal Financial Officer)	, 2014

Chris Robbins	Chief Accounting Officer (Principal Accounting Officer)	, 2014

Mike Curry	Director	, 2014

INDEX TO EXHIBITS

Exhibit number		Description

1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement)

3.1		Certificate of Limited Partnership of USD Partners LP

3.2	*	Form of First Amended and Restated Agreement of Limited Partnership of USD Partners LP (included as Appendix A to the Prospectus)

5.1	*	Form of opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1	*	Form of opinion of Latham & Watkins LLP relating to tax matters

10.1	*	Form of Credit Agreement

10.2	*	Form of Contribution, Conveyance and Assumption Agreement

10.3	*	Form of USD Partners LP 2014 Incentive Compensation Plan

10.4	*	Form of Omnibus Agreement

21.1	*	List of Subsidiaries of USD Partners LP

23.1	*	Consent of UHY LLP

23.3	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.4	*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

23.5	*	Consent of Director Nominee

24.1	*	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.